===============================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of February, 2003

                       Commission File Number: 001-10579

                      TELECOMMUNICATIONS COMPANY OF CHILE
                (Translation of registrant's name into English)

                      Avenida Providencia No. 111, Piso 22
                          Providencia, Santiago, Chile
                                 (562) 691-2020
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F  X                 Form 40-F
                           ---                          ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                       Yes                    No  X
                           ---                   ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                       Yes                    No  X
                           ---                   ---

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       Yes                    No  X
                           ---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A


===============================================================================

                      TELECOMMUNICATIONS COMPANY OF CHILE


                               TABLE OF CONTENTS


Item
----

  1. Compania De Telecomunicaciones De Chile S.A. And Subsidiaries - Report on the Financial Statements for the Years Ended December 31, 2002 and 2001 (Consolidated)

  2. Compania De Telecomunicaciones De Chile S.A. And Subsidiaries - Analysis Of The Consolidated Financial Statements As Of December 31, 2002

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             TELECOMMUNICATIONS COMPANY OF CHILE


Date: February 7, 2003                       By: /s/ Julio Covarrubias F.
                                                -------------------------------
                                                Name:  Julio Covarrubias F.
                                                Title: Chief Financial Officer

                                                                          Item 1





          COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES






                       REPORT ON THE FINANCIAL STATEMENTS
                            for the years ended as of
                           December 31, 2002 and 2001
                                 (CONSOLIDATED)




       (Translation of financial statements originally issued in Spanish)

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES













---------------------------------------------------------------------

CONTENTS

Independent Auditors' Report
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements


ThCh$:  Thousands of Chilean pesos
UF : The Unidad de Fomento, or UF, is an inflation-indexed peso denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index in relation to the previous month

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------------------------------------

                                         CONSOLIDATED BALANCE SHEET
                                      AS OF DECEMBER 31, 2002 AND 2001

------------------------------------------------------------------------------------------------------------
      A   S   S   E   T   S                               notes             2002                    2001
------------------------------------------------------              ----------------------------------------
                                                                           ThCh$                  ThCh$
                                                                    -----------------      -----------------
CURRENT ASSETS
  Cash                                                                    16,842,002             19,323,709
  Time deposits                                                            2,418,477             11,366,992
  Marketable securities (net)                              (4)            76,812,030             60,218,053
  Trade accounts receivable (net)                          (5)           206,605,764            251,113,767
  Notes receivable (net)                                   (5)             6,024,436              5,260,269
  Other receivables (net)                                  (5)            25,070,611             35,609,281
  Notes and accts. receivable from related companies      (6 a)           17,113,928              5,581,397
  Inventories (net)                                                       14,360,380             32,378,241
  Recoverable taxes                                                       19,060,375             45,633,229
  Prepaid expenses                                                         8,230,701             11,251,165
  Deferred taxes                                          (7 b)           25,188,474             56,581,498
  Other current assets                                     (8)            28,656,627            122,898,844
                                                                    -----------------      -----------------
               TOTAL CURRENT ASSETS                                      446,383,805            657,216,445
                                                                    -----------------      -----------------

PROPERTY, PLANT AND EQUIPMENT                              (9)
  Land                                                                    27,372,131             29,030,587
  Constructions and
       infrastructure works                                              183,151,839            197,925,361
  Machinery and equipment                                              3,294,876,741          3,235,794,533
  Other property, plant and equipment                                    393,378,237            446,283,271
  Higher value for technical reappraisal
       of property, plant and equipment                                    9,130,267              9,130,322
  Depreciation (less)                                                  1,968,865,481          1,794,155,265
                                                                    -----------------      -----------------
               TOTAL PROPERTY, PLANT AND EQUIPMENT                     1,939,043,734          2,124,008,809
                                                                    -----------------      -----------------

OTHER ASSETS
  Investment in related companies                         (10)            42,455,138             16,313,598
  Investment in other companies                                                3,816                684,994
  Goodwill                                               (11 a)          179,404,553            210,069,277
  Long-term debtors                                        (5)            34,840,257             39,943,715
  Notes and accts. Rec. from related companies            (6 a)                    -                660,776
  Intangibles                                             (12)            32,304,395             16,981,672
  Amortization (less)                                     (12)             2,631,312              1,592,094
  Others                                                  (13)            16,568,919             26,013,621
                                                                    -----------------      -----------------
               TOTAL OTHER ASSETS                                        302,945,766            309,075,559
                                                                    -----------------      -----------------

                                                                    -----------------      -----------------
               TOTAL ASSETS                                            2,688,373,305          3,090,300,813
                                                                    =================      =================

------------------------------------------------------------------------------------------------------------
                L  I  A  B  I  L  I  T  I  E  S           notes            2002                   2001
------------------------------------------------------              ----------------------------------------
                                                                           ThCh$                  ThCh$
                                                                    -----------------      -----------------
CURRENT LIABILITIES
  Short-term obligations with banks
       and financial institutions                          (14)            9,191,446             20,652,113
  Short-term portion of long-term obligations
       with banks and financial institutions               (14)          146,290,805            112,957,547
  Obligations with the public (bonds)                      (16)           21,704,239             38,651,152
  Long-term obligations maturing
       within a year                                                         489,759              1,142,572
  Dividends payable                                                          209,724                301,445
  Accounts payable                                         (33)          149,886,640            205,177,454
  Notes payable                                                              173,961                623,100
  Other creditors                                                          8,101,420             29,698,335
 Notes and accounts payable to related companies          (6 b)           11,976,196             17,572,625
  Provisions                                               (17)            9,952,190             15,069,037
  Withholdings                                                             9,533,601             13,314,056
  Unearned income                                                          6,963,466              2,653,236
  Other current assets                                                     4,947,602             33,520,779
                                                                    -----------------      -----------------
             TOTAL CURRENT ASSETS                                        379,421,049            491,333,451
                                                                    -----------------      -----------------

LONG-TERM LIABILITIES
  Obligations with banks and
      financial institutions                               (15)          416,567,542            549,111,998
  Obligations with the public (bonds)                      (16)          512,192,650            567,825,381
  Notes and accounts payable to related companies         (6 b)           24,214,112             25,769,951
  Other long-term creditors                                                9,246,715             33,366,179
  Long-term provisions                                     (17)           17,257,252             20,485,428
  Long-term deferred taxes                                (7 b)           35,990,681             47,117,652
  Other long-term liabilities                                              5,650,989             13,321,005
                                                                    -----------------      -----------------
            TOTAL LONG-TERM LIABILITIES                                1,021,119,941          1,256,997,594
                                                                    -----------------      -----------------
MINORITY INTEREST                                          (19)            1,142,263             36,673,275
                                                                    -----------------      -----------------

SHAREHOLDERS' EQUITY                                       (20)
  Paid-in capital                                                        736,468,120            736,468,120
  Share premium                                                          114,512,356            114,512,356
  Other reserves                                                           1,924,736              1,582,766
  Retained earnings                                                      433,784,840            452,733,251
           Accumulated earnings                                          451,465,216            448,881,060
           Net (Loss) income for the year                                (17,680,376)             4,235,008
           Accum. deficit development period -
             subsidiary (less)                                                     -                382,817

                                                                    -----------------      -----------------
               TOTAL SHAREHOLDERS' EQUITY                              1,286,690,052          1,305,296,493
                                                                    -----------------      -----------------

                                                                    -----------------      -----------------
               TOTAL LIAB. & SHAREHOLDERS' EQUITY                      2,688,373,305          3,090,300,813
                                                                    =================      =================


              The accompanying notes 1 to 33 are an integral part of these financial statements

------------------------------------------------------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
----------------------------------------------------------------------------------------------------

                CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
                     ENDED AS OF DECEMBER 31, 2002 AND 2001


                                                                      2002                2001
                                                                      ----                ----
OPERATING INCOME                                                      ThCh$               ThCh$

Operating revenues                                                  863,148,681        920,034,653
Operating Costs (less)                                              602,236,149        647,194,118
                                                                 ---------------   ----------------

Gross margin                                            (21a)       260,912,532        272,840,535

Administration and selling expenses  (less)                         130,414,461        131,364,109
                                                                 ---------------   ----------------

OPERATING INCOME                                                    130,498,071        141,476,426

NON-OPERATING INCOME
Financial income                                                     16,691,456         18,742,454
Net income from investments in related companies         (10)         2,465,491          1,140,091
Other non-operating income                              (21 b)       13,221,524         15,572,055
Loss from investments in related companies (less)        (10)           110,112            528,262
Amortization of goodwill (less)                         (11 a)       24,661,893         16,211,090
Financial expenses (less)                                            81,472,292         96,254,647
Other non-operating expenses (less)                     (21 c)       37,879,947         45,132,039
Price-level restatement                                  (22)        (6,164,777)           303,171
Exchange differences                                     (23)        (2,788,424)         1,828,210
                                                                 ---------------   ----------------
NON-OPERATING INCOME                                               (120,698,974)      (120,540,057)
                                                                 ---------------   ----------------

INCOME BEFORE INCOME TAX                                              9,799,097         20,936,369

Income tax                                              (7 c)       (26,716,776)       (11,769,028)

CONSOLIDATED INCOME                                                 (16,917,679)         9,167,341

Minority interest                                        (19)          (762,697)        (4,938,518)

NET (LOSS) INCOME                                                   (17,680,376)         4,228,823
Amortization of negative goodwill                       (11b)                 -              6,185
                                                                 ---------------   ----------------

NET (LOSS) INCOME FOR THE YEAR                                      (17,680,376)         4,235,008
                                                                 ---------------   ----------------


      The accompanying notes 1 to 33 are an integral part of these financial statements

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

              CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS
                     ENDED AS OF DECEMBER 31, 2002 AND 2001

                                                                        2002                 2001
                                                                        ThCh$                ThCh$

NET CASH FLOWS
    FROM OPERATING ACTIVITIES                                        324,595,006          356,286,169


Net (Loss) income for the year                                       (17,680,376)           4,235,008

Loss from sale of assets:                                             (7,760,553)          (1,120,209)

     Loss on sale of property, plant and equipment                       111,365              537,199
     Gain from sale of investments (less)                              7,871,918            1,657,408

Charges (credits) to income that do not represent
    cash flows:                                                      357,798,962          330,625,695

    Depreciation for the year                                        262,734,333          256,651,873
    Amortization of intangibles                                        1,012,746              528,704
    Provisions and write offs                                         30,367,332           22,848,177
    Net income from investments
        in related companies (less)                                    2,465,491            1,140,091
    Loss from investments in related companies                           110,112              528,262
    Amortization of goodwill                                          24,661,893           16,211,090
    Amortization of negative goodwill (less)                               -                    6,185
    Price-level restatement                                            6,164,777           (1,828,211)
    Exchange differences                                               2,788,424             (303,170)
    Other credits to income that do not represent
       cash flows (less)                                              19,956,999           20,088,021
   Other charges to income that do not represent
       cash flows                                                     52,381,835           57,223,267

Changes in assets that affect
    cash flows (increase) decrease                                    78,165,522           27,407,830

     Trade accounts receivable                                       (25,117,165)         (65,495,850)
     Inventories                                                      11,235,203           (3,106,614)
     Other assets                                                     92,047,484           96,010,294

 Changes in liabilities that affect
     cash flows (decrease)                                            (86,691,246)          (9,800,673)

      Accounts payable related to
          operating income                                            (49,408,390)          37,886,619
      Interest payable                                                 (1,159,320)          (1,788,577)
      Income taxes payable (net)                                       14,669,367          (13,535,443)
      Other accounts payable related to non-operating
         income                                                       (50,426,638)         (11,352,975)
     V.A.T. and other similar taxes payable                              (366,265)         (21,010,297)

 Net income of minority interest                                          762,697            4,938,518


            The accompanying notes 1 to 33 are an integral part of these financial statements

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

               CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS
                     ENDED AS OF DECEMBER 31, 2002 AND 2001

                                                                         2002                  2001
                                                                  -------------------   -------------------
                                                                        ThCh$                 ThCh$
NET NEGATIVE CASH FLOWS FROM
FINANCING ACTIVITIES                                                    (253,915,390)         (248,144,498)

     Proceeds from loans                                                  13,815,654            27,192,366
     Other sources of financing                                            1,674,004               712,887
     Dividends paid (less)                                                 1,356,091                     -
     Loans paid (less)                                                   142,348,687           249,186,767
     Obligations with the public paid (less)                             115,634,382            21,873,221
     Payment of other loans from
        related companies (less)                                          10,065,888                      -
     Other financing disbursements (less)                                          -              4,989,763


NET NEGATIVE CASH FLOWS FROM
INVESTMENT ACTIVITIES                                                   (134,417,139)         (151,928,368)

     Sale of property, plant and equipment                                   730,269               336,056
     Sale of permanent investments                                        28,367,432             4,499,333
     Sale of other investments                                                     -             14,241,266
     Other investment income                                                 159,107               158,268
     Purchase of property, plant and equipment (less)                     99,305,590           127,427,226
     Capitalized interest paid (less)                                      4,348,983            15,470,463
     Permanent investments (less)                                            119,892             7,034,515
     Investments in financial instruments (less)                          30,170,262             8,578,810
     Documented loans to
        related companies (less)                                                   -            10,401,145
     Other investment disbursements (less)                                29,729,220             2,251,132
                                                                  -------------------   -------------------

NET CASH FLOWS USED FOR THE YEAR                                         (63,737,523)          (43,786,697)

EFFECT OF INFLATION ON CASH
    AND CASH EQUIVALENTS                                                  (2,244,307)           (5,501,858)
                                                                  -------------------   -------------------
NET CASH AND CASH
    EQUIVALENTS USED                                                     (65,981,830)          (49,288,555)
                                                                  -------------------   -------------------
CASH AND CASH EQUIVALENTS
    BEGINNING OF YEAR                                                     86,884,886           136,173,441
                                                                  -------------------   -------------------
CASH AND CASH EQUIVALENTS
    END OF YEAR                                                           20,903,056            86,884,886
                                                                  -------------------   -------------------


           The accompanying notes 1 to 33 are an integral part of these financial statements


                                                                               6

       COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES



                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
       (Translation of financial statements originally issued in Spanish)
                                   ----------

1.   Composition of Consolidated Group and Registration in the Securities
     Registry:

     a) Compania de Telecomunicaciones de Chile S.A. (Telefonica CTC Chile) is an open stock corporation registered in the Securities Registry under No. 009 and therefore is subject to oversight by the "Superintendencia de Valores y Seguros" (Chilean Securities and Exchange Commission).

     b)   Subsidiaries registered in the Securities Registry:

     As of December 31, 2002 the following subsidiaries of the consolidated group are registered with the Securities Registry:

       ----------------------------------------------------------------------------------------------------------------
                                                                                                       Participation
                                                                                      Inscription   (direct & indirect)
                                SUBSIDIARIES                           TAXPAYER NO.      Number              %
                                                                                                     2002         2001
       ----------------------------------------------------------------------------------------------------------------
       CTC Transmisiones Regionales S.A. (188 Mundo Telefonica)        96.551.670-0      456        99.16        99.16
       Globus 120 S.A.                                                 96.887.420-9      694        99.99        99.99
       ----------------------------------------------------------------------------------------------------------------

2.   Significant Accounting Principles:

     (a)  Accounting period:
          The consolidated financial statements cover the years ended as of December 31, 2002 and 2001.

     (b)  Basis of preparation:
          These consolidated financial statements (hereafter, the financial statements) have been prepared in accordance with generally accepted accounting principles in Chile and standards set forth by the "Superintendencia de Valores y Seguros".

          In case of discrepancies between accounting principles generally accepted by the Chilean Accountants Association and the standards set forth by the "Superintendencia de Valores y Seguros", the standards of the "Superintendencia de Valores y Seguros" will prevail.

     (c)  Basis of presentation:

          The financial statements for 2001 and their notes have been restated by 3.0 % in order to allow comparison with the 2002 financial statements.

          Certain reclassifications have been made to the 2001 financial statements for comparison purposes.

     (d)  Basis of consolidation:
          The financial statements include assets, liabilities, statements of income and cash flows for the Parent Company and subsidiaries. Significant transactions involving assets, liabilities, income and cash flows between consolidated related companies have been eliminated and the participation of minority interests has been reflected and is presented as Minority Interest (see Note 19).

       COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES



            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)
                                   ----------

2.   Significant Accounting Principles, continued:

     Companies included in consolidation:

     As of December 31, 2002 the consolidated group (The Company) is composed of Compania de Telecomunicaciones de Chile S.A. and the following subsidiaries:

       -----------------------------------------------------------------------------------------------------------------
                                                                                        Participation Percentage
       TAXPAYER NO.                        Company Name
                                                                                ----------------------------------------
                                                                                            2002                   2001
                                                                                Direct    Indirect    Total       Total
       -----------------------------------------------------------------------------------------------------------------
       79.727.230-2   CTC Isapre S.A.                                           99.99        -        99.99       99.99
       96.545.500-0   CTC Equipos y Servicios de  Telecomunicaciones S.A.       99.99        -        99.99       99.99
       96.551.670-0   CTC Transmisiones Regionales S.A.(188 Mundo Telefonica)   99.16        -        99.16       99.16
       96.961.230-5   Telefonica  Gestion  de  Servicios  Compartidos  Chile
                      S.A.                                                      99.90       0.09      99.99       99.99
       96.786.140-5   Telefonica Movil S.A.                                     99.99        -        99.99       99.99
       74.944.200-k   Fundacion Telefonica Chile                                50.00        -        50.00       50.00
       96.887.420-9   Globus 120 S.A.                                           99.99        -        99.99       99.99
       96.919.660-3   Telemergencia S.A.                                        99.67       0.32      99.99       99.99
          Foreign     CTC Internacional S.A.    (4)                               -          -          -        100.00
       90.430.000-4   Telefonica Empresas CTC Chile S.A.                        99.99        -        99.99       99.99
       96.811.570-7      Administradora de Telepeajes de Chile S.A.               -        79.99      79.99       79.99
       90.184.000-8      Comunicaciones Mundiales S.A.                            -        99.66      99.66       99.66
       96.700.900-8      Telefonica Data Chile S.A.                               -        99.99      99.99       99.99
       96.833.930-3          Comunicaciones Empresariales S.A. (3)                -          -          -         99.99
       78.703.410-1      Tecnonautica S.A.                                        -        99.99      99.99       99.99
       96.893.540-2          Infochile S.A.                                       -        99.99      99.99       99.99
       96.934.950-7          Portal de Pagos e Informacion S.A.                   -        99.99      99.99       99.99
       96.834.320-3      Infoera   S.A.                                           -        99.99      99.99       99.99
       96.720.710-1      Invercom S.A.    (1)                                     -          -          -         99.99
       88.269.200-0          Comunicaciones Intercom S.A.    (1)                  -          -          -         99.99
       83.628.100-4      Sociedad  Nacional de Procesamiento de Datos S.A.
                           (Sonda S.A.)  (2)  (2)                                 -          -          -         59.99
       95.191.000-7          Logica S.A.                                          -          -          -         35.99
       78.072.130-8          Servicios Educacionales Sonda Ltda.                  -          -          -         40.03
       96.590.960-5          Tecnopolis S.A.                                      -          -          -         59.99
       78.214.420-0          Sonda Integracion Ltda.                              -          -          -         59.99
       78.249.750-2          Sonda  Sistemas Gestion Ltda.                        -          -          -         59.98
       78.534.270-4          Sonda Bancos S.A.                                    -          -          -         52.79
       96.803.810-9          Factoring General  S.A.                              -          -          -         58.23
       96.527.020-5          Infopyme S.A..                                       -          -          -         59.39
       78.472.500-6          Soporte Tecnico Ltda.                                -          -          -         52.78
       96.667.990-5          Inversiones y Asesorias Integral S.A.                -          -          -         52.74
       96.572.460-5          Asicom Internacional S.A.                            -          -          -         30.73
       96.858.720-k          Administradora de Activos Financieros S.A.           -          -          -         48.00
          Foreign            Setco S.A. (Uruguay)                                 -          -          -         29.99
          Foreign            Sonda del Peru. S.A.                                 -          -          -         52.79
          Foreign            Sonda Guatemala S.A.                                 -          -          -         30.59
          Foreign            Sonda  Venezuela.                                    -          -          -         59.99
          Foreign            Westham S.A. de C.V.  (Mexico)                       -          -          -         59.99
          Foreign            Microcomputacion S.A.                                -          -          -         59.99


       ----------------------------------------------------------------------------------------------------------------

          Companies included in consolidation, continued:

       ----------------------------------------------------------------------------------------------------------------
                                                                                       Participation Percentage
              RUT                           Company Name
                                                                            -------------------------------------------
                                                                                           2002                    2001
                                                                               Direct     Indirect    Total       Total
       ----------------------------------------------------------------------------------------------------------------
            Foreign              Sonda  Colombia                                 -           -          -         59.99
            Foreign              Sonda Computacion S.A.(Argentina)               -           -          -         59.99
            Foreign              Westham Trade Corp.                             -           -          -         59.99
            Foreign              Sonda  Uruguay S.A.                             -           -          -         29.99
            Foreign              Sonda del Ecuador Ecuasonda S.A.                -           -          -         59.99
         79.900.420-8            BAC Servicios Computacionales Ltda.             -           -          -         30.05
         78.707.040-k            BAC Consultores Ltda.                           -           -          -         30.05
            Foreign              BAC Ecuador                                     -           -          -         44.58
            Foreign              BAC Peru                                        -           -          -         47.33
            Foreign              BAC Paraguay                                    -           -          -         25.55
            Foreign              BAC Uruguay                                     -           -          -         30.05
            Foreign              BAC Bolivia                                     -           -          -         27.05
            Foreign              BAC financiero S.A.                             -           -          -         29.40
            Foreign              Sonda Do Brasil Ltda. (ex Condec)               -           -          -         37.50
            Foreign              Softtek Tec Aplicaciones Integrales             -           -          -         30.00
            Foreign              Integracion  Global de Procesos  S.A. (Peru)    -           -          -         52.78
         98.001.500-9            Inversiones Columba                             -           -          -         41.96
       ----------------------------------------------------------------------------------------------------------------

     1) At extraordinary shareholders' meeting of Telefonica Empresas CTC Chile, held in May of 2002, the incorporation by absorption of subsidiaries Invercom S.A. and Comunicaciones Intercom S.A. was approved.

     2) As of December 31, 2002, since Telefonica CTC Chile does not have majority holdings or control over the administration of Sonda, it has recorded 35% interest in Sonda under the equity method, Sonda's financial statements were consolidated until August 31, 2002.

     3) The extraordinary shareholders' meeting of Telefonica Data Chile S.A., held in November of 2002, approved the incorporation by absorption of subsidiary Comunicaciones Empresariales S.A.

     4) The board of directors' meeting of CTC Internacional S.A., held in December 2002, approved the liquidation of this company.

          During September 2002, Telefonica Empresas CTC Chile S.A. sold and transferred 25% ownership of Sonda S.A. to Inversiones Pacifico Limitada and Inversiones Santa Isabel Limitada, companies related to Mr. Andres Navarro H. This operation caused the purchasing companies to disburse ThCh$ 27,920,701 (historical), generating a net loss, in the amount of ThCh$ 1,164,197, due to extraordinary proportional amortization of goodwill in relation to the percentage sold (note 11a) and to the difference between the carrying value of the investment and the amount received (note 20c). Once this transaction was completed, Telefonica CTC Chile through its subsidiary Telefonica Empresas CTC Chile S.A., holds 35% ownership of that company.

          Additionally on September 26, 2002 Telefonica Empresas signed an agreement with Inversiones Santa Isabel Limitada, which grants it a sale option for 35% of Sonda, which can be exercised between July 16 and July 25, 2005, at the investment book value as of June 30, 2005, plus a bonus of UF 142,021, with a minimum value of UF2,048,885. This minimum value has been guaranteed by Inversiones Santa Isabel Limitada to Telefonica Empresas by issuance of bank certificates of deposit (see note 28b).

          Should Telefonica Empresas not exercise the above mentioned sales option, between July 26 and August 5, 2005 Inversiones Santa Isabel has a purchase option for the same 35% of Sonda under the same conditions described before.

          Santa Isabel can exercise its purchase option in advance between July 26 and July 31, 2003, at the book value on June 30, 2003 plus a bonus of UF 96,000, with a minimum price of UF 1,983,185, or between July 26 and July 31, 2004, at the book value as of June 30, 2004 plus a bonus of UF 119,000, with a minimum price of UF 2,003,260.

          Telefonica CTC Chile will continue to amortize goodwill for the remaining 35% ownership in Sonda. Goodwill pending amortization as of December 31, 2002 is ThCh$ 11,560,937 and is being amortized discounting the UF 142,021 bonus over a period of 34 months, effective September 2002.

          Given the conditions contemplated in the contract, recovery of the equity value of this investment is completely guaranteed, whereas recovery of goodwill will depend on the future net income of Sonda S.A. The Company has made no provision to cover the eventual loss in the recovery of goodwill, since it is estimated that the future income of Sonda S.A. will be sufficient to cover amortization of the mentioned goodwill.

          Those subsidiaries in which there was indirect participation of less than 50% as of December 31, 2001, were consolidated by their parent company, Sonda S.A., in wich the company held a participation over 50%.

     (e)  Time deposits:

          Time deposits are shown according to the value of the invested capital plus readjustments, if applicable and accrued interest at year end.


     (f)  Price-level restatement:

          The financial statements are shown restated through application of price-level restatement standards, in accordance with generally accepted accounting principles in Chile, in order to reflect the change in the purchasing power of the currency in both years. Accumulated change in the CPI as of December 31, 2002 and 2001, for beginning balances is 3.0% and 3.1%, respectively.

     (g)  Basis of conversion:

          Assets and liabilities in US$ (United States Dollars), Euros, and UF (Unidad de Fomento), have been converted to pesos at the current rates as of each year-end:

          ------------------------------------------------------------------
             YEAR           US$               EURO               UF
          ------------------------------------------------------------------
             2002          718.61            752.550          16,744.12
          ------------------------------------------------------------------
             2001          654.79            578.181          16,262.66
          ------------------------------------------------------------------

     (h)  Marketable securities:

          Fixed income securities are carried at their price-level restated purchase price plus interest accrued as of closing of each year-end based on the real rate of interest determined as of the date of purchase or their market value, whichever is less.

          Investments in mutual funds units are carried at the value of the unit at each year's closing date. Investment in shares are presented at their price-level restated cost or market value, whichever is less

     (i)  Inventories:

          Equipment destined for sale is carried at price-level restated purchase or development cost or market value, whichever is less.

          Inventories estimated to be used during the next twelve months are classified as current assets and their cost is price-level restated. Obsolescence provision has been determined on the basis of a survey of merchandise with slow turnover.

     (j)  Subsidies on sale of cellular equipment:

          Represents the difference between the cost at which the cellular equipment is acquired from suppliers and the value at which they are sold to customers.

          Effective January 1, 2001, the amounts for prepaid equipment are charged to income at the time they are sold, in the case of equipment with contracts, effective April 1, 2001, they are being commercialized under a commodate concept, which is a legal figure in which the equipment is delivered for use without paying for it. The purchase cost of this equipment is activated as property, plant and equipment (subscriber equipment), end depreciated over a period of 24 months as of the date the contract is signed.

          As of June 1, 2002, a policy of customer fidelity was implemented, consisting in exchanging equipment associated to commodate contracts that are 18 months old. Based on the above, depreciation provisions have been set up for probable advanced equipment write off.

     (k)  Allowance for doubtful accounts:

          Differentiated percentages are applied in the calculation of allowance for doubtful accounts, taking into consideration age factors and eventual collection costs, of up to 100% for debts exceeding 120 days.

     (l)  Property, plant and equipment:

          Property, plant and equipment acquired up until December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No. 4, and those acquired after that date are carried at purchase value, except those carried at appraisal value recorded as of June 30, 1986, in accordance with Circular No. 550 issued by the "Superintendencia de Valores y Seguros". All values have been price-level restated.

          Works in progress include the real financial cost of the loans related to financing them, originated during the construction stage and that could have been avoided if these disbursements had not been incurred. In accordance with the above, there has been a capitalization of the financial cost during the period of ThCh$ 7,774,406 and ThCh$ 21,028,278 for 2002 and 2001, respectively. 2.

     (m)  Depreciation:

          Depreciation has been calculated and recorded over the values stated above, by applying fixed factors determined according to the remaining estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 8.13%.

     (n)  Leased assets:

          i)   Rented assets with a purchase option.

          Rented assets with a purchase option, the contracts of which meet the characteristics of a financial lease, are carried in a manner similar to the purchase of property, plant and equipment, recording the whole obligation and interest on an accrual basis. The Company does not legally own those assets, therefore, as long as it does not exercise the purchase option it cannot freely dispose of them

          ii)  Purchase with reverse-rental transactions.

          During 2000, the former subsidiary and current related company Sonda S.A. recorded a purchase with reverse-rental transaction in accordance with Technical Bulletin No. 49 of the Chilean Accountants Association. The purchase of these assets was recorded as a property, plant and equipment purchase and the rental contract was recorded as a financial lease.

     (n)  Investments in related companies:

          These investments are carried using the equity method, recognizing their income on an accrual basis. Investments abroad have been valued as defined in Technical Bulletin No. 64. Those investments are controlled in dollars, since they are in countries considered unstable according to said Bulletin, and their activities are not an extension of the operations of the Parent Company

     (o)  Goodwill and negative goodwill:

          Goodwill and negative goodwill are differences arising upon adjustment of the investment cost, at the moment of adopting the equity method or when making a new purchase. The goodwill and negative goodwill amortization period has been determined taking into consideration aspects such as the nature and characteristics of the business and the estimated period for return of the investment. Goodwill and negative goodwill arising from investments abroad are controlled in US dollars (same currency in which the investment is controlled) as per Technical Bulletin No. 64 of the Chilean Accountants Association (see Note 11).

     (p)  Transactions with resale or repurchase agreements:

          Purchases of financial instruments with resale agreements are recorded as a fixed rate placement and classified in Other Current Assets. Financial instrument sales with repurchase agreements are recorded in a similar manner as when obtaining a loan with investment guarantees and are shown in Other Current Liabilities.

     (q)  Obligations with the public:

          Obligations from bond issuance are presented in liabilities at the par value of the subscribed bonds. The difference between the par value and the placement value, determined on the basis of real interest rate originated in the transaction is deferred and amortized over the term of the respective (see Note 16).

     (r)  Income tax and deferred income tax:

          Income tax is calculated on the basis of taxable net income for tax purposes. Deferred income taxes arising from all temporary differences, tax losses and other events that create differences between the tax basis of assets and liabilities and their accounting basis are recorded in accordance with Technical Bulletins No. 60, 68, 69 and 73 issued by the Chilean Accountants Association and in accordance to Circular No. 1,466 dated January 27, 2000 issued by the "Superintendencia de Valores y Seguros".

          On September 28, 2001 Law No. 19,753 was published, increasing the income tax rate to 16% in 2002, 16.5% in 2003 and 17% in 2004 and thereafter. As of December 31, 2001 the accumulated balances of temporary differences, include the increased income tax rate. Deferred income taxes arising due to the increase in the income tax rate, are recorded in accordance with Technical Bulletin No. 71 issued by the Chilean Accountants Association (see Note 7).

     (s)  Staff severance indemnities:

          The Company's staff severance indemnities obligation is accrued provisioned applying the net prevent value method to accrued benefit using an annual discount rate of 7%, considering a future permanence until the retirement date of each employee (see Note 16)

          As of June 30, 2002, new collective contracts were signed with certain syndicate organizations, which extended the benefits agreed upon to 1,661 employees. Notwithstanding, from July 1 a total of 3,445 employees began a strike process which ended on July 20, 2002, with the application of Article 369 of the Labor Code by the syndicates. This article allows employees to freeze the same conditions of the labor contract prior to collective negotiation for a period of 18 months.

     (t)  Operating revenues:

          Then Company is revenues is recorded on are accrual basis in accordance with generally accepted accounting principles in Chile. Since invoices are issued on dates other than accounting cut-off dates, as of the date of preparation of these financial statements services rendered and not invoiced have been provisioned, and determined on the basis of the contracts and traffic at the current period's prices and conditions. Amounts for this concept are shown in Trade Accounts Receivable.

          Revenues from information services are recorded under the following conditions: sale of hardware and licenses, is recorded when the equipment and/or software is delivered, and in the case of income from projects, these are recorded according to the progress payments approved by the customers, which consider the level of progress of the respective project.

     (u)  Foreign currency futures contracts:

          The Company has subscribed foreign currency futures contracts, representing a hedge against changes in the exchange rate of its obligations in foreign currency.

          These instruments are valued in accordance with Technical Bulletin No. 57 issued by the Chilean Accountants Association.

          The rights and obligations acquired are detailed in Note 26. The balance sheet only reflects the net right or obligation as of year-end, classified according to the expiry date of each of the contracts in Other Current Assets or Other Creditors, as applicable. The contract's implicit insurance premium is deferred and amortized using the straight-line method over its term.

     (v)  Interest rate coverage:

          Interest loan covered by interest rate swaps is recorded recognizing the effect of the contracts on the interest rate established in the loans. Rights and obligations for this concept are shown in Other Current Assets or in Other Creditors, as applicable (see Note 26).

     (w)  Computer software:

          The software's purchase cost is deferred and amortized using the straight-line method over a four-year period. The development costs of commercialized software are amortized over a period of five years.

     (x)  Research and development expenses:

          Research and development expenses are charged to income in the period in which they are incurred. Such expenses have not been significant in the last few years.

     (y)  Accumulated deficit development period of subsidiaries:

          In accordance with Circular No. 981 issued by the "Superintendencia de Valores y Seguros", the Company has included all disbursements or obligations, which are not assignable to the cost of tangible or nominal assets. This deficit has been absorbed by net income generated by the Company during operations

     (z)  Accumulated adjustment for conversion differences:

          The Company recognizes the difference between the variation in the exchange rate and the consumer price index originated in the price-level restatement of its investments abroad, controlled in US dollars; as well as adjustments for exchange differences arising from subsidiaries and related companies that have been recognized for their investments abroad in this shareholders' equity reserve account. The balance in this account is credited (charged) to income in the same period in which the gain or loss on the total or partial disposal of these investments is recognized

     (aa) Statement of cash flows:

          For the purposes of preparing the Statement of Cash Flows in accordance with Technical Bulletin No. 50 issued by the Chilean Accountants Association, the Company considers mutual funds, resale agreements and time deposits maturing in less than 90 days as cash and cash equivalents.

          Cash flows related to the Company's line of business and those not defined as from investment or financing activities are included in "Cash Flows from Operating Activities".

     (ab) Correspondents:

          The Company has current agreements with foreign correspondents, with which the conditions that regulate international traffic are set, charged or paid according to net traffic exchanges (imbalance) and to the tariffs set in each agreement.

          This exchange is accounted for on the accrual basis, recognizing the costs and income in the period in which they are produced, recording the net balances receivable or payable of each correspondent in "Other Trade Accounts Receivable or "Accounts Payable" as applicable.

     (ac) Intangibles

          i)   Underwater cable rights:

          Underwater cable rights are rights acquired by the Company for the use of the underwater cable's transmission capacity. These are amortized over the respective contract term, with a maximum of 25 years. Amortization for the year amounted to ThCh$ 753,229 and ThCh$ 528,704 in 2002 and 2001, respectively.

          ii)  Licenses (software):

          Software licenses are carried at price-level restated purchase cost. Amortization is calculated using the straight-line method considering the periods in which the license will provide benefits, which does not exceed 4 years.

          iii) License for the use of radioelectric space:

          Corresponds to the cost incurred in obtaining licenses for the use of radioelectric space. They are shown at price-level restated value and are amortized over the concession period (30 years from publication of the decrees that accredit the respective licenses in the Official Gazette).

3.   Accounting Changes:

     a) Accounting principles have been consistently applied during the years covered in these financial statements.

     b)   Change in informing entity:

          As of December 31, 2002, since Telefonica CTC Chile does not have majority holdings in the administration of Sonda S.A., it has recorded its 35% interest in Sonda under the equity method. Sonda's financial statements where consolidated until August 31, 2002.

         As of December 31, 2001 this investment was shown consolidated line-by-line, the balance sheet of Sonda S.A. at that time was as follows:

         -------------------------------------------------------------------------------------------------------
                       Assets                       2001                     Liabilities               2001
                                                   ThCh$                                              ThCh$
          ------------------------------------------------------------------------------------------------------
         Current Assets                            69,945,551    Current Liabilities                  28,285,008
         Property, Plant and Equipment             33,745,687    Long-term Liabilities                18,046,758
         Other Assets                              29,086,563    Shareholders' Equity                 86,446,035
         -------------------------------------------------------------------------------------------------------
         Total Assets                             132,777,801    Total Liabilities & Shareholders'
                                                                 Equity                              132,777,801
         -------------------------------------------------------------------------------------------------------

         In order to make a compared analysis of the figures, we present a consolidated statement of income, assuming that for both years the investment in Sonda S.A. was only recorded using the equity method.

         ----------------------------------------------------------------------------------------------------------------
                                                            Jan-Dec         Jan-Dec                  Difference
                                                             2001             2002        -------------------------------
                                                             ThCh$            ThCh$            ThCh$              %
         ----------------------------------------------------------------------------------------------------------------
         Operating income                                 808,186,833       800,525,391      (7,661,442)            -0.9%
          Operating costs                                (674,523,624)     (672,341,046)      2,182,578             -0.3%
            Payroll                                       (73,800,216)      (65,322,095)      8,478,121            -11.5%
            Depreciation                                 (238,486,915)     (255,031,284)    (16,544,369)             6.9%
            Goods and Services                           (250,570,388)     (231,814,768)     18,755,620             -7.5%
            Administration and selling expenses          (111,666,105)     (120,172,899)     (8,506,794)             7.6%
         Operating Income                                  133,663,209       128,184,345     (5,478,864)            -4.1%

            Financial income                               16,452,112        15,400,183      (1,051,929)            -6.4%
            Income from Inv. in related companies           7,360,047         2,894,304      (4,465,743)           -60.7%
            Amortization of goodwill                      (15,571,410)      (24,122,910)     (8,551,500)            54.9%
            Financial expenses                            (95,401,262)      (80,717,788)     14,683,474            -15.4%
            Other income and expenses                     (37,535,926)      (26,853,451)     10,682,475            -28.5%
            Price-level restatement                         3,906,061        (6,598,955)    (10,505,016)          C.S.
         ----------------------------------------------------------------------------------------------------------------
         Non-operating Income                            (120,790,378)     (119,998,617)        791,761             -0.7%
         Net income before taxes                            12,872,831        8,185,728      (4,687,103)           -36.4%

            Income tax                                     (8,434,245)      (25,711,072)    (17,276,827)           204.8%
            Minority interest                                (203,578)         (155,032)         48,546            -23.8%

         ----------------------------------------------------------------------------------------------------------------
         (Loss) Net income for the year                     4,235,008       (17,680,376)    (21,915,384)         C.S.
         ------------------------------------------------------------------------------------------------------------------

4.   Marketable Securities:

     The balance of marketable securities is as follows:

       --------------------------------------------------------------------------------------------------------------
                                                                                        2002                  2001
                                                                                       ThCh$                 ThCh$
       --------------------------------------------------------------------------------------------------------------
       Shares                                                                         9,456,802            23,712,092
       Public offer promissory notes                                                 65,571,937            32,723,967
       Mutual funds units                                                             1,773,744             3,473,919
       Others                                                                             9,547               308,075
       --------------------------------------------------------------------------------------------------------------
       Total Marketable Securities                                                   76,812,030            60,218,053
       --------------------------------------------------------------------------------------------------------------

       Shares

       ---------------------------------------------------------------------------------------------------------------
                                                                      Unit Trading      Investment
                           Company          Number of     Holding         Value        Trading Value     Restated Cost
       Taxpayer No.          Name            Shares          %            ThCh$            ThCh$              ThCh$
       ---------------------------------------------------------------------------------------------------------------
       Foreign        Terra Networks S.A.   2,984,986        1.1%         3,017          9,007,868         23,917,743
       Foreign        New Skies Satellites      5,198      0.057%         4,685             24,354            249,854
       Foreign        Intelsat                288,065      0.057%             -                  -            424,580
       ---------------------------------------------------------------------------------------------------------------
                                  Value of investment portfolios                         9,032,222         24,592,177
                                            Adjustment provision                                          (15,135,375)
                              Book value of investment portfolio                                           9,456,802
       ---------------------------------------------------------------------------------------------------------------

       Public offer instruments (Fixed Income)
       -------------------------------------------------------------------------------------------------------------
                                                         Par              Book Value
                                   Date                 Value         Amount              Market Value     Provision
       Instrument         Purchase       Maturity       ThCh$         ThCh$       Rate       ThCh$           ThCh$
       -------------------------------------------------------------------------------------------------------------
       PRD              26-Dec-2002    01-Sept-2005    1,548,848     1,548,848    6.00%      1,548,848        -
       PRD              26-Dec-2002    01-Oct-2005    12,338,638    12,338,638    6.00%     12,338,638        -
       PRD              26-Dec-2002    01-Dec-2005    11,467,944    11,467,944    6.00%     11,467,944        -
       Zero             26-Dec-2002    01-Jul-2005     7,225,022     7,225,022    5.40%      7,225,022        -
       Zero             26-Dec-2002    01-Oct-2005     4,215,615     4,215,615    5.07%      4,215,615        -
       Zero             26-Dec-2002    01-Nov-2005    12,699,963    12,699,963    5.86%     12,699,963        -
       Zero             26-Dec-2002    01-Dec-2005    16,075,907    16,075,907    5.85%     16,075,907        -
       ---------------------------------------------------------- --------------------------------------------------
                           Total                      65,571,937    65,571,937      -       65,571,937        -
       ---------------------------------------------------------- --------------------------------------------------

5.   Short and long-term receivables:

     The breakdown of short and long-term receivables is as follows:

     ------------------------------------------------------------------------------------------------------------------------------
                                                                                   Current
                                            ---------------------------------------------------------------------------------------
                                                       Up to 90 days                 Over 90 up to 1 year            Subtotal
                  Description                      2002             2001             2002            2001              2002
     ------------------------------------------------------------------------------------------------------------------------------
                                                   ThCh$            ThCh$           ThCh$            ThCh$             ThCh$
     Trade accounts receivable                  278,944,527      305,421,892       9,609,496       10,341,211        288,554,023
         Standard telephone service             166,129,362      149,402,044       6,593,435        5,464,130        172,722,797
         Long distance                           44,674,912       72,508,896        -                -                44,674,912
         Mobile                                  44,094,079       43,349,155        -                -                44,094,079
         Communications companies                20,374,036       24,908,743       3,003,547          503,571         23,377,583
         Information Service                       -               3,493,815        -                 921,133          -
         Others                                   3,672,138       11,759,239          12,514        3,452,377          3,684,652
     Allowance for doubtful accts.             (78,651,541)     (59,674,045)     (3,296,718)      (4,975,290)       (81,948,259)
     Notes receivable                            12,324,459        9,546,513       1,262,106        3,676,668         13,586,565
     Allowance for doubtful accts.              (7,562,129)      (5,816,061)        -             (2,146,851)        (7,562,129)
     Other debtors                               18,046,875       35,260,627       7,023,736          348,654         25,070,611
     Allowance for doubtful accts.                        -                -               -                -                 -
     ------------------------------------------------------------------------------------------------------------------------------



Table Continued

     -----------------------------------------------------------------------------------------------------------------------------
                                                             Current
                                        -----------------------------------------------------------
                                                           Total Current (net)                                  Long-term
                                                                                                   -------------------------------
                  Description                     2002                             2001                 2002            2001
     -----------------------------------------------------------------------------------------------------------------------------
                                             ThCh$           %                ThCh$           %           ThCh$            ThCh$
     Trade accounts receivable            206,605,764      100.0           251,113,767      100.0       5,590,125        7,926,022
         Standard telephone service       110,075,853      53.28           112,747,078      44.90       5,590,125        7,926,022
         Long distance                     41,290,203      19.99            64,826,010      25.82               -                -
         Mobile                            30,304,506      14.67            30,884,111      12.30               -                -
         Communications companies          21,417,510      10.37            24,215,534      9.64                -                -
         Information Service                        -        -               4,227,165      1.68                -                -
         Others                             3,517,692      1.70             14,213,869      5.66                -                -
     Allowance for doubtful accts.                  -        -                       -        -                 -                -
     Notes receivable                       6,024,436        -               5,260,269        -                 -                -
     Allowance for doubtful accts.                  -        -                       -        -                 -                -
     Other debtors                         25,070,611        -              35,609,281        -        29,250,132       32,017,693
     Allowance for doubtful accts.                  -        -                       -        -                 -                -
     -----------------------------------------------------------------------------------------------------------------------------
                                                       Total long-term receivables                     34,840,257       39,943,715
                                                       ---------------------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

6.   Balances and transactions with related companies:

     a)   Notes and Accounts Receivable

          -----------------------------------------------------------------------------------------------------------------
              Tax No.                      Company                            Short-term                   Long-term
                                                                      -----------------------------------------------------
                                                                         2002             2001           2002        2001
                                                                         ----             ----           ----        ----
                                                                         ThCh$            ThCh$          ThCh$       ThCh$
          -----------------------------------------------------------------------------------------------------------------
          Foreign         Telefonica procesos Tec. de Informacion     11,779,407                -            -           -
          83.628.100-4    Sonda S.A.                                   1,964,079                -            -           -
          96.834.230-4    Terra Networks Chile S.A.                      957,427        2,228,128            -           -
          93.541.000-2    Impresora y Comercial Publiguias S.A.          843,208          452,224            -           -
          Foreign         Telefonica Espana                              787,166          748,981            -           -
          96.895.220-k    Atento Chile S.A                               615,538          878,472            -           -
          Extranjera      Telefonica Data Espana                         131,371            5,426            -           -
          96.910.730-9    Emergia Chile S.A.                              22,416          177,798            -           -
          Foreign         Terra Networks Espana                            9,093          120,587            -           -
          59.083.900-0    Telefonica Mobile Solutions Chile S.A.           2,995                -            -           -
          78.868.230-1    Atento Educacion                                 1,228              205            -           -
          96.894.490-8    Puerto Norte                                         -           15,450            -           -
          Foreign         Sonda Mexico                                         -           20,990            -           -
          Foreign         Datadec                                              -           57,949            -           -
          94.071.000-6    Orden S.A.                                           -           73,367            -           -
          96.571.690-4    Servibanca                                           -              840            -           -
          Foreign         Unisel Argentina                                     -            5,395            -           -
          79.688.080-5    Unisel Chile                                         -           22,138            -           -
          Foreign         Westham Trade Co Ltda.                               -              544            -           -
          96.539.380-3    Ediciones Financieras                                -            5,620            -           -
          96.703.020-1    Orden Salud                                          -           88,251            -           -
          96.703.200-k    Orden Gestion                                        -           42,807            -           -
          78.214.420-0    Orden Integracion                                    -           34,162            -           -
          96.725.400-2    Solex                                                -              232            -           -
          Foreign         Bismark Telecomunicaciones                           -           23,039            -           -
          96.967.100-k    Novis S.A.                                           -           15,462            -     201,909
          79.919.680-8    Administradora de Creditos Comerciales               -            1,122            -           -
          81.201.000-K    Almacenes Paris S.A.                                 -           53,707            -           -
          96.929.090-1    Compania de Procesos y Servicios CPS S.A.            -          399,101            -     253,967
          96.900.580-8    Servicios de Outsourcing Logistica s.A.              -          109,400            -           -
          77.384.780-0    Bazuca Internet Partners                             -                -            -     204,900
          -----------------------------------------------------------------------------------------------------------------
                                                         TOTAL        17,113,928        5,581,397            -     660,776
          -----------------------------------------------------------------------------------------------------------------

          There have been charges and credits to current accounts with these companies due to billing for sales of material, equipment and services.

     b)   Notes and Accounts Payable

          -----------------------------------------------------------------------------------------------------------------
              Tax No.                      Company                            Short-term                   Long-term
                                                                      -----------------------------------------------------
                                                                         2002             2001           2002        2001
                                                                         ----             ----           ----        ----
                                                                         ThCh$            ThCh$          ThCh$       ThCh$
          -----------------------------------------------------------------------------------------------------------------
          96.895.220-k    Atento Chile S.A                             4,755,211        4,784,561            -           -
          96.834.230-4    Terra Networks Chile S.A.                    3,090,164        1,753,933            -           -
          83.628.100-4    Sonda S.A.                                   2,148,979                -            -           -
          Foreign         T-Data Corp                                  1,320,918                -            -           -
          93.541.000-2    Impresora y Comercial Publiguias S.A.          332,256                -            -           -
          96.527.390-5    Telefonica Internacional  Chile S.A.           261,208        6,761,979   24,214,112  25,534,901
          96.910.730-9    Emergia Chile S.A.                              43,376        2,399,753            -           -
          78.868.200-k    Atento Recursos Ltda.                           24,084          103,671            -           -
          Foreign         Telefonica Internacional de Espana S.A.              -          892,220            -           -
          94.071.000-6    Orden S.A.                                           -            2,349            -           -
          96.768.410-4    Payroll                                              -            3,773            -           -
          96.571.690-4    Servibanca                                           -              752            -           -
          Extranjera      Unisel Argentina                                     -                -            -     235,050
          79.688.080-5    Unisel Chile                                         -          636,623            -           -
          Foreign         Westham Trade Co Ltda.                               -          201,486            -           -
          78.214.420-0    Orden Integracion                                    -           30,176            -           -
          96.725.400-2    Solex                                                -            1,349            -           -
          -----------------------------------------------------------------------------------------------------------------
                                                         TOTAL        11,976,196       17,572,625   24,214,112  25,769,951
          -----------------------------------------------------------------------------------------------------------------

          In accordance with Article 89 of the Companies Act, all these transactions have been carried out under conditions similar to those prevailing in the market.

6.   Balances and transactions with related companies:

     c)   Transacciones:

     ------------------------------------------------------------------------------------------------------------------------------
                                             Nature               Description                   2002                2001
                                               of                     of                        ThCh$               ThCh$
     Company                    Tax No.    Relationship           transaction              ----------------------------------------
                                                                                                     Effect on           Effect on
                                                                                           Amount      income   Amount    income
     ------------------------------------------------------------------------------------------------------------------------------
     Telefonica Espana         Foreign      Parent Co. Purchases and Services Rendered     26,263     26,263          -          -
     ------------------------------------------------------------------------------------------------------------------------------
     Telefonica Internacional
       Chile S.A.              96.527.390-5 Parent Co. Purchases and Services Rendered    521,961    521,961    522,362    522,362
                                                       Financial Expenses                 838,560    838,560  2,230,347  2,230,347
     ------------------------------------------------------------------------------------------------------------------------------
     Impresora y Comercial
       Publiguias S.A.         93.541.000-2 Associate  Sales and Services               4,844,225  4,844,225          -          -
                                                       Purchases and Services Rendered  5,048,653  5,048,653 25,883,996 25,883,996
                                                       Other Non-operating Income               -          - 11,389,049 11,389,049
     ------------------------------------------------------------------------------------------------------------------------------
     Terra Networks Chile S.A. 96.834.230-4 Associate  Sales and Services               1,893,375  1,893,375  1,904,923  1,904,923
                                                       Purchases and Services Rendered    356,102    356,102          -          -
     ------------------------------------------------------------------------------------------------------------------------------
     Atento Chile S.A          96.895.220-k Associate  Sales and Services               1,186,805  1,186,805 17,697,280 17,697,280
                                                       Purchases and Services Rendered 12,508,479 12,508,479          -          -
                                                       Other Non-operating Income          26,896     26,896          -          -
     ------------------------------------------------------------------------------------------------------------------------------
     Emergia Chile S.A.        96.910.730-9 Associate  Sales and Services               1,271,907  1,271,907          -          -
                                                       Purchases and Services Rendered     42,843     42,843     44,492     44,492
                                                       Other Non-operating Income          12,342     12,342          -          -
     ------------------------------------------------------------------------------------------------------------------------------
     Datadec                   Foreign      Associate  Purchases and Services Rendered          -          -     54,448     54,448
     ------------------------------------------------------------------------------------------------------------------------------
     Orden S.A.                94.071.000-6 Associate  Purchases and Services Rendered          -          -     10,328     10,328
     ------------------------------------------------------------------------------------------------------------------------------
     Servibanca                96.571.690-4 Associate  Purchases and Services Rendered          -          -      5,690      5,690
     ------------------------------------------------------------------------------------------------------------------------------
     Unisel Argentina          Extranjera   Associate  Purchases and Services Rendered          -          -     46,536     46,536
     ------------------------------------------------------------------------------------------------------------------------------
     Unisel Chile              79.688.080-5 Associate  Purchases and Services Rendered          -          -    917,426    917,426
     ------------------------------------------------------------------------------------------------------------------------------
     Ediciones Financieras     96.539.380-3 Associate  Purchases and Services Rendered          -          -     15,066     15,066
     ------------------------------------------------------------------------------------------------------------------------------
     Inversiones Pacifico      84.267.000-4 Associate  Other Non-operating Expenses             -          -    826,879    826,879
     ------------------------------------------------------------------------------------------------------------------------------
     Atento Recursos Ltda.     78.868.200-k Associate  Purchases and Services Rendered    344,378    344,378          -          -
     ------------------------------------------------------------------------------------------------------------------------------
     Telefonica. Procesos y
       Tecnologia de
       Informacion S.A.        Foreign      Com.Par.Co.Other Non-operating Income         412,646    412,646          -          -
     ------------------------------------------------------------------------------------------------------------------------------
     Orden Gestion             96.703.200-k Associate  Purchases and Services Rendered          -          -     26,948     26,948
     ------------------------------------------------------------------------------------------------------------------------------
     Orden Integracion         78.214.420-0 Associate  Purchases and Services Rendered          -          -     74,980     74,980
     ------------------------------------------------------------------------------------------------------------------------------
     Atento Educacion          78.868.230-1 Associate  Sales and Services                       -          -     27,810     27,810
     ------------------------------------------------------------------------------------------------------------------------------
     Solex                     96.725.400-2 Associate  Purchases and Services Rendered          -          -        224        224
     ------------------------------------------------------------------------------------------------------------------------------
     Almacenes Paris S.A.      81.201.000-k Associate  Purchases and Services Rendered          -          -  8,992,403  8,992,403
     ------------------------------------------------------------------------------------------------------------------------------
     Servicios de Outsourcing
       Logistica S.A           96.900.580-8 Associate  Purchases and Services Rendered          -          -     35,175     35,175
     ------------------------------------------------------------------------------------------------------------------------------
     T-Data Corp               Foreign      Associate  Purchases and Services Rendered  1,320,918  1,320,918          -          -
     ------------------------------------------------------------------------------------------------------------------------------


     In the case of Sales and Services Rendered, these mature in the short-term (less than a year) and the maturity conditions for each case vary in virtue of the transaction that generates them.

7.   Income taxes and deferred income taxes:

     a)   General information:

     As of December 31, 2002 and 2001 Telefonica CTC Chile has not made a first category income tax provision as it has accumulated taxable losses of ThCh$ 88,608,304 and ThCh$ 204,413,894, respectively. Likewise, as of December 31, 2002 and 2001 certain subsidiaries record accumulated tax losses of ThCh$ 138,182,058 and ThCh$ 161,394,294, respectively.

     Income tax provisions are originated in subsidiaries with taxable net income

     As of December 31, 2002 the subsidiaries with a positive taxable retained earnings balance and their associated credits are broken down in the following table:

     ---------------------------------------------------------------------------------------------------------
                                                           Taxable                      Taxable
                                                         Net Income    Taxable Net    Net Income
                                                          with 15%     Income with      Without      Amount of
                                                           Credit       16% Credit      Credit         Credit
                       Subsidiaries                         ThCh$         ThCh$          ThCh$         ThCh$
     ---------------------------------------------------------------------------------------------------------
     CTC Equipos y Servicios de Telecomunicaciones S.A.         -       2,265,438            -         362,470
     CTC Transmisiones Regionales S.A.                          -      18,717,996            -       2,994,879
     Globus 120 S.A.                                     2,031,364      1,208,705           402        551,867
     Telefonica Empresas CTC Chile S.A.                         -       8,592,484        16,422      1,374,797

     ---------------------------------------------------------------------------------------------------------


                                                                              22

     b)   Deferred income taxes:

     As of December 31, 2002 and 2001, accumulated balances of temporary differences that originate deferred income tax liabilities and assets (net) amount to ThCh$ 10,802,207 and ThCh$ 9,436,846, respectively and their breakdown is as follows:

      -----------------------------------------------------------------------------------------------------------------
      Description                                                                         2002
                                                                -------------------------------------------------------
                                                                  Deferred tax assets      Deferred tax liabilities
                                                                -------------------------------------------------------
                                                                Short-term    Long-term    Short-term     Long-term
      -----------------------------------------------------------------------------------------------------------------
      Temporary differences
      Allowance for doubtful accounts                           18,523,109      -                   -             -
      Vacation provision                                           780,222      -                   -             -
      Tax loss                                                     333,509   37,934,435             -             -
      Difference in value of activated I.A.S.                            -    1,024,959             -             -
      Leased assets and liabilities                                 61,788      750,079             -       150,960
      Reappraisal of property, plant and equipment                       -    3,628,454             -             -
      Depreciation of property, plant and equipment                      -            -             -   207,594,668
      Staff severance indemnities                                        -       10,737             -     6,162,642
      Deferred charge on sale of assets                                  -            -             -       667,867
      Software development                                               -            -             -     5,828,114
      Deferred charges for activated disbursements                       -            -             -     3,605,825
      Difference in value of temporary investments               3,207,509      -                   -             -
      Other events                                               2,282,337    1,422,776             -     1,125,892
      -----------------------------------------------------------------------------------------------------------------
      Subtotal                                                  25,188,474   44,771,440             -   225,135,968
      -----------------------------------------------------------------------------------------------------------------
      Complementary accounts net of accumulated amortization             -  (13,528,465)            -  (157,902,312)
      Valuation provision                                                -            -             -             -
      -----------------------------------------------------------------------------------------------------------------
      Subtotal                                                  25,188,474   31,242,975             -    67,233,656
      -----------------------------------------------------------------------------------------------------------------
      Tax reclassification                                               -  (31,242,975)            -   (31,242,975)
      -----------------------------------------------------------------------------------------------------------------
      Total                                                     25,188,474            -             -    35,990,681
      -----------------------------------------------------------------------------------------------------------------

Table continue

      ----------------------------------------------------------------------------------------------------------------
      Description                                                                       2001
                                                             ---------------------------------------------------------
                                                                   Deferred tax assets        Deferred tax liabilities
                                                             ---------------------------------------------------------
                                                                Short-term     Long-term     Short-term      Long-term
      ----------------------------------------------------------------------------------------------------------------
      Temporary differences
      Allowance for doubtful accounts                           16,188,434             -              -              -
      Vacation provision                                           818,246             -              -              -
      Tax loss                                                  36,836,369    23,521,982              -              -
      Difference in value of activated I.A.S.                        3,900     1,554,921
      Leased assets and liabilities                                 60,281       902,987              -
      Reappraisal of property, plant and equipment                       -    4,881,018
      Depreciation of property, plant and equipment                      -             -              -    219,672,604
      Staff severance indemnities                                        -             -              -      7,537,748
      Deferred charge on sale of assets                                  -             -              -        737,927
      Software development                                               -             -              -      6,919,600
      Deferred charges for activated disbursements                       -             -              -      1,524,758
      Difference in value of temporary investments               1,699,692             -              -              -
      Other events                                               2,581,943     1,256,267         13,141      2,179,496
      ----------------------------------------------------------------------------------------------------------------
      Subtotal                                                  58,188,865    32,117,175         13,141    238,572,133
      ----------------------------------------------------------------------------------------------------------------
      Complementary accounts net of accumulated amortization    (1,594,227)  (16,074,530)             -   (175,411,836)
      Valuation provision                                                -             -              -              -
      ----------------------------------------------------------------------------------------------------------------
      Subtotal                                                  56,594,638    16,042,645         13,141     63,160,297
      ----------------------------------------------------------------------------------------------------------------
      Tax reclassification                                         (13,140)  (16,042,645)       (13,141)   (16,042,645)
      ----------------------------------------------------------------------------------------------------------------
      Total                                                     56,581,498             -              -     47,117,652
      ----------------------------------------------------------------------------------------------------------------

     As stated in Note 2 d, until December of 2001, the balance of deferred tax assets and liabilities originating in
     Sonda S. A. (former subsidiary of Telefonica Empresas CTC Chile) was ThCh$ 455,069 and ThCh$ 69,314 respectively, which has been consolidated line-by-line in the statement of income until August 31, 2002.


                                                                                                                     23


     c)   Breakdown of income taxes:

     The current income tax expense shown in the following table is based on the determination of taxable net income, net of credits for donations, training expenses and other credits.

     ----------------------------------------------------------------------------------------------------
        Description                                                                2002            2001
                                                                                  ThCh$            ThCh$
     ----------------------------------------------------------------------------------------------------
     Current tax expense (16% income tax)                                     (7,822,374)     (8,754,958)
     Current tax expense (Article 21 single tax at 35%)                         (307,125)       (230,347)
     Recovery of taxable losses from dividends received from subsidiaries       5,348,208       5,118,927
     ----------------------------------------------------------------------------------------------------
                               Income tax subtotal                            (2,781,291)     (3,866,378)
     ----------------------------------------------------------------------------------------------------
     - Effect of advance and deferred tax assets or liabilities for the year  (8,722,257)    (25,113,892)
     - Tax loss benefit.                                                           -           18,667,440
     - Effect of amortization of deferred assets and liabilities
     complementary accounts.                                                 (15,213,228)     (1,456,198)
     ----------------------------------------------------------------------------------------------------
                             Deferred taxes subtotal                         (23,935,485)     (7,902,650)
     ----------------------------------------------------------------------------------------------------

     ----------------------------------------------------------------------------------------------------
                             Total income tax expense                        (26,716,776)    (11,769,028)
     ----------------------------------------------------------------------------------------------------


                                                                                                       24

8.   Other Current Assets:

     The breakdown of other current assets is as follows:
     ----------------------------------------------------------------------------------------------------------
                                                                                       2002             2001
                                                                                       ThCh$            ThCh$
     ----------------------------------------------------------------------------------------------------------
     Fixed income securities purchased with resale agreement                                   -     52,578,947
     Fixed income securities sold with repurchase agreements                                   -     29,945,797
     Collective negotiation bonus to be amortized (a)                                  1,154,375      1,643,026
     Customs duties interest to be amortized                                                   -      3,057,477
     Adjustment to market value for cellular
       equipment to be  commercialized (c)                                             3,981,423              -
     Exchange insurance premiums to be amortized                                       1,600,862      4,085,549
     Telephone directories for connection program                                      4,439,338      2,488,808
     Higher discount rate of bonds to be amortized                                       697,793      1,253,042
     Disbursements for placement of bonds to be amortized                              1,762,067      1,790,109
     Disbursements for foreign financing proceeds to be amortized (b)                    489,094      2,111,125
     Deferred charges for modification of IPAS discount rate (net)                       506,747        117,119
     Exchange difference insurance debtors (net of partial liquidations)              12,626,720     20,626,301
       Others                                                                          1,398,208      3,201,544
     ----------------------------------------------------------------------------------------------------------
                                      Total                                           28,656,627    122,898,844
     ----------------------------------------------------------------------------------------------------------

     (a) During 2002, the Company signed a 2-year collective contract with part of its employees (3 years for Telefonica Movil employees) granting them, among other benefits, a special negotiation bonus. This bonus was paid between June and July of 2002 (for Telefonica Movil employees a second installment of ThCh$ 440,000 (historical) will be paid in May
          2004). The total benefit which amounts to ThCh$ 2,494,544 (historical), is being deferred using the straight-line method during the term of the respective collective contracts. The long-term portion is shown under "Other" long-term (note 13).

     (b) This amount corresponds to the cost (net of amortization) of the reserve paid to the Banco Central de Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan.

     (c) Corresponds to adjustment to market value for cellular equipment maintained in stock at year-end, which is charged to income in accordance with the contract type, contract or prepayment.

9.   Property, plant and equipment:

      The breakdown of property, plant and equipment is as follows:

    -----------------------------------------------------------------------------------------------------------------------
                                                                2002                                 2001
                                                ---------------------------------------------------------------------------
                                                                    Gross property,                        Gross prop.,
                                                   Accumulated           plant           Accumulated          plant
                   Description                    Depreciation       and equipment      Depreciation      and equipment
                                                      ThCh$              ThCh$              ThCh$             ThCh$
    -----------------------------------------------------------------------------------------------------------------------
    Land                                                   -              27,372,131             -             29,030,587

    Construction and Infrastructure Works              70,454,187        183,151,839         66,610,375       197,925,361

    Machinery and equipment                         1,751,100,648      3,294,876,741      1,589,845,303     3,235,794,533
    Central office telephone equipment                884,264,242      1,534,772,639        774,494,044     1,421,076,491
    External plant                                    606,043,932      1,362,156,206        549,194,894     1,346,281,565
    Subscribers' equipment                            227,139,867        362,878,756        254,200,836       398,294,086
    General equipment                                  33,652,607         35,069,140         11,955,529        70,142,391

    Other Property, Plant and Equipment               136,984,124        393,378,237        127,341,224       446,283,271
    Office furniture and equipment                     68,228,232        127,723,898         91,773,232       102,515,365
    Projects,  works  in  progress  and  their             -             135,303,278             -            223,209,260
    materials
    Contract advances                                      -                 310,493             -                319,808
    Leased assets          (1)                          4,416,023         11,241,599          9,577,719        15,247,224
    Property,  plant and equipment temporarily         11,135,132         23,549,726          6,330,659        14,291,533
    out of service
    Software and others                                53,204,737         95,249,243         19,659,614        90,700,081

    Circular 550 reappraisal                           10,326,522          9,130,267         10,358,363         9,130,322

                                         Total      1,968,865,481      3,907,909,215      1,794,155,265     3,918,164,074
    -----------------------------------------------------------------------------------------------------------------------


(1) As of December 2002 this caption mainly considers: ThCh$ 5,453,691 gross value for acquisition of administrative offices with accumulated depreciation of ThCh$ 546,059 with contract terms of 15 years since 1996, ThCh$ 3,206,834 gross value for electronic and computer equipment with accumulated depreciation of ThCh$ 2,704,256 with 12-year contract terms since 1994. Additionally it considers ThCh$ 1,185,139 gross value of long distance transmission equipment with accumulated depreciation of ThCh$ 322,041 with 18-year contract terms since 1996.

    The balance of gross property, plant and equipment includes capitalized interest in the amount of ThCh$ 208,962,843 and ThCh$ 201,188,437 in 2002 and 2001, respectively. Accumulated depreciation of this interest amounts to ThCh$ 81,460,095 and ThCh$ 63,437,638 in 2002 and 2001, respectively.

    Depreciation for the year was charged to operating costs in the amount of ThCh$ 261,035,237 and ThCh$ 255,504,373 for 2002 and 2001, respectively.
    Property, plant and equipment temporarily out of service, made up mainly by the cable TV networks of La Serena and Concepcion not transferred in the sale of assets to Cordillera Comunicaciones, generated a depreciation charge of ThCh$ 1,699,096 in 2002 and ThCh$ 1,147,500 in 2001, which is classified in Other Non-operating Expenses.

    The breakdown by caption of the Circular 550 reappraisal is as follows:

    -----------------------------------------------------------------------------------------------------------------------
                                                                                       Property, plant   Property, plant
                                                       Net             Accumulated      and equipment     and equipment
                   Description                        Balance          Depreciation          2002             2001

                                                      ThCh$              ThCh$              ThCh$             ThCh$
    -----------------------------------------------------------------------------------------------------------------------
    Land                                                (472,645)              -              (472,645)         (472,645)
    Constructions and infrastructure works              (611,466)        (3,923,157)        (4,534,623)       (4,534,622)
    Machinery and equipment                              345,994         13,791,541         14,137,535        14,137,589

                                         Total          (738,117)         9,868,384          9,130,267         9,130,322
    -----------------------------------------------------------------------------------------------------------------------

    Depreciation for higher value of technical reappraisal for the year amounts to ThCh$ (23,562) in 2002 and ThCh$ (34,958) in 2001. Gross property, plant and equipment includes assets that have been totally depreciated in the amount of ThCh$ 532,643,685 in 2002 and ThCh$ 350,058,056 in 2001, which include ThCh$ 11,576,295 and ThCh$ 12,068,124, respectively, for Circular 550 reappraisal.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

10.  Investments in Related Companies:

     The breakdown of investments in related companies is as follows:

                                                                                                                        Holding
                                                                                           Currency                    percentage
                                                                           Country of   controlling the   No. of    ----------------
       Taxp. No.                             Company                         origin       investment      shares      2002    2001
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       %        %

        Foreign       Consorcio Telefonica de Brasil Celular Holding (1)     Brazil         Dollar      48,950,000    2.61     2.61
      93.541.000-2    Impresora y Comercial Publiguias S.A.                  Chile           Pesos          45,648    9.00     9.00
      96.922.950-1    Empresa de Tarjetas Inteligentes S.A.                  Chile           Pesos         271,615   20.00    20.00
      96.895.220-K    Atento Chile S.A.                                      Chile           Pesos       3,209,374   28.84    28.84
      96.725.400-2    Sonda S.A.(2)                                          Chile           Pesos          35,000   35.00        -
     In development   Bolsa de Oportunidades de Negocios S.A.                Chile           Pesos               -   19.00    19.00
     In development   Time Interating                                        Chile           Pesos               -   10.25    10.25
      96.725.400-2    Solexe S.A.                                            Chile           Pesos              80       -    40.00
      96.571.690-4    Servibanca S.A.                                        Chile           Pesos           1,200   43.33    43.33
      96.768.410-4    Payroll S.A.                                           Chile           Pesos       1,989,591   33.33    33.33
      96.539.380-3    Ediciones Financieras S.A.                             Chile           Pesos             580    6.66     7.18
      96.831.860-8    Inversiones Valparaiso S.A.                            Chile           Pesos               -       -    33.33
      94.071.000-6    Orden S.A.                                             Chile           Pesos               -       -    33.33
        Foreign       SBS Ltda.                                            Guatemala        Dollar               -       -    49.00
        Foreign       AGROSYS                                              Guatemala        Dollar               -       -    50.00
        Foreign       Sonda El Salvador                                   El Salvador       Dollar               -       -    49.00
        Foreign       Chiptech                                             Guatemala        Dollar               -       -    50.00
      96.894.490-8    Puerto Norte S.A.                                      Chile           Pesos               -       -    50.00
      96.900.580-8    Servicios de Outsourcing Logistica S.A.                Chile           Pesos               -       -    48.33
      96.929.090-1    Compania de Procesos y Servicios CPS S.A.              Chile           Pesos               -       -    16.67
      96.916.540-6    Bazuca Internet Partners S.                            Chile           Pesos               -       -    39.80
      96.941.290-k    Sustentable cl S.A.                                    Chile           Pesos               -       -    20.96
      96.967.100-k    Novis S.A.                                             Chile           Pesos               -       -        -
        Foreign       Bismark Telecomunicaciones                             Mexico          Pesos               -       -    49.90
        Foreign       Westham Trade Co. Ltda.                                 USA           Dollar               -       -    20.00
        Foreign       Data Dec S.A.                                        Costa Rica       Dollar               -       -    40.00
     -------------------------------------------------------------------------------------------------------------------------------
                                              Total
                      ====================================================


                                                                                                        Shareholders' equity
                                                                                           Currency     of the companies
                                                                           Country of   controlling the ----------------------------
       Taxp. No.                             Company                         origin       investment      2002             2001
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                                          ThCh$           ThCh$

        Foreign       Consorcio Telefonica de Brasil Celular Holding (1)     Brazil         Dollar      196,384,751  168,919,272
      93.541.000-2    Impresora y Comercial Publiguias S.A.                  Chile           Pesos       25,013,978   18,116,689
      96.922.950-1    Empresa de Tarjetas Inteligentes S.A.                  Chile           Pesos          582,290      526,125
      96.895.220-K    Atento Chile S.A.                                      Chile           Pesos        9,102,320    9,064,005
      96.725.400-2    Sonda S.A.(2)                                          Chile           Pesos       91,055,240            -
     In development   Bolsa de Oportunidades de Negocios S.A.                Chile           Pesos        2,063,500    2,063,500
     In development   Time Interating                                        Chile           Pesos          734,361      734,361
      96.725.400-2    Solexe S.A.                                            Chile           Pesos                -      528,173
      96.571.690-4    Servibanca S.A.                                        Chile           Pesos                -    4,261,142
      96.768.410-4    Payroll S.A.                                           Chile           Pesos                -      522,952
      96.539.380-3    Ediciones Financieras S.A.                             Chile           Pesos                -       58,231
      96.831.860-8    Inversiones Valparaiso S.A.                            Chile           Pesos                -    5,724,758
      94.071.000-6    Orden S.A.                                             Chile           Pesos                -    4,393,522
        Foreign       SBS Ltda.                                            Guatemala        Dollar                -      156,992
        Foreign       AGROSYS                                              Guatemala        Dollar                -        6,122
        Foreign       Sonda El Salvador                                   El Salvador       Dollar                -       29,000
        Foreign       Chiptech                                             Guatemala        Dollar                -       15,284
      96.894.490-8    Puerto Norte S.A.                                      Chile           Pesos                -      161,020
      96.900.580-8    Servicios de Outsourcing Logistica S.A.                Chile           Pesos                -      135,502
      96.929.090-1    Compania de Procesos y Servicios CPS S.A.              Chile           Pesos                -            6
      96.916.540-6    Bazuca Internet Partners S.                            Chile           Pesos                -    1,711,128
      96.941.290-k    Sustentable cl S.A.                                    Chile           Pesos                -       59,685
      96.967.100-k    Novis S.A.                                             Chile           Pesos                -            -
        Foreign       Bismark Telecomunicaciones                             Mexico          Pesos                -       99,287
        Foreign       Westham Trade Co. Ltda.                                 USA           Dollar                -      461,985
        Foreign       Data Dec S.A.                                        Costa Rica       Dollar                -      917,233
     -------------------------------------------------------------------------------------------------------------------------------
                                              Total
                      ====================================================


                                                                                           Currency        Income for the year
                                                                           Country of   controlling the ----------------------------
       Taxp. No.                             Company                         origin       investment        2002         2001
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                                           ThCh$         ThCh$

        Foreign       Consorcio Telefonica de Brasil Celular Holding (1)     Brazil         Dollar       2,978,314   -10,851,533
      93.541.000-2    Impresora y Comercial Publiguias S.A.                  Chile           Pesos       6,897,278     6,939,111
      96.922.950-1    Empresa de Tarjetas Inteligentes S.A.                  Chile           Pesos        -540,600      -164,135
      96.895.220-K    Atento Chile S.A.                                      Chile           Pesos          38,377       432,164
      96.725.400-2    Sonda S.A.(2)                                          Chile           Pesos       4,673,789             -
     In development   Bolsa de Oportunidades de Negocios S.A.                Chile           Pesos               -             -
     In development   Time Interating                                        Chile           Pesos               -             -
      96.725.400-2    Solexe S.A.                                            Chile           Pesos               -        48,845
      96.571.690-4    Servibanca S.A.                                        Chile           Pesos         214,673       446,146
      96.768.410-4    Payroll S.A.                                           Chile           Pesos          81,278       164,605
      96.539.380-3    Ediciones Financieras S.A.                             Chile           Pesos         -29,910        19,916
      96.831.860-8    Inversiones Valparaiso S.A.                            Chile           Pesos               -             -
      94.071.000-6    Orden S.A.                                             Chile           Pesos               -       260,798
        Foreign       SBS Ltda.                                            Guatemala        Dollar               -             -
        Foreign       AGROSYS                                              Guatemala        Dollar               -             -
        Foreign       Sonda El Salvador                                   El Salvador       Dollar               -             -
        Foreign       Chiptech                                             Guatemala        Dollar               -             -
      96.894.490-8    Puerto Norte S.A.                                      Chile           Pesos               -       -22,266
      96.900.580-8    Servicios de Outsourcing Logistica S.A.                Chile           Pesos               -       -68,887
      96.929.090-1    Compania de Procesos y Servicios CPS S.A.              Chile           Pesos               -      -168,914
      96.916.540-6    Bazuca Internet Partners S.                            Chile           Pesos               -      -240,673
      96.941.290-k    Sustentable cl S.A.                                    Chile           Pesos               -             -
      96.967.100-k    Novis S.A.                                             Chile           Pesos               -             -
        Foreign       Bismark Telecomunicaciones                             Mexico          Pesos               -             -
        Foreign       Westham Trade Co. Ltda.                                 USA           Dollar               -      -219,190
        Foreign       Data Dec S.A.                                        Costa Rica       Dollar               -        77,559
     -------------------------------------------------------------------------------------------------------------------------------
                                              Total
                      ====================================================


                                                                                           Currency              Accrued income
                                                                           Country of   controlling the ----------------------------
       Taxp. No.                             Company                         origin       investment       2002             2001
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                                            ThCh$           ThCh$

        Foreign       Consorcio Telefonica de Brasil Celular Holding (1)     Brazil         Dollar         77,734         -283,225
      93.541.000-2    Impresora y Comercial Publiguias S.A.                  Chile           Pesos        620,755          624,520
      96.922.950-1    Empresa de Tarjetas Inteligentes S.A.                  Chile           Pesos       -108,120          -32,827
      96.895.220-K    Atento Chile S.A.                                      Chile           Pesos         11,068          124,636
      96.725.400-2    Sonda S.A.(2)                                          Chile           Pesos      1,635,826                -
     In development   Bolsa de Oportunidades de Negocios S.A.                Chile           Pesos              -                -
     In development   Time Interating                                        Chile           Pesos              -                -
      96.725.400-2    Solexe S.A.                                            Chile           Pesos              -                1
      96.571.690-4    Servibanca S.A.                                        Chile           Pesos         93,018          193,315
      96.768.410-4    Payroll S.A.                                           Chile           Pesos         27,090           54,863
      96.539.380-3    Ediciones Financieras S.A.                             Chile           Pesos         -1,992            1,430
      96.831.860-8    Inversiones Valparaiso S.A.                            Chile           Pesos              -
      94.071.000-6    Orden S.A.                                             Chile           Pesos              -                8
        Foreign       SBS Ltda.                                            Guatemala        Dollar              -                -
        Foreign       AGROSYS                                              Guatemala        Dollar              -                -
        Foreign       Sonda El Salvador                                   El Salvador       Dollar              -                -
        Foreign       Chiptech                                             Guatemala        Dollar              -                -
      96.894.490-8    Puerto Norte S.A.                                      Chile           Pesos              -          -11,133
      96.900.580-8    Servicios de Outsourcing Logistica S.A.                Chile           Pesos              -          -33,293
      96.929.090-1    Compania de Procesos y Servicios CPS S.A.              Chile           Pesos              -          -28,158
      96.916.540-6    Bazuca Internet Partners S.                            Chile           Pesos              -          -95,788
      96.941.290-k    Sustentable cl S.A.                                    Chile           Pesos              -                -
      96.967.100-k    Novis S.A.                                             Chile           Pesos              -                -
        Foreign       Bismark Telecomunicaciones                             Mexico          Pesos              -                -
        Foreign       Westham Trade Co. Ltda.                                 USA           Dollar              -          -43,838
        Foreign       Data Dec S.A.                                        Costa Rica       Dollar              -           31,024
     -------------------------------------------------------------------------------------------------------------------------------
                                              Total
                      ====================================================

                                                                                           Currency             Equity Value
                                                                           Country of   controlling the ----------------------------
       Taxp. No.                             Company                         origin       investment       2002             2001
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                                            ThCh$           ThCh$

        Foreign       Consorcio Telefonica de Brasil Celular Holding (1)     Brazil         Dollar      5,125,642       4,408,793
      93.541.000-2    Impresora y Comercial Publiguias S.A.                  Chile           Pesos      2,251,258       1,630,502
      96.922.950-1    Empresa de Tarjetas Inteligentes S.A.                  Chile           Pesos        116,458         105,225
      96.895.220-K    Atento Chile S.A.                                      Chile           Pesos      2,625,109       2,614,059
      96.725.400-2    Sonda S.A.(2)                                          Chile           Pesos     31,869,334               -
     In development   Bolsa de Oportunidades de Negocios S.A.                Chile           Pesos        392,065         392,065
     In development   Time Interating                                        Chile           Pesos         75,272          75,272
      96.725.400-2    Solexe S.A.                                            Chile           Pesos         -              211,269
      96.571.690-4    Servibanca S.A.                                        Chile           Pesos         -            1,846,353
      96.768.410-4    Payroll S.A.                                           Chile           Pesos         -              174,300
      96.539.380-3    Ediciones Financieras S.A.                             Chile           Pesos         -                4,181
      96.831.860-8    Inversiones Valparaiso S.A.                            Chile           Pesos         -            1,908,062
      94.071.000-6    Orden S.A.                                             Chile           Pesos         -            1,464,361
        Foreign       SBS Ltda.                                            Guatemala        Dollar         -               76,926
        Foreign       AGROSYS                                              Guatemala        Dollar         -                3,061
        Foreign       Sonda El Salvador                                   El Salvador       Dollar         -               14,210
        Foreign       Chiptech                                             Guatemala        Dollar         -                7,642
      96.894.490-8    Puerto Norte S.A.                                      Chile           Pesos         -               80,510
      96.900.580-8    Servicios de Outsourcing Logistica S.A.                Chile           Pesos         -               65,488
      96.929.090-1    Compania de Procesos y Servicios CPS S.A.              Chile           Pesos         -                    1
      96.916.540-6    Bazuca Internet Partners S.                            Chile           Pesos         -              681,029
      96.941.290-k    Sustentable cl S.A.                                    Chile           Pesos         -               12,510
      96.967.100-k    Novis S.A.                                             Chile           Pesos         -               28,945
        Foreign       Bismark Telecomunicaciones                             Mexico          Pesos         -               49,544
        Foreign       Westham Trade Co. Ltda.                                 USA           Dollar         -               92,397
        Foreign       Data Dec S.A.                                        Costa Rica       Dollar         -              366,893
     ----------------------------------------------------------------------------------------------------------------------------
                                              Total                                                    42,455,138      16,313,598
                      ====================================================                             ==========      ==========

                                                                                           Currency           Unearned Income
                                                                           Country of   controlling the ----------------------------
       Taxp. No.                             Company                         origin       investment       2002             2001
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                                            ThCh$           ThCh$

        Foreign       Consorcio Telefonica de Brasil Celular Holding (1)     Brazil         Dollar            -               -
      93.541.000-2    Impresora y Comercial Publiguias S.A.                  Chile           Pesos            -               -
      96.922.950-1    Empresa de Tarjetas Inteligentes S.A.                  Chile           Pesos            -               -
      96.895.220-K    Atento Chile S.A.                                      Chile           Pesos            -               -
      96.725.400-2    Sonda S.A.(2)                                          Chile           Pesos            -               -
     In development   Bolsa de Oportunidades de Negocios S.A.                Chile           Pesos            -               -
     In development   Time Interating                                        Chile           Pesos            -               -
      96.725.400-2    Solexe S.A.                                            Chile           Pesos            -               -
      96.571.690-4    Servibanca S.A.                                        Chile           Pesos            -               -
      96.768.410-4    Payroll S.A.                                           Chile           Pesos            -               -
      96.539.380-3    Ediciones Financieras S.A.                             Chile           Pesos            -               -
      96.831.860-8    Inversiones Valparaiso S.A.                            Chile           Pesos            -               -
      94.071.000-6    Orden S.A.                                             Chile           Pesos            -               -
        Foreign       SBS Ltda.                                            Guatemala        Dollar            -               -
        Foreign       AGROSYS                                              Guatemala        Dollar            -               -
        Foreign       Sonda El Salvador                                   El Salvador       Dollar            -               -
        Foreign       Chiptech                                             Guatemala        Dollar            -               -
      96.894.490-8    Puerto Norte S.A.                                      Chile           Pesos            -               -
      96.900.580-8    Servicios de Outsourcing Logistica S.A.                Chile           Pesos            -               -
      96.929.090-1    Compania de Procesos y Servicios CPS S.A.              Chile           Pesos            -               -
      96.916.540-6    Bazuca Internet Partners S.                            Chile           Pesos            -               -
      96.941.290-k    Sustentable cl S.A.                                    Chile           Pesos            -               -
      96.967.100-k    Novis S.A.                                             Chile           Pesos            -               -
        Foreign       Bismark Telecomunicaciones                             Mexico          Pesos            -               -
        Foreign       Westham Trade Co. Ltda.                                 USA           Dollar            -               -
        Foreign       Data Dec S.A.                                        Costa Rica       Dollar            -               -
     ----------------------------------------------------------------------------------------------------------------------------
                                              Total                                                           -               -
                      ====================================================                                  =====           =====

                                                                                           Currency        Investment Book Value
                                                                           Country of   controlling the ----------------------------
       Taxp. No.                             Company                         origin       investment       2002             2001
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                                            ThCh$           ThCh$
        Foreign       Consorcio Telefonica de Brasil Celular Holding (1)     Brazil         Dollar        5,125,642      4,408,793
      93.541.000-2    Impresora y Comercial Publiguias S.A.                  Chile           Pesos        2,251,258      1,630,502
      96.922.950-1    Empresa de Tarjetas Inteligentes S.A.                  Chile           Pesos          116,458        105,225
      96.895.220-K    Atento Chile S.A.                                      Chile           Pesos        2,625,109      2,614,059
      96.725.400-2    Sonda S.A.(2)                                          Chile           Pesos       31,869,334              -
     In development   Bolsa de Oportunidades de Negocios S.A.                Chile           Pesos          392,065        392,065
     In development   Time Interating                                        Chile           Pesos           75,272         75,272
      96.725.400-2    Solexe S.A.                                            Chile           Pesos           -             211,269
      96.571.690-4    Servibanca S.A.                                        Chile           Pesos           -           1,846,353
      96.768.410-4    Payroll S.A.                                           Chile           Pesos           -             174,300
      96.539.380-3    Ediciones Financieras S.A.                             Chile           Pesos           -               4,181
      96.831.860-8    Inversiones Valparaiso S.A.                            Chile           Pesos           -           1,908,062
      94.071.000-6    Orden S.A.                                             Chile           Pesos           -           1,464,361
        Foreign       SBS Ltda.                                            Guatemala        Dollar           -              76,926
        Foreign       AGROSYS                                              Guatemala        Dollar           -               3,061
        Foreign       Sonda El Salvador                                   El Salvador       Dollar           -              14,210
        Foreign       Chiptech                                             Guatemala        Dollar           -               7,642
      96.894.490-8    Puerto Norte S.A.                                      Chile           Pesos           -              80,510
      96.900.580-8    Servicios de Outsourcing Logistica S.A.                Chile           Pesos           -              65,488
      96.929.090-1    Compania de Procesos y Servicios CPS S.A.              Chile           Pesos           -                   1
      96.916.540-6    Bazuca Internet Partners S.                            Chile           Pesos           -             681,029
      96.941.290-k    Sustentable cl S.A.                                    Chile           Pesos           -              12,510
      96.967.100-k    Novis S.A.                                             Chile           Pesos           -              28,945
        Foreign       Bismark Telecomunicaciones                             Mexico          Pesos           -              49,544
        Foreign       Westham Trade Co. Ltda.                                 USA           Dollar           -              92,397
        Foreign       Data Dec S.A.                                        Costa Rica       Dollar           -             366,893
     -------------------------------------------------------------------------------------------------------------------------------
                                              Total                                                      42,455,138     16,313,598
                      ====================================================                               ==========     ==========

(1) Recognition of income for this company is that accrued for November 2002 and 2001.

(2) Recognition of income for this companis is only that accrued from September to December 2002.


     As of the date of these financial statements there are no liabilities for hedge instruments assigned to foreign investments. The Company has the intention of reinvesting net income from foreign investments on a permanent basis, therefore there is no net income that is potentially remittable.

11.  Goodwill and negative goodwill:

(a)  Goodwill:

     The breakdown of goodwill is as follows:

     ----------------------------------------------------------------------------------------------------------------
     Taxpayer No.            Company             Year               2002                           2001
                                                            Amount                         Amount
                                                          amortized       Balance of      amortized       Balance of
                                                         in the year       Goodwill      in the year       Goodwill
                                                              ThCh$          ThCh$           ThCh$          ThCh$
     ----------------------------------------------------------------------------------------------------------------
     Foreign       Consorcio telefonica do       2001          173,938      2,840,195         455,049      3,014,133
                   Brasil
     84.119.600-7  Instacom S.A.                 1994         -              -              1,931,147       -
     90.430.000-4  CTC Globus S.A.               1998        1,073,136     16,959,632       1,073,136     18,032,764
     78.703.410-1  Tecnonautica S.A.             1999           65,805      1,136,243          65,805      1,202,048
     96.786.140-5  Telefonica Movil              1997        9,765,112    146,128,880       9,765,112    155,893,996
     83.628.100-4  Sonda S.A. (a)                1999       12,490,365     11,560,937       1,927,431     24,051,302
     Foreign       Sonda Uruguay                 1999           94,366       -                106,445      1,225,110
     Foreign       Setco S.A. (Uruguay)          1999           92,633       -                 63,781        545,635
     Foreign       Sonda del Ecuador             1997           25,908       -                 28,238        177,131
     96.571.690-4  Servibanca                    2000           24,140       -                 36,964        298,790
     Foreign       Sonda Do Brasil Ltda.         1998          187,909       -               -              -
     96.834.320-3  Infoera                       1999           41,429        701,818          41,431        743,247
     96.768.410-4  Payroll                       1999            1,225       -                  1,667         13,334
     96.894.490-8  Puerto Norte                  2000              856       -                  1,311         10,928
     Foreign       Integral Peru                 1996         -              -                 10,086       -
     Foreign       Integral Chile S.A.           1996         -              -                 34,867       -
     Foreign       Bac Peru                      2001         -              -                 31,439       -
     96.895.220-K  Atento Chile S.A.             2001          351,740       -                243,104        351,740
     Foreign       Sonda Bancos                  2001            6,496       -                  2,486         96,989
     Foreign       Sonda Peru                    2001            3,313       -               -              -
     Foreign       Bismark (Mexico)              2001            3,199       -                  1,139         44,075
     Foreign       Tecnoglobal S.A.              2001           35,747       -               -              -
     96.811.570-7  Telepeajes S.A.               2001           14,867         76,848           7,927         91,715
     Foreign       Bac Financiero                2001           60,275       -                 38,974        510,136
     96.833.930-3  Telef. Comun. Empresariales   2001          146,518       -                 22,294        146,518
     96.590.960-5  Tecnopolis                    2001            1,348       -                    688         19,945
     Foreign       Track S.A.                    2002            1,568       -               -              -
     95.191.000-7  Logica S.A.                   2001         -              -                 48,449        847,721
     94.071.000-6  Orden S.A.                    2001         -              -                 37,504        671,951
     78.072.130-8  New Horizontes S.A.           2001         -              -                  5,511        102,854
     96.900.580-8  Servicio de Outsourcing       2001         -              -                  2,512        250,181
     96.941.290-K  Sustentable.cl S.A.           2001         -              -                    839         39,474
     96.929.090-1  Cia de Procesos y Servicios   2001         -              -                  5,826       -
                   S.A.
     96.725.400-2  Soluciones expertas S.A.      2001         -              -                  1,469         25,455
     Foreign       Condec Brasil                 1998         -              -                218,459      1,662,105
     ----------------------------------------------------------------------------------------------------------------
                              Total                         24,661,893    179,404,553      16,211,090    210,069,277
     ----------------------------------------------------------------------------------------------------------------

      The goodwill amortization period has been determined considering aspects such as; nature and characteristics of the business and estimated period of return of the investment.

      (a) For 2002 goodwill amortization includes ThCh$ 8,884,110, as extraordinary amortization due to the sale of 25% of the ownership of subsidiary Telefonica Empresas S.A. in Sonda S.A.

(b)  Negative goodwill:

     The breakdown of negative goodwill is as follows:

       --------------------------------------------------------------------------------------------------------------
       Taxpayer No.          Company            Year                2002                           2001
                                                           Amount        Balance of       Amount        Balance of
                                                          amortized       Negative       amortized       Negative
                                                         in the year      Goodwill      in the year      Goodwill
                                                              ThCh$          ThCh$           ThCh$          ThCh$
       --------------------------------------------------------------------------------------------------------------

       Foreign       Condec Ltda.               1999           -              -              6,185           -

       --------------------------------------------------------------------------------------------------------------

12.      Intangibles:

       -------------------------------------------------------------------------- ------------------ ----------------

                                                                                        2002              2001
                                                                                       ThCh$             ThCh$
       -------------------------------------------------------------------------- ------------------ ----------------
       Underwater cable rights (gross)                                                  20,722,149       16,981,672
         Accumulated amortization previous year                                         (1,592,181)      (1,063,390)
         Amortization for the year                                                        (753,229)        (528,704)
       Licenses (Software) (gross)                                                       2,083,683        -
         Amortization for the year                                                        (259,517)       -
       Licenses for use of electronic radio space (gross)                                9,498,563        -
         Amortization for the year                                                         (26,385)       -
                                                          Total Net Intangibles         29,673,083       15,389,578
       -------------------------------------------------------------------------- ------------------ ----------------


13.      Others (from Other Assets):

         The breakdown of Others is as follows:
       -------------------------------------------------------------------------- ---------------- ----------------

                                                                                         2002             2001
                                                                                         ThCh$           ThCh$
       -------------------------------------------------------------------------- ---------------- ----------------
       Disbursements  for  obtaining  external  financing to be amortized  (see          1,914,264        1,270,594
       note 8b)
       Disbursements for placement of bonds to be amortized                              4,177,432        6,103,671
       Leased vehicles                                                                     329,278        1,003,964
       Higher discount rate for bonds to be amortized                                    4,623,831        7,355,920
       Deferred charge for modification of staff severance indemnities
       discount rate (net)                                                                  -             1,095,190
       Commercial projects in development (Lottery, Investment Fund)                        -             1,946,940
       Collective negotiation bonus (see note 8a)                                        1,044,419          -
       Deferred exchange insurance premiums to be amortized                                435,248          924,581
       Rental of telephone posts paid in advance                                         1,338,648        2,560,642
       Guarantee deposits                                                                  329,078          316,136
       Telephone directories for connection programs                                     1,880,443          -
       Others                                                                              496,278        3,435,983
       -------------------------------------------------------------------------- ---------------- ----------------
                                        Total                                           16,568,919       26,013,621
       -------------------------------------------------------------------------- ---------------- ----------------

         COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

--------------------------------------------------------------------------------

14   Short-term obligations with banks and financial institutions:

     The breakdown of short-term obligations with banks and financial institutions is as follows:

------------------------------------------------------------------------------------------------------------------------------------

                                       -----------------------------------------------------------------
                  Bank or financial
                     institution                 U.S.$                       U.F.                $                   TOTAL
                 --------------------  ----------------------    -----------------------   -------------   -------------------------
 Taxp. No.       Short-term                 2002         2001         2002          2001     2002   2001          2002       2001
-------------    --------------------  ---------    ---------    ---------    ----------    ----- ------   -----------    ----------
                                           ThCh$        ThCh$        ThCh$         ThCh$    ThCh$  ThCh$         ThCh$         ThCh$
97.008.000-7  CITIBANK                         -            -            -     8,510,324      -    1,291             -     8,511,615
97.030.000-7  ESTADO                           -            -    9,191,446    10,791,371      -      174     9,191,446    10,791,545
59.004.250-1  SUDAMERIS                        -      172,655            -             -      -        -             -       172,655
97.004.000-5  BANCO DE CHILE                   -      775,959            -             -      -   74,997             -       850,956
Foreign       REPUBLICA DE
                GUATEMALA                      -        8,767            -             -      -        -             -         8,767
97.032.000-8  BANCO BBVA BHIF                  -            -            -             -      -    9,269             -         9,269
97.036.000-K  BANCO SANTIAGO                   -            -            -             -      -   11,298             -        11,298
97.006.000-6  BANCO DE CREDITO
                E INVERSIONES                  -            -            -             -      -  296,008             -       296,008
                                        ---------------------    ----------------------- ---------------     ---------    ----------
                              Total            -      957,381    9,191,446    19,301,695      -  393,037     9,191,446    20,652,113
                                        ---------------------    ---------    ---------- ---------------     ---------    ----------
              Capital owed                     -      954,678    9,178,122    19,221,244      -  393,037     9,178,122    20,568,959
                                        =====================    ======================= ===============     =======================
              Average annual
                interest rate                  -      4.58%          0.78%       3.53%        -        -         0.78%      3.51%
              ----------------------------------------------------------------------------------------------------------------------
              Short-term portion of long-term
              ----------------------------------------------------------------------------------------------------------------------
79.561.240-8  CHASE MANHATTAN            375,186      473,401            -             -      -        -       375,186       473,401
Foreign       ABN AMRO BANK            1,545,331      250,805            -             -      -        -     1,545,331       250,805
Foreign       BBVA-(BANCO EXTERIOR)   18,147,934    8,736,493            -     6,169,556      -        -    18,147,934    14,906,049
97.006.000-6  BANCO CREDITOS-
                INERSIONES                     -            -            -     6,533,683      -        -             -     6,533,683
97.008.000-7  CITIBANK               116,381,125    8,965,832            -             -      -        -   116,381,125     8,965,832
97.015.000-5  SANTANDER                        -            -    9,841,229     8,211,894      -        -     9,841,229     8,211,894
97.036.000-K  SANTIAGO                         -            -            -     9,764,132      -        -             -     9,764,132
Foreign       CREDIT LYONNAIS                  -    2,468,166            -             -      -        -             -     2,468,166
Foreign       MORGAN GUARANTY                  -   61,383,585            -             -      -        -             -    61,383,585
                                   -------------------------------------------------------------------------------------------------
                           Total     136,449,576   82,278,282    9,841,229    30,679,265      -        -   146,290,805   112,957,547
                                   -------------------------------------------------------------------------------------------------
              Capital owed           133,474,948   78,839,957    9,711,590    30,058,565      -        -   143,186,538   108,898,522
                                   =================================================================================================
              Average annual
               interest rate            2.39%        3.86%        0.90%          4.33%        -        -    2.29%         3.99%
------------------------------------------------------------------------------------------------------------------------------------



     Percentage of obligations in foreign currency": 87.76% for 2002 y 62.30% for 2001

     Percentage of obligations in national currency 12.24% for 2002 y 37.70% for 2001

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

15   Long-term obligations with banks and financial institutions:

     Long-term obligations with banks and financial institutions:


------------------------------------------------------------------------------------------------------------------------------------
                                                 Years to maturity for long-term portion
                                      Currency   ---------------------------------------        Long-term                  Long-term
                                          or                                                     portion                    portion
                                      Indexation                                                  as of                      as of
             Bank or Financial          Index     1 to 2         2 to 3          3 to 5          12/31/02                   12/31/01
Taxp. No.    Institution
----------   ------------------       -------------------------------------------------------------------------------  -------------
                                                  ThCh$           ThCh$         ThCh$          ThCh$                         ThCh$
             LOANS IN DOLLARS
79.561.240-8 CHASE MANHATTAN             US$      57,488,800    28,744,400             -    86,233,200  Libor + 0,75%     80,932,043
Foreign      ABN AMRO BANK               US$               -   143,721,999   107,791,500   251,513,499  Libor + 1,125%   134,886,740
97.008.000-7 CITIBANK                    US$       7,718,198     7,718,198     3,859,100    19,295,496  Libor + 0,725%   177,100,619
Foreign      CREDIT LYONNAIS             US$               -             -             -             -                     3,700,169
Foreign      J. P.  MORGAN               US$               -             -             -             -                    60,699,033
Foreign      BANCO EXTERIOR
              DE ESPANA                  US$                                                                               8,430,420

                       SUBTOTAL                   65,206,998   180,184,597   111,650,600   357,042,195      2.57%        465,749,024

             LOANS IN UNIDADES
              DE FOMENTO
97.015.000-5 SANTANDER                    UF      59,525,347             -             -    59,525,347  Tab 90 +  0,75%   69,292,903
97.032.000-8 BANCO BBVA BHIF              UF               -             -             -             -                    14,023,535

                       SUBTOTAL                   59,525,347             -             -    59,525,347      0.90%         83,316,438

             LOANS IN OTHER CURRENCIES
Foreign      MERCOM BANK                  $                -             -             -             -                        46,536

                                                ---------------------------------------------------------------------  -------------
                                TOTAL            124,732,345   180,184,597   111,650,600   416,567,542      2.33%        549,111,998

                                                =====================================================================  =============
---------------------------------------------------------------------------------------------------------------------  -------------

                                                                                                     0
            Percentage of obligations
             in foreign currency:         85.71%  in 2002 and       84.83%  in 2001        357,042,195
            Percentage of obligations
             in national currency         14.29%  in 2002 and       15.17%  in 2001         59,525,347

                                                                                           416,567,542
                                                                                           357,042,195

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

16.  Obligations with the public:

The breakdown of obligations with the public for bond issuance, classified in the short and long-term is as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                       Current    Bond                         Periodicity            Par value
 Registration number                   nominal  readjust-                  ------------------------------------------    Placement
or identification of                   amount     ment  Interest    Final    Interest                                     In Chile
  the instrument         Series        placed     unit     rate   deadline   payment Amortizations  2002       2001      or abroad
------------------------------------------------------------------------------------------------------------------------------------
                                                           %                                        ThCh$        ThCh$
Short-term portionof long-term bonds
   143.27.06.91            E            156,250  U.F.    6.000    Apr.2003  Biannual  Biannual    2,648,222    5,330,441    National
   143.27.06.91            F             71,429  U.F.    6.000    Apr.2016  Biannual  Biannual    1,393,207    1,408,354    National
   177.12.08.94            H (a)        -        U.F.    5.800    Aug.2006  Biannual  Biannual                 8,641,818    National
   177.12.08.94            I            125,000  U.F.    5.500    Aug.2015  Biannual  Biannual    2,268,699    2,283,629    National
   203.23.04.98            J (b)        -        U.F.    6.750    Feb.2010  Biannual  Biannual                 6,084,352    National
   203.23.04.98            K            -        U.F.    6.750    Feb.2020  Biannual  Biannual    1,660,837    1,661,474    National

Issued in New York    Yankee Bonds      -         US$    7.625    Jul.2006  Biannual   Final      6,030,394    4,799,720    Foreign
Issued in New York    Yankee Bonds      -         US$    8.375    Jan.2006  Biannual   Final      5,079,754    5,773,902    Foreign
Issued in Luxemburg  Eurobonos (c)      -        EURO    5.375    Aug.2004  Biannual   Final      2,623,126    2,667,462    Foreign
                                                                                               -------------------------
                                                                                      Totales    21,704,239   38,651,152
                                                                                               =========================
Long-term bonds

   143.27.06.91            E            -        U.F.    6.000    Apr.2003  Biannual  Biannual                 2,617,272    National
   143.27.06.91            F            892,857  U.F.    6.000    Apr.2016  Biannual  Biannual   14,950,107   16,152,307    National
   177.12.08.94            H (a)        -        U.F.    5.800    Aug.2006  Biannual  Biannual                29,313,445    National
   177.12.08.94            I          1,437,500  U.F.    5.500    Aug.2015  Biannual  Biannual   24,069,673   26,172,718    National
   203.23.04.98            J (b)        -        U.F.    6.750    Feb.2010  Biannual  Biannual                37,688,715    National
   203.23.04.98            K          4,000,000  U.F.    6.750    Feb.2020  Biannual  Biannual   66,976,480   67,002,158    National

Issued in New York    Yankee Bonds  200,000,000   US$    7.625    Jul.2006  Biannual   Final    143,722,000  134,886,740    Foreign
Issued in New York    Yankee Bonds  200,000,000   US$    8.375    Jan.2006  Biannual   Final    143,722,000  134,886,740    Foreign
Issued in Luxemburg  Eurobonos (c)  157,800,000  EURO    5.375    Aug.2004  Biannual   Final    118,752,390  119,105,286    Foreign

                                                                                               -------------------------
                                                                                     Total      512,192,650  567,825,381
                                                                                               ==========================
------------------------------------------------------------------------------------------------------------------------------------

(a) During December of 2002, Telefonica CTC Chile prepaid this bond placement, paying the complete capital balance (UF) plus interest accrued to date. This transaction implied recognizing in income the placement expenses for these bonds as well as the higher discount rate for their placement, the amounts involved in each case are ThCh$ 75,738 and ThCh$ 376,314, which are included under "Financial Expenses".

(b) During August of 2002, Telefonica CTC Chile prepaid this bond placement, paying the complete capital balance (UF) plus interest accrued to date. This transaction implied recognizing in income the placement expenses for these bonds as well as the higher discount rate for their placement, the amounts involved in each case are ThCh$ 423,724 and ThCh$ 1,789,383, which are included under "Financial Expenses".

(c) Between June and December of 2002, Telefonica CTC Chile carried out a partial repurchase of 37.6 million euros of his placement. This transaction was carried out at a price of 96.8% par value, which meant a payment of 36.4 million euros, plus interest accrued as of that date on the nominal amount of repurchase. Partial redemption of this bond had a net effect on income of ThCh$ 557.260, due to the lower price paid and the proportional anticipated amortization of expenses related to the placement which has been classified under Financial Income.

17.  Provisions:

     The breakdown of provisions shown in liabilities is as follows:

     ---------------------------------------- ------------------------- -----------------
                                                       2002                      2001
                                                       ThCh$                    ThCh$
     ---------------------------------------- ------------------------- -----------------
     Current                                         9,952,190               15,069,037

     Staff severance indemnities                        90,218                  523,192

     Accrued vacation cost provision                 5,440,631                6,990,961

     Other provisioned benefits                      6,737,658               10,666,069

     Employee benefit advances                     (2,316,317)               (3,111,185)
     ---------------------------------------- ------------------------- -----------------
     Long-term                                      17,257,252               20,485,428
     Staff severance indemnities                    17,257,252               20,485,428
     ---------------------------------------- ------------------------- -----------------
                                      Total         27,209,442               35,554,465
     ---------------------------------------- ------------------------- -----------------


     There were no write off in 2002 and 2001.

18.  Staff severance indemnities:

     The breakdown of the charge to income for staff severance indemnities is as follows:

         ----------------------------------------------------- ----------------- -------------
                                                                        2002           2001
                                                                        ThCh$         ThCh$
         ----------------------------------------------------- ----------------- -------------
         Operating and administration and selling costs               4,049,348     3,803,010
         Other non-operating expenses:                               11,463,596    16,605,183
         ----------------------------------------------------- ----------------- -------------
                                                         Total       15,512,944    20,408,193
         ----------------------------------------------------- ----------------- -------------
         Payments for the year                                     (19,174,094)  (10,481,492)
         ----------------------------------------------------- ----------------- -------------

19.  Minority interest:

     Minority interest includes recognition of the portion of equity and income of subsidiaries belonging to third parties. The breakdown for 2002 and 2001 is as follows:

      -----------------------------------------------------------------------------------------------------------------
                                                  Minority     Minority          Minority               Minority
       Subsidiaries                               Interest     Interest          Interest               Interest
                                                                                Liabilities              Income
                                                    2002         2001        2002       2001        2002       2001
                                                     %            %         ThCh$       ThCh$      ThCh$      ThCh$
      -----------------------------------------------------------------------------------------------------------------
        Soc. Nacional de Procesamiento de
          Datos S.A. (i)                             -          40.01         -       35,695,600   607,665   4,717,129
        Administradora de Telepeajes de Chile
          S.A.                                     19.01        19.01        27,826      (62,073)  (12,206)    (11,148)
        CTC - Transmisiones Regionales S.A.         0.84         0.84       925,774      863,354   109,441     261,808
        Infoera S.A.                                0.01         0.01            (9)          (2)      (13)        (14)
        Fundacion Telefonica                       50.00        50.00       183,447      171,240    12,208     (29,224)
        Tecnonautica S.A.                           0.01         0.01             1         (126)    9,516         (55)
        Comunicaciones Mundiales                    0.34         0.34         5,224        5,282        86          22
                                                                          --------------------------------------------
                                                 TOTAL                    1,142,263   36,673,275   726,697   4,938,518
                                                                          =============================================
      -----------------------------------------------------------------------------------------------------------------

     (i) For 2002, corresponds to participation in income up to August 31, 2002 (see note 2d)

COMPANA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

20.  Shareholders' Equity

     During 2002 and 2001, changes in shareholders' equity accounts are as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                            Accumulated    (Loss)
                                                                                              deficis    Net income     Total
                                         Paid-in   Contributed        Other     Retained    development      for     shareholders'
                                         capital      surplus       reserves    earnings       period      the year      equity
                                        ---------- -------------   ----------   --------   ------------  ----------  --------------
                                          ThCh$         ThCh$         ThCh$        ThCh$        ThCh$       ThCh$        ThCh$
                2002
 -----------------------------------
 Balances as of December 31, 2001      715,017,592   111,177,044   1,536,666    435,806,854   (371,667)   4,111,658   1,267,278,147
 Transfer of 2001 net income to
  retained earnings                              -             -           -      4,111,658          -   (4,111,658)              -
 Final 2001 dividend                             -             -           -     (1,233,497)         -            -      (1,233,497)
 Absorption of accum. deficit
  develop. period susidiaries                    -             -           -       (371,667)   371,667            -               -
 Adjustment of foreign investment
  conversion reserve                             -             -     362,843              -          -            -         362,843
 Price-level restatement                21,450,528     3,335,312      25,227     13,151,868          -            -      37,962,935
 Loss for the year                               -             -           -              -          -  (17,680,376)    (17,680,376)
                                       ===========   ===========   =========    ===========   ========   ==========   =============
 Balance as of December 31, 2002       736,468,120   114,512,356   1,924,736    451,465,216          -  (17,680,376)  1,286,690,052
                                       ===========   ===========   =========    ===========   ========   ==========   =============

                2001
 -----------------------------------

 Balances as of December 31, 2000      693,518,518   107,834,185     897,688    537,191,393   (464,381) 114,023,952)  1,224,953,451
 Transfer of 2000 loss to retained
    earnings                                     -             -           -   (114,023,952)         -  114,023,952               -
 Absorption of accum. deficit develop.
   period subsidiaries                           -             -           -       (464,381)   464,381            -               -
 Adjustment of foreign investment
  conversion reserve                             -             -     611,149              -          -            -         611,149
 Accum. deficit develop.
  period subsidiaries                            -             -           -              -   (371,667)           -        (371,667)
 Price-level restatement                21,499,074     3,342,859      27,829     13,103,794          -            -      37,973,556
 Net income for the year                         -             -           -              -          -    4,111,658       4,111,658
                                       ===========   ===========   =========    ===========   ========   ==========  ==============
 Balance as of December 31, 2001       715,017,592   111,177,044   1,536,666    435,806,854   (371,667)   4,111,658   1,267,278,147
                                       ===========   ===========   =========    ===========   ========   ==========  ==============
 Restated balances as of
   December 31, 2002                   736,468,120   114,512,356   1,582,766    448,881,060   (382,817)   4,235,008   1,305,296,493
                                       ===========   ===========   =========    ===========   ========   ==========  ==============
-----------------------------------------------------------------------------------------------------------------------------------

In accordance with Article 10 of Corporations Law 18,046, restatement of paid-in capital has been incorporated to that account.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

20.  Shareholders' Equity, continued:

(a)  Capital:

     As of December 31, 2002, the Company's paid-in capital is as follows:

              Number of shares:
               ----------------------------------------------------------------------------------------------------------
                                Series                    No. of subscribed    No. of paid shares    No. of shares with
                                                                shares                                 voting rights
               ----------------------------------------------------------------------------------------------------------
                                   A                         873,995,447           873,995,447          873,995,447
                                   B                          83,161,638            83,161,638           83,161,638
               ----------------------------------------------------------------------------------------------------------
              Capital :
               ----------------------------------------------------------------------------------------------------------
                                           Series                                  Subscribed             Paid-in
                                                                                     Capital              Capital
                                                                                      ThCh$                ThCh$
               ----------------------------------------------------------------------------------------------------------
                                             A                                     672,480,822          672,480,822
                                             B                                      63,987,298           63,987,298
               ----------------------------------------------------------------------------------------------------------

       (b)    Shareholder distribution:

              In accordance with Circular No. 792 issued by the Chilean Superintendence of Securities and Insurance, the distribution of shareholders according to their participation in the Company as of December 31, 2002 is as follows:

              --------------------------------------------------------------- ---------------------- --------------------
                                                                               Percentage of Total        Number of
                                                                                    holdings            shareholders
                                   Type of shareholder                                  %
              --------------------------------------------------------------- ---------------------- --------------------
              10% holding or more                                                     63.85                     2
              Less than 10% holding:
                Investment equal to or exceeding UF 200                               35.40                 2,441
                Investment under UF 200                                                0.75                12,258
              --------------------------------------------------------------- ---------------------- --------------------
                                          Total                                      100.00                14,701
              --------------------------------------------------------------- ---------------------- --------------------
              Company controller                                                      43.64                     1
              --------------------------------------------------------------- ---------------------- --------------------

       (c)    Dividends:

              As established in Law No. 18, 046, except otherwise agreed upon at the General Shareholders' Meeting by unanimous vote of the outstanding shares, when there is net income, at least 30% of it should be distributed as dividends.

              On April 5, 2002, the Ordinary Shareholders Meeting was informed of the dividend distribution policy proposed by the Board of Directors for 2002.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

20.  Shareholders' Equity, continued:

(c)  Dividends, continued:

     Distribute for 2002, at least 30% of net income generated in the same year
     - percentage equal to that required by law - by means of a final dividend in May 2003, which will be proposed at the corresponding General Shareholders' Meeting.

     On April 5, 2002, the General Shareholders Meeting agreed to pay a dividend of ThCh$1,233,497 (historical) charged to retained earnings, which was paid on May 15, 2002.

(d)  Other reserves:

     In 1994 the Company set up a reserve for the purchase of Invercom S.A. and Instacom S.A., in 1998 for the purchase of Sonda S.A. and its subsidiaries and since 2001 for the adjustment of Consorcio Telefonica de Brasil Celular Holding .

     -------------------------------------------------------------------------------------------------------
                             Company                  Amount                                   Balance as of
                                             31.12.2001     P.L.R.         Net Movement         31.12.2002
                                                ThCh$        ThCh$           ThCh$                   ThCh$
     -------------------------------------------------------------------------------------------------------
     96.720.710-1    Invercom S.A.                39,813      1,194             -                    41,007
     84.119.600-7    Instacom S.A.                15,268        458             -                    15,726
     83.628.100-4    Sonda S.A.                2,007,627     39,356        (645,317) (1)          1,401,666
     Foreign         Consorcio Telefonica
                     de Brasil Celular
                     Holding                    (526,042)   (15,781)       1,008,160 (1)            466,337
     ------------------------------------------------------------------------------------------------------
                              Total            1,536,666     25,227          362,843              1,924,736
     -------------------------------------------------------------------------------------------------------

     (1) This movement corresponds to the net effect of the adjustment for conversion differences in accordance with Technical Bulletin No. 64 issued by the Chilean Accountants Association


(e)  Accumulated deficit development period of subsidiary:

     The General Ordinary Shareholders' Meeting held on April 5, 2002, approved absorption of the accumulated deficit development period that the Company maintained as of December 31, 2001, for subsidiaries Telefonica Gestion de Servicios Compartidos S.A. and Infoera S.A.

21.  Income and Expenses:

     (a)  Operating income and expenses:

         The breakdown of operating income and expenses is as follows:

      ------------------------------------------------------------------ ------------------------- ---------------
                                                                                  2002                    2001
                                                                                  ThCh$                  ThCh$
      ------------------------------------------------------------------ ------------------------- ---------------
      Operating income
         Income from sale of services                                             786,651,882          858,748,543
         Income from sale of equipment and projects                                76,496,799           61,286,110
      Total Operating income                                                      863,148,681          920,034,653

         Depreciation and amortization                                            261,035,237          255,504,373
         Payroll                                                                   79,566,180          101,149,516
         Cost of long distance services and interconnections                       71,640,922           50,087,726
         Cost of sales of equipment and projects                                   53,852,813           75,260,511
         Allowance for doubtful accounts                                           26,001,066           20,536,073
         Contracts with third parties                                              44,821,608           59,148,432
         Cost of sale of information development                                   13,510,995           30,927,099
         Vehicle, office and equipment rentals                                     11,535,508           11,847,364
         Materials (includes obsolescence provisions)                               6,140,081            5,175,646
         Post rentals                                                               5,438,878            5,601,700
         Telephone directory printings                                              5,048,653            3,634,978
         Others                                                                    23,644,208           28,320,700
       Total operating costs                                                      602,236,149          647,194,118
                                Gross margin                                      260,912,532          272,840,535
      ------------------------------------------------------------------ ------------------------- ---------------

      Depreciation includes ThCh$ 18,022,457 and ThCh$ 13,963,397 in 2002 and 2001, respectively, for capitalized interest.

21.  Income and Expenses continued:

     b)   Other non-operating income:

          The breakdown of non-operating income is as follows:

              ------------------------------------------------------------------- ------------------ --------------
                                                                                        2002               2001
                                                                                       ThCh$              ThCh$
              ------------------------------------------------------------------- ------------------ --------------
              Other Income:
              Damage indemnity and supplier fines                                        -                  37,207
              Gain on sale of shares                                                  1,784,257             -
              Gain on sale of investment                                                 -               1,657,408
              Insurance recovery                                                         -                 240,285
              Gain on sale of property, plant and equipment and sale of                 912,077            404,067
              materials
              Dividends received                                                        172,505             -
              Compensation for early termination of contract with Publiguias             -              11,389,049
              Net gain on sale of participation in subsidiary (a)                     7,874,374             -
              Net gain on sale of Compaq contract                                        -                 466,599
              Administrative services                                                    75,409            879,855
              Extraordinary recovery of written off accounts                            880,778             -
              Others                                                                  1,522,124            497,585
              ------------------------------------------------------------------- ------------------ --------------
                                            Total                                    13,221,524         15,572,055
              ------------------------------------------------------------------- ------------------ --------------

          (a) Corresponds to net gain from selling 25% ownership in Sonda S.A. originated by the difference between the amount received of ThCh$ 27,920,701 (historical) and the investment's book value

21.  Income and Expenses continued:

     (c)  Other non-operating income and expenses:

          The breakdown of other non-operating income and expenses is as follows:

              ---------------------------------------------------------------- ------------------- ----------------
                                                                                     2002                 2001
                                                                                     ThCh$               ThCh$
              ---------------------------------------------------------------- ------------------- ----------------
              Other Expenses:

              Restructuring costs (1)                                              15,224,434           18,961,222
              Lawsuit indemnities and other provisions                              3,115,875            2,086,846
              Depreciation and write off of out of service property, plant          2,002,190            2,169,904
              and equipment (2)
              Extraordinary charges for write off of Mobile business                   -                 5,205,612
              Inventory write off                                                      -                 1,055,502
              Accounts receivable write off                                            -                   157,220
              Charges for non-provisioned taxes                                       278,622              541,089
              Differences in appraisal of mobile services                              -                 3,264,356
              Provision for lower market value - Terra Networks S.A.                7,566,697            3,582,030
              Provision for lower market value of other investments                    -                   384,719
              Tax recovery difference                                                 537,635              -
              Medical costs                                                            -                   403,269
              Others                                                                9,154,494            7,320,270
              ---------------------------------------------------------------- ------------------- ----------------
                                          Total                                    37,879,947           45,132,039
              ---------------------------------------------------------------- ------------------- ----------------

          (1) This amount includes costs related to administrative restructuring plans and the difference in the current value provision of staff severance indemnities and the value paid at the time employees were terminated.

          (2) This caption is made up mainly of depreciation of the cable TV network in La Serena and Concepcion (assets temporarily out of service) not transferred in the sale of subsidiary Multimedia to Cordillera Comunicaciones.

22.  Price-level restatement:

     The breakdown of price-level restatement is as follows:

         --------------------------------------------------------------------------------------------------------------
                      Assets (Charges) Credits                  Indexation          2002                 2001
                                                                                    ThCh$               ThCh$
         --------------------------------------------------------------------------------------------------------------
         Inventories                                              C.P.I.                484,941               946,006
         Prepaid expenses                                         C.P.I.                  5,701               (18,606)
         Prepaid expenses                                          U.F.                  (2,523)                6,257
         Other current assets                                     C.P.I.                902,112             2,535,612
         Other current assets                                      U.F.              (6,648,402)          (16,323,621)
         Short and long-term deferred taxes                       C.P.I.              4,709,485             4,119,481
         Property, plant and equipment                            C.P.I.             60,206,880            67,040,899
         Investments in related companies                         C.P.I.                705,812             1,201,322
         Goodwill                                                 C.P.I.              6,213,231             7,002,195
         Long-term debtors                                        C.P.I.             (4,765,743)             (105,565)
         Long-term debtors                                         U.F.                   3,178            (5,498,967)
         Other long-term assets                                   C.P.I.                891,945               779,402
         Other long-term assets                                    U.F.               9,156,005            10,659,340
         Expense accounts                                         C.P.I.             15,306,543             8,859,413
         --------------------------------------------------------------------------------------------------------------
                            Total Credits                                            87,169,165            81,203,168
         --------------------------------------------------------------------------------------------------------------

         --------------------------------------------------------------------------------------------------------------
            Liabilities - Shareholders' Equity (charges)        Indexation          2002                 2001
                               credits                                              ThCh$               ThCh$
         --------------------------------------------------------------------------------------------------------------
         Short-term obligations                                   C.P.I.               (411,123)             (341,809)
         Short-term obligations                                    U.F.             (18,491,417)          (11,860,218)
         Long-term obligations                                    C.P.I.               (233,572)             (894,415)
         Long-term obligations                                     U.F.             (14,022,076)          (14,083,203)
         Minority interest                                        C.P.I.                  -                (1,174,198)
         Shareholders' Equity                                     C.P.I.            (37,962,935)          (39,112,765)
         Revenue accounts                                         C.P.I.            (22,212,819)          (13,433,390)
         --------------------------------------------------------------------------------------------------------------
                            Total Charges                                           (93,333,942)          (80,899,998)
         --------------------------------------------------------------------------------------------------------------

         -----------------------------------------------------                -----------------------------------------
         (Loss) net income from price-level restatement                              (6,164,777)              303,170
         -----------------------------------------------------                -----------------------------------------

23.  Exchange differences:

     The breakdown of exchange differences is as follows:

       ----------------------------------------------------------------------------------------------------------------
                     Assets (Charges) Credits                    Currency            2002                2001
                                                                                    ThCh$                ThCh$
       ----------------------------------------------------------------------------------------------------------------
       Inventories                                                 US$                    57,604             -
       Other currents assets                                       US$                36,128,754          121,878,775
       Other currents assets                                       EURO                 (246,605)           1,626,247
       Property, plant and equipment                               US$                     1,176               44,644
       Property, plant and equipment                              Other                   -                    (4,444)
       Goodwill                                                    US$                    -                (1,371,913)
       Long-term debtors                                           US$                25,178,673           23,431,937
       Other long-term assets                                      US$                  (289,110)             906,815
       Other long-term assets                                      EURO                  144,762               92,974
       Prepaid expenses                                            US$                        64                6,114
       ----------------------------------------------------------------------------------------------------------------
                           Total Credits                                              60,975,318          146,611,149
       ----------------------------------------------------------------------------------------------------------------

       ----------------------------------------------------------------------------------------------------------------
       Liabilities (charges) credits                             Currency            2002                2001
                                                                                    ThCh$                ThCh$
       ----------------------------------------------------------------------------------------------------------------
       Short-term obligations                                      US$                (3,253,123)         (18,505,711)
       Short-term obligations                                      EURO               10,250,478           (4,999,056)
       Short-term obligations                                       DM                    -                   (33,719)
       Short-term obligations                                     OTHERS                  -                   (81,687)
       Long-term obligations                                       US$               (60,596,743)        (121,622,660)
       Long-term obligations                                       EURO             (10,163,290)              530,492
       Long-term obligations                                        DM                    -                       328
       Long-term obligations                                      OTHERS                  (1,064)             (70,925)
       ----------------------------------------------------------------------------------------------------------------
                           Total Charges                                             (63,763,742)        (144,782,938)
       ----------------------------------------------------------------------------------------------------------------

       -------------------------------------------------------                -----------------------------------------
       (Loss) Net income from exchange differences                                    (2,788,424)           1,828,211
       -------------------------------------------------------                -----------------------------------------

24.  Issuance and placement of share titles and debt titles expense:

     The breakdown of this item is as follows:

     --------------------------------------------------------------------------------------------------------------
                                                                 Short-term                      Long-term
     --------------------------------------------------------------------------------------------------------------
                                                               2002          2001          2002            2001
                                                               ThCh$         ThCh$         ThCh$           ThCh$
     --------------------------------------------------------------------------------------------------------------
     Disbursements made for issuance of bond placement       1,762,067    1,790,109       4,177,432      6,103,671
     Higher discount rate of bonds to be amortized             697,793    1,253,042       4,623,831      7,355,920
     --------------------------------------------------------------------------------------------------------------
                                                             2,459,860    3,043,151       8,801,263     13,459,591
                           Total
     --------------------------------------------------------------------------------------------------------------

     These items are classified in Other Current Assets and Other Long-term Assets, as applicable, and are amortized over the term of the respective bonds, as described in Note 16 "Obligations with the Public".


25.  Cash Flows:

     Financing and investment activities that did not generate cash flows during the year, but that involve future cash flows are as follows

     a) Financing activities: The breakdown of financing activities that involve future cash flows is as follows:

                Loans paid                     - see note 14 and 15
                Obligations with the public    - see note 16

     b) Investment Activities: Investment activities that involve future cash flows are as follows:

              ------------------------------- ------------------ ---------------
                                                 Maturity year       ThCh$
              ------------------------------- ------------------ ---------------
              Other investment income from
                maturity of PRD and Zero:           2005           65,571,937
              ------------------------------- ------------------ ---------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

26.  Derivative Contracts:

     The breakdown of derivative contracts is as follows:

-------------------------------------------------------------------------------------------------------------------------

     TYPE OF    TYPE OF                                                                  PROTECTED ITEM
    DERIVATIVE  CONTRACT   CONTRACT        MATURITY         SPECIFIC         PURCHASE    OR TRANSACTION
                            VALUE          OR EXPIRY          ITEM             SALE      --------------------------------
                                                                             POSITION         NAME               AMOUNT
-------------------------------------------------------------------------------------------------------------------------

       FR         CCPE    181,000,000    I Quart. 2003     Exchange rate         P         Oblig. in US$      181,000,000

       FR         CCPE    160,000,000   II Quart. 2003     Exchange rate         P         Oblig. in US$      160,000,000

       FR         CCPE    175,600,000   III Quart. 2003    Exchange rate         P         Oblig. in US$      175,600,000

       FR         CCPE    249,000,000   IV Quart. 2003     Exchange rate         P         Oblig. in US$      249,000,000

       FR         CCPE    164,800,000    I Quart. 2004     Exchange rate         P         Oblig. in US$      164,800,000

       FR         CCPE     10,000,000   II Quart. 2004     Exchange rate         P         Oblig. in US$       10,000,000

       FR         CCPE     80,000,000   III Quart. 2004    Exchange rate         P         Oblig. in US$       80,000,000

       FR         CCPE     40,000,000   IV Quart. 2004     Exchange rate         P         Oblig. in US$       40,000,000

       FR         CCPE     15,000,000    I Quart. 2005     Exchange rate         P         Oblig. in US$       15,000,000

       FR         CCPE     25,000,000   II Quart. 2005     Exchange rate         P         Oblig. in US$       25,000,000

       FR         CCPE     19,000,000   III Quart. 2006    Exchange rate         P         Oblig. in US$       19,000,000

       FR         CCPE    155,000,000   III Quart. 2004    Exchange rate         P        Oblig. in EURO      155,000,000

       FR         CCPE     13,000,000    I Quart. 2003     Exchange rate         P         Oblig. in US$       13,000,000

       FR         CCPE     22,000,000   II Quart. 2003     Exchange rate         P         Oblig. in US$       22,000,000

       FR         CCPE      4,000,000    I Quart. 2004     Exchange rate         P         Oblig. in US$        4,000,000


Zero Cost Collar  CCTE    347,591,590    I Trim. 2003      Interest rate         P         Oblig. in US$      347,591,590

Zero Cost Collar  CCTE    225,000,000    IV Trim. 2003     Interest rate         P         Oblig. in US$      225,000,000

        S         CCTE    100,000,000   III Trim. 2004     Interest rate         P        Oblig. in EURO      100,000,000
-------------------------------------------------------------------------------------------------------------------------
                                      Total
-------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
                                                         AFFECTED ACCOUNTING ACCOUNTS
     TYPE OF    TYPE OF    VALUE OF       ----------------------------------------------------------------
    DERIVATIVE  CONTRACT  PROTECTED              ASSET/LIABILITY                    EFFECT ON INCOME
                             ITEM         ----------------------------------------------------------------
                              M$            NAME               AMOUNT          REALIZED         UNREALIZED
                                                               ThCh$                              ThCh$
----------------------------------------------------------------------------------------------------------

       FR         CCPE    130,068,410       asset          130,068,410                          4,299,117
                                          liability       (127,725,942)
       FR         CCPE    114,977,600       asset          114,977,600                          7,870,678
                                          liability       (110,810,209)
       FR         CCPE    126,187,916       asset          126,187,916                          2,974,499
                                          liability       (124,834,491)
       FR         CCPE    178,933,890       asset          178,933,890                          8,307,780
                                          liability       (178,117,650)
       FR         CCPE    118,426,928       asset          118,426,928                          3,217,065
                                          liability       (117,553,457)
       FR         CCPE      7,186,100       asset            7,186,100                            422,654
                                          liability         (6,931,889)
       FR         CCPE     57,488,800       asset           57,488,800                          3,615,279
                                          liability        (58,165,148)
       FR         CCPE     28,744,400       asset           28,744,400                          1,398,424
                                          liability        (29,259,813)
       FR         CCPE     10,779,150       asset           10,779,150                            668,509
                                          liability        (11,144,728)
       FR         CCPE     17,965,250       asset           17,965,250                            991,266
                                          liability        (18,744,054)
       FR         CCPE     13,653,590       asset           13,653,590                          1,141,942
                                          liability        (13,382,007)
       FR         CCPE    116,645,250       asset          116,645,250                         12,236,257
                                          liability       (115,672,496)
       FR         CCPE      9,341,930       asset            9,341,930                             39,290
                                          liability         (9,360,340)
       FR         CCPE     15,809,420       asset           15,809,420                            246,430
                                          liability        (15,801,670)
       FR         CCPE      2,874,440       asset            2,874,440                             64,680
                                          liability         (2,875,400)

Zero Cost Collar  CCTE    -                 asset           (1,151,473)      (5,862,433)       (1,151,473)

Zero Cost Collar  CCTE    -                 asset           (1,518,508)      (3,222,729)       (1,518,508)

        S         CCTE    -                 asset              921,679       (1,452,521)          921,679
-----------------------------------------------------------------------------------------------------------
Income to be deferred for exchange
  insurance to be amortized                pasivo           (2,432,895)         997,568          1,361,637
Costs to be deferred for exchange          activo            2,036,110       (3,535,079)       (4,096,940)
  insurance to be amortized
Exchange insurance expired during the year (net)                             29,554,173
-----------------------------------------------------------------------------------------------------------
                                            Total                            16,478,979        43,010,265
-----------------------------------------------------------------------------------------------------------



Types of derivatives:                                                          Type of Contract:
---------------------                                                          -----------------

FR: Forward                                                                    CCPE: Hedge contract for existing items
S : Swap                                                                       CCTE: Hedge contract for expected transactions
                                                                               CI:   Investment contract

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

27.  Contingencies and restrictions:

     a)   Lawsuits:

          (i)  Complaint filed by Profesionales Temporales Ltda (Protempore
               Ltda.):

               On January 2, 1998, the Company was notified of a complaint filed by Protempore Ltda. with the 15th Civil Court of Santiago for cancellation of contract with damage indemnity amounting to ThCh$ 7,885,711

               By sentence dated June 28, 2002, the court rejected all parts of the complaint and damage indemnity filed by Protempore and accepted the counterclaim filed by Telefonica CTC Chile, declaring cancellation of the contracts due to non-compliance by the former, sentencing them to indemnify all payments made by the Company as a consequence of their non-compliance. Protempore filed a motion to vacate and appeal against this sentence, which is underway (Case No. 4958-1997).

          (ii) Complaint filed by VTR Telefonica S.A.:

               On June 30, 2000 VTR Telefonica S.A. filed a complaint in plenary suit for the collection of access charges of Ch$ 2,203 million, based on the differences that would originate when access charge tariffs were reduced. The first instance sentence accepted VTR's complaint and compensation presented by Telefonica CTC. The Company filed a motion to vacate and appeal that is currently underway.

          (iii) Labor lawsuits:

               In the normal course of business of the Company there have been labor lawsuits filed against it.

               To date, among others, there are certain labor lawsuits involving 27 former employees who claim wrongful dismissal. These employees did not sign releases or receive staff severance indemnities. Fist instance sentences have been handed down in two of these lawsuits, accepting the complaint. They have been appealed by the Company. The Company has obtained favorable sentencing in a third lawsuit, with the Supreme Court ratifying a previous verdict by the Court of Appeal of Concepcion which accepted the Company's arguments.

               In addition there are other lawsuits involving 116 former employees who have been paid their staff severance indemnities and have signed their releases, who in spite of having accepted voluntary retirement plans or having been terminated due to the Company's needs, intend to obtain a declaration of nullity. Of these lawsuits, two have been decided in favor of the Company, rejecting the nullity.

               Certain syndicates have filed complaints before the Santiago Labor Courts, requesting indemnity for various concepts.

          (iv) Complaint from the Regional Metropolitan Customs
               Directorate(Direccion Regional de Aduanas Metropolitanas):

               The Regional Direction of Metropolitan Customs filed charges against the Telefonica Movil S.A. subsidiary for certain regulatory infractions in importing telecommunications equipment, amounting to a total of US$ 5,070,649.44. In this respect we should note that it is the opinion of management and legal counsel, that the loss contingency in relation to the original estimation has been reduced by 90%, since should the first verdict be confirmed, the charges filed and regulatory infractions claimed could not be determined for an amount exceeding 10% of the indicated amounts.

               In Management's opinion and that of internal legal counsel, the risk of the Company being ordered to pay indemnities in the amounts claimed in the above mentioned lawsuits mentioned previously is remote. Management considers it improbable that the Company's revenues and shareholders' equity will be significantly affected by these loss contingencies. Therefore no provision has been set up in relation to the indemnities claimed.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

27.  Contingencies and restrictions, continued:

          (v)  Complaint against the Chilean Government:

               Telefonica CTC Chile continued its efforts to have illegalities incurred in the drafting of Decree 187 which set its rates corrected. We emphasize the presentation of an administrative replacement recourse. Subsequent to the negative response from the Authority, Telefonica CTC Chile filed an indemnity complaint against the Government for illegalities incurred in the rates setting process.

               The complaint was for US$274 million, plus readjustments and interest, and covers past and future damages until May 2004, due to having to charge lower rates than those that should legally have been set.

               The Third Civil Court of Santiago accepted the complaint, and notified the Government. Once the answer from the Government had been received, as well as its defense arguments with which the discussion period ends, the Court of Justice dictated the writ of evidence, setting the pertinent, substantial and disputed evidence. To date the complaint is at the evidence stage, during which Telefonica CTC Chile has provided abundant testimonial evidence.

     b)   Financial restrictions:

          In order to develop its investment plans, the Company has obtained financing both from the local market and the foreign market (Notes 14, 15 and 16), that establish among others: maximum debt clauses for the Company, interest and cash flow coverage.

          The maximum debt ratio for these contracts is 1.60, therefore the interest coverage ratio cannot be less than 3.00 and, lastly, the cash flows ratio must be equal to or exceed 0.166.

          Non compliance with these clauses implies that all obligations assumed in those financing contracts will become due.

          As of December 31, 2002 the Company meets all financial restrictions.

     c)   Certificates of deposit for frequencies awarded to Telefonica Movil.

          On July 18, 2002 three 10 Mhz frequencies on the 1,900 Mhz band were put out to tender. Telefonica Movil de Chile was awarded two frequencies (20 Mhz) for UF 544,521 equivalent to US$ 12.8 million. Therefore, Telefonica Movil de Chile has had to issue bank certificates of deposit in favor of the Telecommunications Subsecretary for amounts similar to those indicated.

     d)   Contracts with Sonda S.A.

          In September 2002, Telefonica CTC Chile through its subsidiary Telefonica Empresas, sold and transferred 25% ownership of Sonda S.A. to Inversiones Pacifico Limitada and Inversiones Santa Isabel Limitada, companies related to Mr. Andres Navarro. Additionally the Company signed an agreement with Inversiones Santa Isabel Limitada, which grants various rights and obligations to both parties in the sales option for the remaining 35% of Sonda, which are detailed in note 2d.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

27.  Contingencies and restrictions, continued:

     e)   PCS-1900 network project contract:

          During 2002, subsidiary Telefonica Movil de Chile S.A. has signed contracts outlining the PCS 1900 network project for approximately ThUS$ 53,000.

28.  Third party guarantees:

     a)   Purchase of VTR L.D. S.A.

          In relation to the purchase of VTR L.D. S.A. (CTC Globus S.A.), VTR S.A. (in which Telefonica CTC Chile S.A. does not participate), declared that regarding any contingency that originated before the purchase and sale contract (dated October 14, 1998) and that was not declared at that time, it shall be solely and exclusively responsible for paying it up to an approximate amount of US$10 million, granting guarantees to cover said contingencies. Those guarantees expired on December 27, 2001.

          On December 26, 2001 the parties renewed the guarantees in the amount of US$ 2.5 million, expiring on December 27, 2003.

          On June 14, 2002, the parties signed a release which meant a payment on the part of VTR S.A. amounting to US$ 2 million.

     b)   Commitment to sell ownership in Sonda S.A.

          Inversiones Santa Isabel Limitada, signed an agreement with Telefonica Empresas that give it a sales option for 35% of Sonda (as described in note 2d). To guarantee faithful and timely compliance with the obligations derived from the option contract, Inversiones Santa Isabel Limitada issued bank certificates of deposit in favor of Telefonica Empresas in the sum of UF 1,983,185. These certificates of deposit will remain in custody until August 26, 2003 and must be renewed within the following 20 days for the total amount of UF 2,003,260, keeping in mind that they must be on sight and renewed with maturity dates as of September 26, 2004. Subsequently, during September 2004 they must once again be renewed until Sept 26, 2005 for a total value of UF 2,048,885 with an execution procedure similar to the one previously described.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

29.  National and Foreign Currency:

     The breakdown of national and foreign currency is as follows:

            Description                             Currency             2002                   2001
                                                                         ThCh$                  ThCh$
--------------------------------------------------------------------------------------------------------
 Total current assets:                                                446,383,805            657,216,445

      Cash                                      Non-indexed Ch$        16,417,174             17,036,117
                                                Dollars                   184,746              2,062,812
                                                Euros                     240,082                224,780
      Time deposits                             Indexed Ch$               262,647                597,708
                                                Non-indexed Ch$                 -              9,602,704
                                                Dollars                 2,155,830              1,166,580
      Marketable securities                     Indexed Ch$             9,597,515             16,364,277
                                                Non-indexed Ch$         1,642,578              7,233,154
                                                Dollars                65,571,937             33,011,385
                                                Otras Monedas                   -              3,609,237
      Notes and accounts receivable  (a)        Indexed Ch$             5,782,448              5,386,896
                                                Non-indexed Ch$       231,918,363            280,607,284
                                                Dollars                         -              5,989,137
      Notes and accounts receivable
        from related companies                  Non-indexed Ch$         5,334,521              5,496,519
                                                Dollars                11,779,407                 84,878
      Other current assets           (b)        Indexed Ch$(b)         52,046,849             61,478,278
                                                Non-indexed Ch$        27,180,879            176,363,107
                                                Dollars                15,651,379             30,435,549
                                                Euros                     617,450                466,043

 Total property, plant and equipment:                               1,939,043,734          2,124,008,809
       Property, plant and equipment
        and accumulated depreciation            Indexed Ch$         1,939,043,734          2,121,842,859
                                                Dollars                         -              2,165,950

 Total other long-term assets                                         302,945,766            309,075,559
      Investment in related companies           Indexed Ch$            42,455,138             16,313,598
      Investment in other companies             Indexed Ch$                 3,816                 10,561
                                                Dolares                         -                674,433
      Goodwill                                  Indexed Ch$           179,404,553            210,069,277
      Other long-term assets       (c)          Indexed Ch$            49,870,178             35,638,892
                                                Non-indexed Ch$         6,470,955             22,942,072
                                                Dollars                24,422,775             22,649,988
                                                Euros                     318,351                776,738
--------------------------------------------------------------------------------------------------------
            Total assets                                            2,688,373,305          3,090,300,813
--------------------------------------------------------------------------------------------------------
                                Indexed Ch$                         2,278,466,878          2,467,702,346
                                Non-indexed Ch$                       288,964,470            519,280,957
                                Dollars                               119,766,074             98,240,712
                                Euros                                   1,175,883              1,467,561
                                Otras Monedas                                   -              3,609,237
-----------------------------------------------------------------------------------------------------------------------------------

(a) Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Other Receivables.

(b) Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.

(c) Includes the following balance sheet accounts:Long-term Debtors, Notes and Accounts Receivable from Related Companies, Intangibles, Amortization and Others.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

29.  National and foreign currency, continued

     The breakdown of current liabilities is as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                                                                              Up to 90 days
                                                                     ----------------------------------------------------------

                        DESCRIPTION                    Currency                  2002                          2001
                                                                     ----------------------------------------------------------
                                                                                        Average                      Average
                                                                        Amount           annual        Amount         annual
                                                                                       interest                      interest
                                                                         ThCh$             %           ThCh$            %
-------------------------------------------------------------------------------------------------------------------------------
Short-term obligations with banks and
     financial institutions                      Indexed Ch$                    -          -         11,960,365        5.97
                                                 Dollars                        -          -            181,423        4.50
Short-term portion of obligations with
     banks and financial institutions            Indexed Ch$              114,586          -         28,026,165        4.36
                                                 Dollars               24,798,977        2.30        10,682,048        4.08

Obligations with the public (bonds)              Indexed Ch$                    -          -          5,233,246        6.75
                                                 Dollars               11,110,148          -         10,573,622          -
                                                 Euros                          -          -                  -          -
Long-term obligations maturing
     within a year                               Indexed Ch$              428,856        8.95           593,750        9.40
Notes and accounts payable to related parties    Indexed Ch$                    -          -         10,523,562          -
                                                 Non-indexed Ch$        8,992,723          -            260,597          -
                                                 Dollars                        -          -            297,835          -
Other current liabilities                 (d)    Indexed Ch$            1,666,936          -         15,113,635          -
                                                 Non-indexed Ch$      180,983,741          -        222,716,033          -
                                                 Dollars                5,621,194          -         15,425,707          -
-------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                             233,717,161          -        331,587,988          -
-------------------------------------------------------------------------------------------------------------------------------

Subtotal  by currency                            Indexed Ch$            2,210,378          -         71,450,723          -
                                                 Non-indexed Ch$      189,976,464          -        222,976,630          -
                                                 Dollars               41,530,319          -         37,160,635          -
                                                 Euros                          -          -                  -          -
-------------------------------------------------------------------------------------------------------------------------------

(d)  Includes the following balance sheet accounts: Dividends payable, Accounts payable, Notes payable, Other Creditors,
     Provisions, Withholdings, Unearned Income and Other Current Assets.

-------------------------------------------------------------------------------------------------------------------------------
                                                                                        90 days up to 1 year
                                                                     -------------------------------------------------------

                        DESCRIPTION                    Currency                   2002                          2001
                                                                     -------------------------------------------------------
                                                                                        Average                     Average
                                                                            Amount       annual         Amount       annual
                                                                                        interest                    interest
                                                                            ThCh$          %           ThCh$           %
----------------------------------------------------------------------------------------------------------------------------
Short-term obligations with banks and
     financial institutions                      Indexed Ch$                9,191,446      0.78        8,510,325     5.39
                                                 Dollars                            -        -                 -      -
Short-term portion of obligations with
     banks and financial institutions            Indexed Ch$                9,726,643      0.90        2,653,101     3.99
                                                 Dollars                  111,650,599      2.40       71,596,233     3.70

Obligations with the public (bonds)              Indexed Ch$                7,970,964      5.78       20,176,822     6.75
                                                 Dollars                            -        -                 -      -
                                                 Euros                      2,623,127        -         2,667,462      -
Long-term obligations maturing
     within a year                               Indexed Ch$                   60,903      8.89          548,822     8.51
Notes and accounts payable to related parties    Indexed Ch$                        -        -                 -      -
                                                 Non-indexed Ch$            2,983,473        -                 -      -
                                                 Dollars                            -        -         6,490,631     3.00
Other current liabilities                 (d)    Indexed Ch$                  388,567        -        21,837,585      -
                                                 Non-indexed Ch$            1,108,166        -        24,892,864      -
                                                 Dollars                            -        -           371,618      -
----------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                 145,703,888        -        59,745,463      -
----------------------------------------------------------------------------------------------------------------------------

Subtotal  by currency                            Indexed Ch$               27,338,523        -        53,726,655      -
                                                 Non-indexed Ch$            4,091,639        -        24,892,864      -
                                                 Dollars                  111,650,599        -        78,458,482      -
                                                 Euros                      2,623,127        -         2,667,462      -
----------------------------------------------------------------------------------------------------------------------------

(d)  Includes the following balance sheet accounts: Dividends payable, Accounts payable, Notes payable, Other Creditors,
     Provisions, Withholdings, Unearned Income and Other Current Assets.

                                   ----------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

29.  National and foreign currency, continued

     The breakdown of long-term liabilities for 2002 is as follows:

     ---------------------------------------------------------------------------------------------------------------------
                                                                              1 to 3 years                3 to 5 years
                                                                       ------------------------     ----------------------
                                                                                  2002                        2002
                                                                        -----------------------     ----------------------
                                                                                        Average                   Average
                                                                                        annual                     annual
                                                                                       interest                   interest
                                                                            Amount       rate          Amount       rate
                                                                        ------------   --------     -----------   --------
                                                                            ThCh$          %           ThCh$          %
     LONG-TERM LIABILITIES

       Obligations with banks and
            financial institutions               Indexed Ch$              59,525,347      0.52      111,650,600      2.38
                                                 Dollars                 245,391,595      2.73                -         -
       Obligations with the public  (bonds)      Indexed Ch$               7,339,142      5.78        9,368,733      5.85
                                                 Dollars                           -         -      287,444,000      8.00
                                                 Euros                   118,752,390      5.38                -         -
       Other long-term liabilities          (e)  Indexed Ch$              19,913,201         -        5,595,102         -
                                                 Non-indexed Ch$           3,132,239         -          444,293         -
                                                 Dolares                  24,214,112      3.00                -         -

     ---------------------------------------------------------------------------------------------------------------------
     TOTAL LONG-TERM LIABILITIES                                         478,268,026         -      414,502,728         -
     ---------------------------------------------------------------------------------------------------------------------

     Subtotal by currency                        Indexed Ch$              86,777,690         -      126,614,435         -
                                                 Non-indexed Ch$           3,132,239         -          444,293         -
                                                 Dollars                 269,605,707         -      287,444,000         -
                                                 Euro                    118,752,390         -                -         -

         -----------------------------------------------------------------------------------------------------------------

     ----------------------------------------------------------------------------------------------------------------
                                                                          5 to 10 years            over 10 years
                                                                       ---------------------    ---------------------
                                                                               2002                     2002
                                                                       ---------------------    ---------------------
                                                                                    Average                 Average
                                                                                     annual                  annual
                                                                                    interest                interest
                                                                          Amount      rate       Amount       rate
                                                                       ----------   --------    ---------   --------
                                                                          ThCh$         %         ThCh$         %
     LONG-TERM LIABILITIES

       Obligations with banks and
            financial institutions               Indexed Ch$                    -        -              -         -
                                                 Dollars                        -        -              -         -
       Obligations with the public  (bonds)      Indexed Ch$           32,301,289     6.17      6,987,096      6.57
                                                 Dollars                        -        -              -        -
                                                 Euros                          -        -              -        -
       Other long-term liabilities          (e)  Indexed Ch$            8,041,989        -     11,305,189        -
                                                 Non-indexed Ch$        1,094,840        -     18,618,784        -
                                                 Dolares                        -        -              -        -

     ----------------------------------------------------------------------------------------------------------------
     TOTAL LONG-TERM LIABILITIES                                       41,438,118        -     86,911,069        -
     ----------------------------------------------------------------------------------------------------------------

     Subtotal by currency                        Indexed Ch$           40,343,278        -      68,292,285       -
                                                 Non-indexed Ch$        1,094,840        -      18,618,784       -
                                                 Dollars                        -        -               -       -
                                                 Euro                           -        -               -       -

         ------------------------------------------------------------------------------------------------------------

     The breakdown of long-term liabilities for 2001 is the following:

     ---------------------------------------------------------------------------------------------------------------------
                                                                              1 to 3 years                3 to 5 years
                                                                       ------------------------     ----------------------
                                                                                  2002                        2002
                                                                        -----------------------     ----------------------
                                                                                        Average                   Average
                                                                                        annual                     annual
                                                                                       interest                   interest
                                                                            Amount       rate          Amount       rate
                                                                        ------------   --------     -----------   --------
                                                                            ThCh$          %           ThCh$          %
     LONG-TERM LIABILITIES

       Obligations with banks and
            financial institutions               Indexed Ch$             79,559,340      3.57         3,757,097      4.39
                                                 Dollars                224,577,206      3.47       215,818,784      3.21
                                                 Otras Monedas               13,489         -            33,048         -
       Obligations with the public  (bonds)      Indexed Ch$             36,125,603      6.05        30,970,371      6.12
                                                 Dollars                          -         -       269,773,480      8.00
                                                 Euros                  119,105,286      5.38                 -         -
       Other long-term liabilities           (e) Indexed Ch$             36,492,392      7.60         4,580,110         -
                                                 Non-indexed Ch$         13,371,687         -         6,594,459         -
                                                 Dolares                 25,534,900         -             7,419         -
                                                 Dollars
     ---------------------------------------------------------------------------------------------------------------------
     TOTAL LONG-TERM LIABILITIES                                        534,779,903        -        531,534,768         -
     ---------------------------------------------------------------------------------------------------------------------

     Subtotal by currency                        Indexed Ch$            152,177,335        -         39,307,578         -
                                                 Non-indexed Ch$         13,371,687        -          6,594,459         -
                                                 Dolares                250,112,106        -        485,599,683         -
                                                 Euros                  119,105,286        -                  -         -
                                                 Otras Monedas               13,489        -             33,048         -
--------------------------------------------------------------------------------------------------------------------------

     ---------------------------------------------------------------------------------------------------------------------
                                                                              5 to 10 years              mas de 10 anos
                                                                       ------------------------     ----------------------
                                                                                  2002                        2001
                                                                        -----------------------     ----------------------
                                                                                        Average                     Tasa
                                                                                        annual                     interes
                                                                                       interest                   promedio
                                                                            Amount       rate           Monto       anual
                                                                        ------------   --------     -----------   --------
                                                                            ThCh$          %           ThCh$          %
     LONG-TERM LIABILITIES

       Obligations with banks and
            financial institutions               Indexed Ch$                     -         -                  -          -
                                                 Dollars                25,353,034      4.29                  -          -
                                                 Otras Monedas                   0         -                  -          -
       Obligations with the public  (bonds)      Indexed Ch$            47,243,395      6.35         64,607,246       6.51
                                                 Dollars                         -         -                  -          -
                                                 Euros                           -         -                  -          -
       Other long-term liabilities           (e) Indexed Ch$            14,087,233         -         17,190,372          -
                                                 Non-indexed Ch$         6,488,558         -         15,713,085          -
                                                 Dolares                         -         -                  -          -
                                                 Dollars
     -----------------------------------------------------------------------------------------------------------------------
     TOTAL LONG-TERM LIABILITIES                                        93,172,220         -         97,510,703          -
     -----------------------------------------------------------------------------------------------------------------------

     Subtotal by currency                        Indexed Ch$            61,330,628         -         81,797,618          -
                                                 Non-indexed Ch$         6,488,557         -         15,713,085          -
                                                 Dolares                25,353,035         -                  -          -
                                                 Euros                           -         -                  -          -
                                                 Otras Monedas                   -         -                  -          -
----------------------------------------------------------------------------------------------------------------------------

(e)  Includes the following balance sheet accounts: Notes and accounts payable to related companies, Other Long-term
     Creditors, Long-term Provisions, Long-term Deferred Taxes, Other Long-term Liabilities.

                                                                             49

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

30.  Sanctions:

     Neither the Company, nor its Directors and Managers have been sanctioned by the "Superintendencia de Valores y Seguros" or any other administrative authority during this year.

31.  Subsequent Events:

a)   VTR access charges lawsuit

     On January 20, 2003, the Sixth Court of Appeals decided not to accept the protection recourse filed by the Company against Resolution 1726 dictated by the Undersecretary of Telecommunications on October 2, 2002.

     In this resolution, the Undersecretary of Telecommunications stated that the Company had to pay VTR, the debt for interconnection access charges set since the publication of the rate decree on June 25, 2002.

     The Company shall appeal the resolution of the Court of Appeals in the Supreme Court, notwithstanding other necessary actions and recourses to obtain compliance with the "interconnection agreement".

b)   Labor Lawsuit SINATE and other against CTC

     On January 22, the Court of Appeals dictated sentence rejecting the executive complaint filed by Intercompany Syndicates SINATE, V Region No. 1 and Profesionales against the Company, where they request payment of ThCh$ 7,500,000 for incentive contemplated in Clause 4.4 of the collective contract dated June 1998.

     The verdict accepted the exceptions presented by the Company, additionally establishing that the syndicates do not have the nature of creditors in the obligation that they were attempting to enforce, nor do they have a right to receive the remuneration of their members. Both facts reaffirm the Company's stance in the rest of the ordinary lawsuits in respect to this matter.

     The Syndicates have 5 days from the date of resolution to appeal to the Supreme Court.

c) In the period from January 1 to January 27, 2003 there have been no other subsequent events, except for those mentioned that significantly affect the financial statements.

32.  Environment:

     In management's opinion and in the opinion of their internal legal counsel, the nature of the Company's operations does not directly or indirectly affect the environment, therefore, as of the closing date of these financial statements no resources have been committed or payments made for non-compliance of municipal ordinances or of those of other overseeing organizations.

33.  Accounts payable:

     The breakdown of the accounts payable balance is as follows:

  ------------------------------------------------------------------------------
                                              2002                      2001
                                              ThCh$                     ThCh$
  ------------------------------------------------------------------------------
  Suppliers
          National                             94,984,787           118,292,020
          Foreign                               8,195,753            19,503,572
  Carrier service
          Nationals                            11,438,418            20,451,153
          Foreign                                       -             1,079,083
  Level of progress provision                  35,267,682            45,851,627
  ------------------------------------------------------------------------------
                                  Total       149,886,640           205,177,455
  ------------------------------------------------------------------------------







Alejandro Espinoza Querol                                   Claudio Munoz Zuniga
    General Accountant                                         General Manager

                                                                         Item 2




         COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES









            ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
                               DECEMBER 31, 2002

                               TABLE OF CONTENTS


1.   Highlights............................................................... 3

2.   Volume Statistics, Property, Plant and Equipment and Statement
     of Income................................................................ 8

3.   Analysis of results for the year

     3.1  Operating Income................................................... 10
     3.2  Non-operating income............................................... 12
     3.3  Net Income for the Year............................................ 12

4.   Business Results by Area................................................ 12

5.   Statement of Cash Flows................................................. 15

6.   Financial Indicators.................................................... 16

7.   Indication of main differences between market or economic value and book value of the Company's assets.................................. 17

8.   Regulatory Issues....................................................... 17

9.   Market analysis, competition and relative participation................. 20

10.  Market Risk Analysis.................................................... 24

1.   HIGHLIGHTS

     Results for the Year and Business Figures for the Company

     As of December 31, 2002, Telefonica CTC Chile recorded a consolidated net loss of Ch$ 17,680 million, which compares with net income of Ch$ 4,235 million obtained as of December 31, of the previous year. This year net income was especially affected by an extraordinary charge of Ch$15,224 million derived from the restructuring plan at the end of October of 2002, as well as by a decrease of Ch$7,567 million in the value of Terra Networks shares.

     At an operating level, the main effects affecting Telefonica CTC Chile's income in 2002 were given mainly by the drop in operating income from the activities of Sonda, the subsequent deconsolidation of this subsidiary as of the financial statements as of September 2002, and the decrease in income derived from the new contract signed with Publiguias in August of 2001.

     After excluding the effects of Sonda and Publiguias on operating income for 2001 and 2002, as detailed below, revenues increased by 0.7% in relation to the previous year, whereas operating income grew by 7.7%, which translated into an operating margin of 16.1%, with a growth of 1.0 percentage point in comparison to the margin of 15.1% obtained the previous year.

                           Adjusted Operating Income
                           -------------------------

                                       2001          2002      % Variation
                                       ----          ----      -----------

          Revenues                   790,057       795,681         0.7%
          Costs                     (432,402)     (412,261)       -4.7%
          EBITDA                     357,655       383,420         7.2%
          Depreciation              (238,487)     (255,031)        6.9%
          Operating Income           119,168       128,389         7.7%

     Including the effects of Sonda and Publiguias, consolidated operating income for 2002 reached Ch$ 130,498 million, decreasing by 7.8% in relation to the previous year. With this, the operating margin reached 15.1%.

     Consolidated revenues present a decrease of 6.2%, influenced by a 44.8% decrease in the revenues of Sonda(1), less income from Publiguias, and a 5.1% decrease in revenues from Basic Telephone service; compensated by a 12.4% growth in mobile telephone revenues and a 19.2% growth in corporate communications. Operating costs decreased by 5.9% mainly due to lower Sonda costs, and a decrease in payroll and goods and services expenses, reflecting, among other aspects, the positive effect of cost containment and materialization of the personnel restructuring processes of June 2001 and October 2002.

     Non-operating income shows a similar level to the previous year, mainly due to a drop in financial expenses associated to a lower level of debt load and improved financing conditions. Additionally, the process of personnel reduction in 2002 translated into a lower non-operating charge in relation to the personnel reduction process in 2001. The above was mainly compensated by a higher charge in

------------
(1) In addition to the negative tendency of Sonda's results, this company contributed to the corporation's revenues only up until August 2002. As of that date Telefonica CTC Chile decreased its participation in that company to 35%, recognizing its income using the equity method under non-operating income.

     relation to the previous year derived from the lower market trading value of Terra Networks and higher price-level restatement charges derived partly from the devaluation of Sonda's investments in Argentina and Brazil.

     Regarding business operating figures, as of December 31, 2002, fixed telephone lines in service of Telefonica CTC Chile reached 2,686,695, showing a decrease of 1.3% in relation to 2001. Customers of the mobile service reached 1,849,283 with a growth of 17.8% compared to 2001. The long distance business presented a drop in traffic of 10.3% in domestic long distance (DLD) and a growth of 5.2% in outgoing international long distance (ILD), reaching 717 million minutes and 66 million minutes, respectively, as of December 31, 2002. ATM links for corporate customers increased by 8.5% whereas IP links grew by 31.0%.

     As of December 31, 2002, the corporation's staff reached 4,571 employees. This figure does not include Sonda's staff, due to the selling of participation in that subsidiary. With this, employees as of December 31, 2002 show a 40.8% decrease in respect to December 2001 (17.9% when excluding Sonda employees in 2001).

     Corporate Restructuring

     On October 28, 2002, Telefonica CTC Chile reorganized its business structure. The purpose of this restructuring is to confront the strong and accelerated changes that are occurring in the telecommunications industry.

     The main element of the new structure is a stronger focus on the customer. Along this line, the reorganization consists mainly in that the Company began operating with three business units: General Consumers and Small Businesses; Corporations (which includes the business of subsidiary Telefonica Data), and Mobile Communications. To support these units are the areas of Customer Management, responsible for distribution and commercialization of products throughout the country, Corporate Network Management, responsible for infrastructure and technical maintenance and "T-gestiona", responsible for shared administration and support services.

     This reorganization implied a reduction of approximately 1,070 employees of Telefonica CTC Chile and its subsidiaries. The financial impact of this restructuring affecting the Company's non-operating income reached Ch$15,224 million as of December 31, 2002.

     Regulatory Issues

     During 2001, Telefonica CTC Chile requested elimination of rate distortions that prevented it from competing under equal conditions with other telecommunications companies. In this area, the Company presented requests for flexibility of local rates to the public, on the one hand and on the other hand the simultaneous and symmetric setting of access charges to all local telephone companies. For these purposes the Company requested from the authorities approval of alternative tariff plans to Decree No.
     187. In this respect, the Ministry of Transport and Telecommunications and of Economy, Development and Reconstruction approved, by Decree No. 455 dated 2002, the structure, rate levels and formulas for indexation of rates of Alternative Tariff Plans for Very High Usage and High Usage. Furthermore, Subtel authorized the Company to offer prepaid telephone services in low income segments.

     Additionally, Telefonica CTC Chile continued its efforts to achieve correction of illegalities that were incurred in Decree No. 187, which set its rates, trought the presentation of a request to modify the tariff decree. In this regard, and confronted with a negative response from the authorities, Telefonica CTC

     Chile S.A. presented a lawsuit for damages against the State of Chile for illegalities incurred in the process of setting rates.

     The lawsuit for US$274 million, plus readjustments and interest, covers damages due to having to charge lower rates than those that should have legally been set.

     Telefonica CTC Chile has continued participating in improving technical regulations. Worth noting is the recent promulgation of modifications to the Fundamental Technical Numbering Plans, Signaling Plans and Telephone Transmission Plans.

     Likewise, Telefonica CTC Chile participated preparing concrete proposals regarding the "Navigation Letter" (formerly White Book (Libro Blanco)), promoted by the Undersecretary of Telecommunications.

     Tender Process for PCS Mobile Spectrum

     On July 18 a tender was held for three 10 Mhz frequencies in the 1,900 Mhz band. Telefonica Movil Chile was awarded two frequencies (20 Mhz) for a total of UF 544,521 equivalent to US$12,8 million.

     Collective Negotiation Process

     During the second quarter of 2002, the Company carried out the collective negotiation process with the non-executive employees of CTC S.A. and its Subsidiaries, excluding Sonda S.A.

     As of June 30, collective contracts were signed with unions which extended the benefits agreed upon to 1,330 employees, achieving agreements subsequent to that, with another 331 employees, totaling 1,661 employees. Notwithstanding, on July 1 a total of 3,445 employees began a legal strike, which ended on July 29, 2002, with the application of Article 369 of the Labor Code by the unions. This article allows employees to freeze the same conditions of the labor contract prior to the collective negotiation for a period of 18 months.

     It should be noted that employees on legal strike did not receive payment for the 28 days which they did not work, nor the bonus for ending negotiations which was paid to each employee that reached an agreement with the Company (the bonus amounted to Ch$1.3 million per person).

     Sale of 25% of Sonda

     On September 26, 2002, Telefonica CTC Chile S.A. through its subsidiary Telefonica Empresas signed an agreement to sell 25% of its ownership in Sonda S.A. for Ch$27,921 million (approximately US$37.5 million), paid in cash.

     Through this agreement, Inversiones Pacifico II Limitada purchased 11% of Sonda and Inversiones Santa Isabel Limitada purchased 14%. Both companies are related to Mr. Andres Navarro H. In this manner company control was transferred to Andres Navarro, while Telefonica CTC Chile kept the remaining 35% ownership through its subsidiary Telefonica Empresas.

     Additionally, the Company signed an agreement with Inversiones Santa Isabel, in which Telefonica Empresas obtained a put option for its 35% of Sonda, which can be exercised in July of 2005, at the book value of the investment as of June 30, 2005, plus a premium of UF142,021 (approx. US$3.1 million), with a minimum value of UF2,048,885 (approx. US$45.2 million).

     Should Telefonica Empresas not exercise the above mentioned option, in August 2005 Santa Isabel has a call option for the 35% of Sonda owned by Telefonica Empresas, under the same conditions mentioned above. Santa Isabel can exercise its call option in advance in July 2003, at book value on June 30, 2003 plus a premium of UF 96,000 (approx. US$2.1 million), with a minimum price of UF1,983,185 (approx. US$43.8 million), or in July 2004, at book value as of June 30, 2004 plus a premium of UF 119,000 (approx. US$2.6 million), with a minimum price of UF2,003,260 (approx. US$44.2 million). To guarantee payment of this minimum value, Santa Isabel gave Telefonica Empresas a performance bond issued by banks.

     Accounting Impact of the Transaction

     As a result of this transaction, Telefonica CTC Chile recorded the following extraordinary charges during the third quarter of 2002:

     o Extraordinary net income of Ch$7,748 million (historical), as a result of the sale of 25% of Sonda at a price that was higher than book value.

     o An extraordinary one-time charge to income of $8,884 million (historical), for the proportional goodwill cost of 25% of Sonda, which was being amortized over a period of 7 years.

     Since as of December 31, 2002 Telefonica CTC Chile does not have a controlling interest in Sonda, or control over the administration of that company, the financial statements of the Company reflect consolidation with the Sonda subsidiary until August 31, 2002, and as of September 2002, 35% of Sonda's net income is recognized as equity value.

     The Company will continue to amortize goodwill for the remaining 35% ownership of Sonda. Goodwill pending amortization as of December 31, 2002 amounts to approximately Ch$11,561 million and is being amortized discounting the UF142,021 (approx. US$3.1 million) premium until June 2005. Should Andres Navarro exercise his call option in advance, it will mean recognizing a one-time charge to income of approximately Ch$9,000 million in case that option is exercised in July 2003, or approximately Ch$5,600 million if the option is exercised in July 2004. Should the option be exercised in July 2005, the Company believes it will not significantly affect income.

     Argentina Effect and Devaluation in Brazil

     Due to the effects of the economic and financial instability in Argentina, as of the last quarter of 2001, and considering the dispositions from the Chilean Superintendencia de Valores y Seguros (Securities and Excharge Commission) regarding investments of Chilean companies in that country, Telefonica CTC Chile through its participation in Sonda has continued devaluating the investments maintained in Argentina, in accordance with the new conversion and price of the Argentine peso in relation to the US dollar. The effect of this conversion has caused Sonda S.A. to recognize a decrease in income of Ch$859 million in 2002.

     Likewise, due to the devaluation of the Brazilian currency, Sonda S.A. recognized in its results the effect of a decrease in the value of investments in that country, situation which had an impact on income of Ch$470 million as of December 31, 2002.

     Financial Debt Decrease

     Telefonica CTC Chile continues to improve its debt level through amortization of loans, renegotiation of rates and terms of current loans and also through global lower rates in the economy. As of December 31, 2002, interest-bearing debt reached US$1,550.1 million, reflecting a decrease of 19.9% compared to the nominal interest-bearing debt of US$1,934.9 million recorded as of December 31, 2001. The decrease in the levels of debt together with improved financing conditions in turn had the effect of lowering financial expenses in 2002.

     Effect of Decreased Value of Terra Networks Shares

     The decreased value of Terra Networks shares on the international market had a negative impact on valuation of the investment in shares that Telefonica Mundo has in that company. This meant recognizing Ch$7,567 million in non-operating income in 2002. Likewise, the previous year, the effect was Ch$3,582 million.

2.   VOLUME STATISTICS, PROPERTY, PLANT AND EQUIPMENT AND STATEMENTS OF INCOME

                                  TABLE No. 1
                               VOLUME STATISTICS

     ======================================================================================================
                                                         DECEMBER        DECEMBER             VARIATION
                      DESCRIPTION                          2001            2002           Q             %
     ------------------------------------------------------------------------------------------------------
     Lines in Service at Year End                        2,723,310       2,686,695     (36,615)      -1.3%
     ------------------------------------------------------------------------------------------------------
     Total Average Lines in Service                      2,736,633       2,732,208      (4,425)      -0.2%
     ------------------------------------------------------------------------------------------------------
     Local Calls (millions) (1)                              5,437           5,110        (327)      -6.0%
     ------------------------------------------------------------------------------------------------------
     Inter-primary DLD Minutes (2) (thousands)           3,040,929       3,035,641      (5,288)      -0.2%
     ------------------------------------------------------------------------------------------------------
     Total ILD Minutes (3) (thousands)                   2,232,085       2,024,691    (207,394)      -9.3%
     ------------------------------------------------------------------------------------------------------
              ILD Minutes Outgoing (incl. Internet)      1,963,388       1,715,588    (247,800)     -12.6%
     ------------------------------------------------------------------------------------------------------
              ILD Minutes Incoming                         268,697         309,103      40,406       15.0%
     ------------------------------------------------------------------------------------------------------
     Line Connections                                      330,619         340,419       9,800        3.0%
     ------------------------------------------------------------------------------------------------------
     ADSL Connections in service                            14,808          54,163      39,355      265.8%
     ------------------------------------------------------------------------------------------------------
     Mobile Telephone Customers                          1,570,087       1,849,283     279,196       17.8%
     ------------------------------------------------------------------------------------------------------
     Permanent Personnel Telefonica CTC Chile                3,223           2,540        (683)     -21.2%
     ------------------------------------------------------------------------------------------------------
     Permanent Personnel Subsidiaries                        4,497           2,031      (2,466)     -54.8%
     ------------------------------------------------------------------------------------------------------
     Total Corporate Personnel                               7,720           4,571      (3,149)     -40.8%
     ======================================================================================================

1.   Does not include calls from public phones owned by the Company.

2. DLD: Domestic Long Distance. Corresponds to all outgoing traffic of primary areas attended by Telefonica CTC Chile, including the traffic of 188 Telefonica Mundo and Globus 120, for which access fees are charged.

3. ILD: International Long Distance. Corresponds to all outgoing and incoming international calls of primary areas attended by Telefonica CTC Chile, including the traffic of 188 Telefonica Mundo and Globus 120, for which access fees are charged.


                                  TABLE No. 2
                 CONSOLIDATED NET PROPERTY, PLANT AND EQUIPMENT
                (Figures in millions of pesos as of 31.12.2002)

     =====================================================================================================
                                                         DECEMBER       DECEMBER            VARIATION
                    DESCRIPTION                            2001           2002          MCh$            %
     -----------------------------------------------------------------------------------------------------
     Land, Infrastructure, Machinery and Equipment        3,694,955      3,772,606      77,651        2.1%
     and Others
     -----------------------------------------------------------------------------------------------------
     Projects and Works in Progress                         223,209        135,303     (87,906)     -39.4%
     -----------------------------------------------------------------------------------------------------
     Accumulated depreciation                            (1,794,155)    (1,968,865)   (174,710)       9.7%
     -----------------------------------------------------------------------------------------------------
     NET PROPERTY, PLANT & EQUIPMENT                      2,124,009      1,939,044    (184,965)      -8.7%
     =====================================================================================================

                                  TABLE No. 3
                CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
                     ENDED AS OF DECEMBER 31, 2002 AND 2001
                (Figures in millions of pesos as of 31.12.2002)

    ================================================================================================================
                                                                                              VARIATION (2002/2001)
          DESCRIPTION                                      Jan - Dec          Jan - Dec     ------------------------
                                                              2001              2002           MCh$             %
    ----------------------------------------------------------------------------------------------------------------
    Local Telephone Service                                 412,467            381,227       (31,240)         -7.6%
       Basic Telephone Service                              339,579            322,140       (17,439)         -5.1%
          Fixed Charge                                      164,094            158,733        (5,361)         -3.3%
          Variable Charge                                   167,464            156,447       (11,017)         -6.6%
          Connections and Other Installations                 8,021              6,960        (1,061)        -13.2%

       Access Charges and Interconnections (1)               24,267             23,265        (1,002)         -4.1%
          Domestic Long Distance                              9,215              9,436           221           2.4%
          International Long Distance                         4,402              3,513          (889)        -20.2%
          Other Charges and Interconnection Services         10,650             10,316          (334)         -3.1%

       Directory Advertising                                 18,130              4,844       (13,286)        -73.3%

       Other Local Telephone Services                        30,491             30,978           487           1.6%
          Value Added Services                               17,473             17,163          (310)         -1.8%
          Commercialization of Equipment                      7,388              4,967        (2,421)        -32.8%
          Other Services                                      5,630              8,848         3,218          57.2%

    Long Distance (3)                                        81,900             74,731        (7,169)         -8.8%
          Domestic Long Distance                             36,017             32,936        (3,081)         -8.6%
          International Service                              31,088             28,048        (3,040)         -9.8%
          Rental of network                                  14,795             13,747        (1,048)         -7.1%

    Mobile Communications                                   184,173            206,932        22,759          12.4%
          Mobile Communications                             102,955            120,894        17,939          17.4%
          CPP Interconnection (2)                            81,218             86,038         4,820           5.9%

    Corporate Communications                                 72,335             86,206        13,871          19.2%
          Equipment Sales and Rental, Network Sales          19,579             24,501         4,922          25.1%
          Private Services                                   52,756             61,705         8,949          17.0%

    Other Businesses                                        169,160            114,053       (55,107)        -32.6%
          Information Services                              112,828             62,322       (50,506)        -44.8%
          Public Telephones                                  16,056             12,078        (3,978)        -24.8%
          ITI Maintenance and Equipment Sales                26,371             28,243         1,872           7.1%
          Other Income (*)                                   13,905             11,410        (2,495)        -17.9%

    ----------------------------------------------------------------------------------------------------------------
    TOTAL OPERATING REVENUES                                920,035            863,149       (56,886)         -6.2%
    ----------------------------------------------------------------------------------------------------------------

    OPERATING COSTS                                        (647,195)          (602,236)       44,959          -6.9%
          Salaries                                         (101,149)           (79,566)       21,583         -21.3%
          Depreciation                                     (255,504)          (261,035)       (5,531)          2.2%
          Other Operating Costs                            (290,542)          (261,635)       28,907          -9.9%
    ADMINISTRATION AND SELLING COSTS                       (131,364)          (130,415)          949          -0.7%
    ----------------------------------------------------------------------------------------------------------------

    TOTAL OPERATING COSTS                                  (778,559)          (732,651)       45,908          -5.9%
    ----------------------------------------------------------------------------------------------------------------

    OPERATING INCOME                                        141,476            130,498       (10,978)         -7.8%
    ----------------------------------------------------------------------------------------------------------------
          Financial Income                                   18,743             16,691        (2,052)        -10.9%
          Other Non-operating Income                         15,572             13,222        (2,350)        -15.1%
          Income from Investment in Related Companies  (4)      612              2,355         1,743         284.8%
          Financial Expenses                                (96,255)           (81,472)       14,783         -15.4%
          Amortization of Goodwill                          (16,211)           (24,662)       (8,451)         52.1%
          Other Non-operating Expenses                      (45,132)           (37,880)        7,252         -16.1%
          Monetary Correction                                 2,131             (8,953)      (11,084)          c.s.
    ----------------------------------------------------------------------------------------------------------------

    NON-OPERATING INCOME                                   (120,540)          (120,699)         (159)          0.1%
    ----------------------------------------------------------------------------------------------------------------

    INCOME BEFORE INCOME TAX                                 20,936              9,799       (11,137)        -53.2%
    ----------------------------------------------------------------------------------------------------------------
          Taxes                                             (11,769)           (26,717)      (14,948)        127.0%
          Minority Interest                                  (4,938)              (762)        4,176         -84.6%
          Amortization of Negative Goodwill                       6                  -            (6)       -100.0%
    ----------------------------------------------------------------------------------------------------------------

    NET INCOME                                                4,235            (17,680)      (21,915)          c.s.
    ================================================================================================================

(*) Includes income from Telemergencia, Isapre, T Gestiona, Telepeajes, Tecnonautica, Infoera, Infochile, Todocuenta and Comunicaciones Empresariales.

(1) Due to accounting consolidation does not include access charges of188 Mundo Telefonica and Globus.

(2)  Corresponds to income recorded in Telefonica Movil.

(3) ILD and DLD services are no longer subject to rate regulation by Resolution No. 515 issued by the Antitrust Commission on April 22, 1998.

(4) For the purposes of a comparative analysis, participation in income from investments in related companies is shown net (net income/losses). For comparative purposes certain types of income have been reclassified for 2001.

3.   ANALYSIS OF RESULTS FOR THE YEAR

     3.1  OPERATING INCOME

     As of December 31, 2002, operating income reached Ch$130,498 million, which represents a decrease of 7.8% in comparison to the previous year.

     Operating Revenues

     Operating revenues for the period reached Ch$863,149 million showing a decrease of 6.2% in relation to 2001. This decrease incorporates the effects of the 44.8% drop in the revenues of subsidiary Sonda, as well as the new contract with Publiguias. Isolating both these effects, operating income increased by 0.7% in 2002 in relation to the previous year.

     This variation was mainly originated by: (i) a 19.2% growth in revenues from corporate communications, and (ii) a 12.4% growth in revenues from mobile services. The above was compensated by: (i) a decrease of 5.1% in revenues from basic telephone service; (ii) a decrease of 8.8% in long-distance revenues, and (iii) a drop of 24.8% in revenues from public telephones.

     Revenues from Local Telephone Service: Revenues from Basic Telephone Service decreased by 5.1% in respect to the previous year. The variation experienced by this revenues is mainly derived from: (i) the 3.3% decrease in the level of fixed charge corresponding to the fixed monthly charge for network connections; (ii) revenues from variable charge which decreased by 6.6% in respect to the previous year, due to a reduction of 0.2% in the number of average lines in service, to the drop in traffic per line and due to a change in the composition of traffic between the local tranche and local measured service. Together with this, in May 2002 these rates were reduced by 1% in accordance to the current Decree.

     Consolidated revenues from access charges and interconnections decreased by 4.1%, mainly due to the drop in international and domestic interconnection traffic of 9.3% and 0.2%, respectively.

     Revenues from Directory Advertising decreased by 73.3%, due to the new contract signed between Telefonica CTC Chile and Publiguias as of the second half of 2001, which terminated the previous contract in advance.

     Long Distance: Revenues from these services decreased by 8.8% in comparison to 2001, due to a decrease in DLD and ILD revenues. These were influenced also by less revenues from international business. Billed DLD and ILD traffic shows a drop of 10.3% and an increase of 2.2%, respectively.

     It should be noted that in June of 2001, 188 Mundo Telefonica launched the Mundo Movil plan directed at cellular telephone users, consisting in a fixed monthly charge (Ch$ 2,990) and a single rate per minute for international long distance plus the variable cellular charge. Additionally, in November the Papa Contento plan was launched, which allows customers to control long distance calls and calls to cellular telephones. In June 2002 the Mundo a Llamada Local plan was launched in order to massify the use of ILD service with cellular and fixed line users.

     Mobile Communications: Total revenue from this business increased by 12.4% in relation to 2001, mainly due to the 22.5% growth experienced in the average mobile customer base, partially offset by the drop in average revenue per subscriber, and a higher level of prepaid customers in relation to contract customers. It should be noted that these revenues include regulated calling party pays revenues for incoming traffic to mobile telephones.

     Corporate Communications: This business revenue shows a 19.2 % increase in respect to the previous year, due to the growth in services to corporations. Thus, ATM and IP links showed a growth of 8.5% and 31.0%, respectively. Additionally, the growth in Broad Band and ISP services contributed positively to the increased revenue from these services.

     Information Services: This revenue reflects a drop of 44.8%, basically explained by a decrease in revenues from Sonda subsidiaries abroad, and because as of September, due to the sale of part of the Company's participation in Sonda, they are no longer consolidated in Telefonica CTC Chile.

     Public Telephones: This revenue decreased by 24.8% in the year, mainly due to a decrease in the traffic generating less revenues from the use of this service.

     Other Operating Income: This revenue reached Ch$11,410 million in 2002, showing a drop of 17.9% in relation to 2001. This revenue incorporates, among others, revenue that the startup of subsidiaries T-Gestiona and Telemergencia are starting to generate.

     Operating Costs

     Operating costs of Ch$732,651 million for the period decreased by 5.9% compared to 2001.

     This decrease is mainly explained by a 21.3% decrease in salaries costs, reflecting the savings effect of the workforce reduction carried out by the Company in June 2001 and October 2002. Depreciation increased by 2.2% due mainly to the operation of the Corporation's new assets. Other operating costs dropped by 9.9% due to lower mobile telephone subscriber acquisition cost (SAC), information development costs, contracts with third parties and savings derived from the cost containment policy that the Company has implemented on a continuous and sustained basis during the last few years.

     Administration and selling costs dropped by 0.7% compared to the previous year, mainly due to salary savings related to the Company's personnel reduction and due to savings arising from the Company's cost containment policy. This decrease was partly compensated by the new outsourcing contract signed with IBM as of the fourth quarter of 2001. Previously these services were provided by the Company's information services business (Sonda).

     It should be noted that 2002 costs have been influenced by decreased costs due to the drop in revenues from Sonda and due to deconsolidation of that company in the Corporation's results as of September 2002.


     3.2  NON-OPERATING INCOME

     Non-operating income obtained in 2002 shows a loss of Ch$120,699 million, figure that is similar to the non-operating income in 2001. The variation in non-operating income is broken down as follows:

     Financial income shows a drop of 10.9%, mainly due to lower national and international interest rates and less available funds, destined to decrease the Corporation's financial debt.

     Financial expenses decreased by 15.4% in 2002, mainly associated to lower interest-bearing debt, renegotiation of rates for current loans and a drop in market interest rates.

     Other non-operating expenses decreased by 16.1%, derived mainly from lower expenses associated to the personnel reduction plan in 2002 in relation to expenses incurred for this same concept in 2001. Also influencing this decrease are fewer extraordinary charges arising from the mobile business. The above has been compensated in part by higher charges in 2002 due to the drop in the trading market value of the shares of Terra Networks.

     Monetary Correction recorded a loss of Ch$8,953 million, figure that partly reflects the effects of devaluation of the investments of Sonda in Argentina and Brazil. It should be noted, that a 100% hedge has been maintained for exchange rate variations and 81% for interest rate variation. The Company's exchange rate (peso-dollar) hedge policy in great measure was able to neutralize the effects of the exchange rate variations in 2001 and 2002.


     3.3  NET RESULT FOR THE YEAR

     The net result showed a loss of Ch$17,680 million, in comparison with net income of Ch$4,235 million recorded the previous year. The result obtained in the year derives from the 7.8% decrease in operating income, the 0.1% increase in non-operating loss and from higher taxes of Ch$14,948 million recorded in 2002 compared to the previous year. During this year, net income was especially affected by an extraordinary charge of Ch$ 15,224 million derived from the restructuring plan at end of October 2002, as well as a decrease of Ch$ 7,567 million in the value of Terra Networks shares.


4.   RESULTS BY BUSINESS AREAS

     Local Telephone Business: Presented a net loss of Ch$52,162 million in the year, situation that represents an increase of Ch$33,668 million in the loss with respect to the previous year. Operating income decreased by 33.6% due in part to lower revenues from changes in the contract with Publiguias.

     Long Distance Business: Presents net income of Ch$19,397 million, a 37.9% decrease in relation to the previous year. This variation is composed of a drop of 23.3% in operating income and an increase of 31.5% in non-operating loss.

     Corporate Communications Business: This business contributed net income of Ch$16,793 million in the year, whereas in 2001 it recorded net income of Ch$11,660 million. The growth derives from increased revenues attributable to the growth in services and customers, translating into a better operating margin for this business.

     Mobile Business: The mobile business contributed net income of Ch$3,899 million in 2002, which allows it to record, after a few years, positive results. The contribution to this result is derived from both operating and non-operating growth.

     Other Businesses: Composed mainly of Sonda S.A. information services, and public telephone services and installations and maintenance of basic telephone equipment. These businesses as a whole generated a net loss of Ch$5,608 million and operating income of Ch $5,507 million for the year, whereas in the previous year they recorded net income of Ch $6,354 million and operating income of Ch$23.205 million.

     The following table shows the contribution of each business area to the corporate results:

                          INCOME AND COSTS BY BUSINESS
                        AS OF DECEMBER 31, 2001 AND 2002
                 (Figures in millions of pesos as of 31.12.02)

-----------------------------------------------------------------------------------------------------------------------------------
                                      Local             Corporate         Long Distance            Mobile              Others
                                                     Communications
                               Jan-Dec   Jan-Dec   Jan-Dec    Jan-Dec   Jan-Dec   Jan-Dec    Jan-Dec   Jan-Dec   Jan-Dec   Jan-Dec
                                 2001      2002      2001       2002      2001      2002       2001      2002      2001      2002
-----------------------------------------------------------------------------------------------------------------------------------
Operating Revenue              459,583   428,512    99,049    131,814   114,416    99,856    192,408   215,483   215,538   138,147
   Revenue                     412,468   379,470    72,335     86,206    81,901    74,732    184,172   206,932   169,158   115,809
   Intercompany Transfers       47,115    49,042    26,714     45,609    32,515    25,124      8,236     8,552    46,380    22,337

Operating Expenses            (386,872) (380,205)  (86,088)  (111,325)  (68,974)  (65,024)  (205,480) (198,927) (192,333) (132,640)
   Salaries                    (65,190)  (54,900)  (16,257)   (14,519)   (6,659)   (6,427)   (13,642)  (13,597)  (40,615)  (25,532)
   Depreciation               (165,254) (172,570)  (10,236)   (11,055)   (8,979)   (9,796)   (44,407)  (50,996)  (26,383)  (16,947)
   Goods and Services          (81,871)  (93,206)  (28,502)   (36,325)  (39,571)  (35,976)  (136,467) (124,538)  (94,526)  (66,265)
   Intercompany Transfers      (74,557)  (59,529)  (31,092)   (49,426)  (13,764)  (12,824)   (10,964)   (9,796)  (30,810)  (23,896)

Operating Income                72,711    48,307    12,961     20,490    45,443    34,832    (13,072)   16,556    23,205     5,507

Non-operating Income and
  Expenses
   Financial Expenses          (93,443)  (81,947)     (272)      (456)     (528)     (221)     1,643     2,205    (3,655)   (1,054)
   Other Income and Expenses    (6,767)  (24,524)     (390)    (1,108)   (5,884)   (8,141)    (9,509)   (1,836)   (1,735)   (3,616)
   Intercompany Transfers       16,882    23,101      (971)       268    (1,868)   (2,528)   (12,337)  (12,369)   (1,478)   (3,665)

Non-operating Income           (83,328)  (83,370)   (1,632)    (1,297)   (8,280)  (10,890)   (20,204)  (12,000)   (6,868)   (8,336)

-----------------------------------------------------------------------------------------------------------------------------------
EBITDA (*)                     248,081   219,454    21,836     30,703    46,670    33,959      9,489    53,347    46,374    15,172
-----------------------------------------------------------------------------------------------------------------------------------

Taxes and Others                (7,878)  (17,099)      331     (2,399)   (5,905)   (4,545)     6,733      (658)   (9,982)   (2,779)

Income After Taxes             (18,494)  (52,162)   11,660     16,793    31,258    19,397    (26,543)    3,899     6,354    (5,608)
-----------------------------------------------------------------------------------------------------------------------------------

(*) EBITDA: Earnings before interest, taxes, depreciation, amortization and extraordinary items.


                     GRAPH OF NET INCOME (LOSS) BY BUSINESS
                        (As of December 31 of each year)
                  (Figures in millions of pesos as of 12.31.02


[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIALS.]

                           Corporate
                Local   Communications    Long Distance     Mobile     Others

Dec 2001      (18,494)      11,660           31,258        (26,543)     6,354
Dec 2002      (52,162)      16,793           19,397          3,899     (5,608)

5.   STATEMENT OF CASH FLOWS


                                  TABLE No. 4
                            CONSOLIDATED CASH FLOWS
                (Figures in millions of pesos as of 31.12.2002)

     =======================================================================================================

                   DESCRIPTION                         JAN - DEC       JAN - DEC             VARIATION
                                                          2001            2002           MCh$           %
     -------------------------------------------------------------------------------------------------------
     Cash flows from operating activities                356,286         324,595       (31,691)       -8.9%
     -------------------------------------------------------------------------------------------------------

     Cash flows from financing activities               (248,144)       (253,915)       (5,771)        2.3%

     -------------------------------------------------------------------------------------------------------

     Cash flows from investment activities              (151,928)       (134,417)       17,511       -11.5%

     -------------------------------------------------------------------------------------------------------

     Effect of inflation on cash and cash                 (5,502)         (2,244)        3,258       -59.2%
     equivalents
     -------------------------------------------------------------------------------------------------------

     Net change in cash and cash equivalents for         (49,289)        (65,982)      (16,693)       33.9%
     the year
     =======================================================================================================

     The Ch$65,892 million negative variation in cash flows for 2002 compared to the Ch$49,289 million negative variation in 2001, is mainly due to lower cash flows from operating activities, together with increased cash flows for amortization and prepayments destined to decrease the interest-bearing debt of Telefonica CTC Chile during the period from January to December 2002 in comparison to the same period in the previous year. The decrease in cash flows was compensated in part by a decrease in cash flows destined to investment activities.

6.   FINANCIAL INDICATORS

                                  TABLE No. 5
                       CONSOLIDATED FINANCIAL INDICATORS

      -----------------------------------------------------------------------------------------------------

                                DESCRIPTION                                 JAN - DEC          JAN - DEC
                                                                               2001               2002
      -----------------------------------------------------------------------------------------------------
                              LIQUIDITY RATIO

      Current Liquidity                                                       1.34               1.18
      -----------------
      (Current Assets/Current Liabilities)

      Acid Ratio                                                              0.19               0.25
      ----------
      (Most liquid assets/Current Liabilities)
      -----------------------------------------------------------------------------------------------------

                                DEBT RATIOS

      Leverage Ratio
      --------------
      (Total Liabilities/Shareholders' Equity)                                1.30               1.09

      Long-term Debt Ratio
      --------------------
      (Long-term Liabilities/Total Liabilities)                               0.72               0.73

      Interest Coverage
      -----------------
      (Income Before Taxes and Interest / Financial Expenses)                 1.02               0.92
      -----------------------------------------------------------------------------------------------------

               PROFITABILITY RATIOS AND NET INCOME PER SHARE

      Operating Margin                                                       15.4%              15.1%
      ----------------
      (Operating Income/Operating Revenues)

      Operating Income Return                                                 6.4%               6.1%
      -----------------------
      (Operating Income/Net Property, Plant and Equipment (1))

      Net Income per Share                                                  Ch$ 4.4            -Ch$18.5
      --------------------
      (Net Income / Amount of average paid shares each year)

      Return on Equity                                                        0.3%              -1.4%
      -----------------
      (Net Result/Average shareholders' equity)

      Return on Assets                                                        0.14%             -0.61%
      -----------------
      (Net Result/Average assets)

      Operating Assets Yield                                                  0.20%             -0.87%
      -----------------------
      (Net Result/Average operating assets (2))

      Dividends Return                                                        N.A.               0.1%
      ----------------
      (Dividends paid (3)/ Market Price per Share)
      -----------------------------------------------------------------------------------------------------

                            ACTIVITY INDICATORS

      Total Assets                                                       MCh$ 3,090,301     MCh$ 2,688,373
      ------------
      Sale of Assets                                                     MCh$     4,888     MCh$ 21,576
      --------------
      Investments in other companies and property, plant and equipment   MCh$   201,503     MCh$ 146,376
      ----------------------------------------------------------------

      Inventory Turnover                                                      2.5                2.6
      ------------------
      (Cost of Sales/Average Inventory)

      Inventory Permanence                                                    143                140
      --------------------
      (Average Inventory/Cost of sales times 360 days)
      =====================================================================================================

     (1)  Figures at the beginning of the year, restated.

     (2)  Property, plant and equipment are considered operating assets

     (3)  Telefonica CTC Chile did not pay any dividends in 2001

     From the previous table, we emphasize the following:

     The decrease in the liquidity ratio derives from a better working capital position given by a decrease in current assets (accounts receivable and financial investments) and lower levels of accounts payable and other current liabilities. Likewise, the debt ratio decreased due to lower levels of financial liabilities in relation to January - December 2001.


7. EXPLANATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND THE BOOK VALUE OF THE COMPANY'S ASSETS

     Due to market inaccuracies regarding the assets of the sector, there is no economic or market value that can be compared to the respective accounting values. However, there are certain buildings with a book value of zero or close to zero, which have a market value, which compared to the book value is not significant in respect to the Company's assets taken as a whole.

     In relation to other assets, such as marketable securities (shares and promissory notes) with a referential market value, the corresponding provisions have been set up, when the market value is less than the book value.

8.   REGULATORY ISSUES

     Fixed Telephony Tariff Decree

     Decree No. 187 is in effect as of May 5, 1999. It establishes maximum rates for Telefonica CTC Chile for local telephone services and interconnection services for a period of five years, which expires on May 4, 2004.

     The main services subject to regulation of rates are: Telephone Line Service (formerly Fixed Charge), Local Measured Service, Local Tranche, Access Charges, Communications Service from Public Telephones and Network Unbundling Services.

     Mobile Telephone Tariff Decree

     Decree No. 97 is in effect as of February 12, 1999. It establishes maximum rates for Telefonica Movil for interconnection services, including Mobile Access Charge, for a period of five years, which expires on February 12, 2004.

     Since the expiration of the five-year period of current regulated rates is nearing, on January 10, 2003, Telefonica Movil presented its Technical Economic Basis Proposal to the Undersecretary of Telecommunications, beginning the process of setting the rates for the 2004-2009 period.

     Network Unbundling and Other Services

     Tariff Decree No. 187 dated 1999 established rates for the following unbunbled network services: last mile, connection of last mile, housing in local switches, adaptation of pipes and chambers for the installation of cables of other telecommunications operators, point-to-point connection between central switches, DSL facilities and resale of lines.

     Based on the regulation, Telefonica CTC Chile launched its commercial offer for these services. At 2002 year-end, 13 contracts with 7 companies have been signed in light of this offer providing unbundled network services. (see www.ctc.cl/desagregacion).

     Request to Deregulate Local Rates to the Public

     On January 18, 2001, Telefonica CTC Chile presented a request to deregulate local telephone rates to the public to the Antitrust Resolutive Commission (Comision Resolutiva Antimonopolios). According to Article 29 of the General Telecommunications Law, the Resolutive Commission is exclusively authorized to qualify telecommunications services subject to tariff regulation; qualification that the Commission itself must modify when they consider that the conditions are present to tariff liberalization.

     On July 11 the Antitrust Resolutive Commission (Comision Resolutiva Antimonopolio) in Resolution No. 611, rejected the request for liberalization presented by Telefonica CTC Chile declaring that the existing market conditions still do not merit such liberty throughout the country. Notwithstanding, they assigned the National Economic Supervisor (Fiscal Nacional Economico) to maintain special vigilance on the market's evolution to detect in a timely manner changes that merit establishing freedom of rates in certain geographic areas for certain services.

     Additionally they resolved that Telefonica CTC Chile can request from the authorities administrative acts complementary to Tariff Decree No. 187 allowing differentiation of rates based on costs, within each rate area, for user categories based on volume.

     Based on this possibility, during the second half of 2001 the Company presented a proposal to Subtel for alternate tariff plans by customer category. The Ministries of Transport and Telecommunications and Economy, Development and Reconstruction approved the structure, rate levels and rate indexation formulas of the Alternative Rate Plans for Very High Usage, and High Usage, in Decree No. 455, dated 2002. Additionally, Subtel authorized the use of the prepayment method for telephone services in low income segments.

     Request to Set Symmetric and Simultaneous Access Charges

     On March 30, 2001, Telefonica CTC Chile filed a petition with the Resolutive Commission requesting a review of the access charges regime for local companies. This petition was based on: (i) competitive distortions introduced by the asymmetries prevailing in the market between the access charges of local companies, and (ii) the fact that as of that date only Telefonica CTC Chile, Telefonica del Sur and Telefonica Coyhaique had fixed access charges.

     Telefonica CTC Chile requested that local company access charges should be symmetrical within the same area and that they should be simultaneously set for all companies.

     On April 3, 2001 the Resolutive Commission declared itself incompetent resolving that Telefonica CTC Chile should go before the corresponding authority, the Undersecretary of Telecommunications.

     On April 10, 2001, the Company presented the request to set symmetrical and simultaneous access rates to the Undersecretary of Telecommunications, which to date has not responded. However, the Ministries set the rates for access charges and other interconnection services for VTR Telefonica S.A. establishing maximum access charges higher than those set for Telefonica CTC Chile. Currently, the process of setting access charges for Telesat S.A. and CMET SACI is underway.

     Request for Administrative Action to Correct Decree No. 187

     On October 31, 2001, Telefonica CTC Chile filed an administrative motion for reconsideration before the Ministries of Transport and Telecommunications and Economy, Development and Reconstruction, to obtain correction of the following errors in Decree No. 187, dated 1999: mathematical error in determining the Telephone Line Service rate; illegal application of the depreciation method to determine tax cost; failure to consider the cost of telephone directories; reduction of investments due to efficient location of switching centers; application of the same non-payment rate for local telephone service as for calling party pays service; and failure to scale the rates for access charges and local tranche.

     On November 16, 2001, the Ministries requested from the General Controller of the Republic a formal prior pronouncement regarding the lawfulness and need to correct the errors - should they be proven, based on the corresponding technical - economic and legal criteria, and the administrative acts that should be dictated for that purpose.

     The response from the General Controller dated December 10, 2001, stated that the Ministries had the right and duty to rectify Decree No. 187, subject to the following conditions:

-    That there are legal defects or that it was based on incorrect estimates.
- That the defects or irregularities contained in it must be of a magnitude or relevance such that they justify the invalidation and corresponding rectification of the decree.
- That these defects or irregularities must be evidenced in order that there is no doubt regarding their existence. For this purpose, the Administration must undertake a full study of the information.
- That eventual rectification cannot affect the rights that have been previously correctly incorporated to the equity of third parties in good faith.
- Such rectification would have to be made in a decree subject to review and approval.

     By joint official letter the Ministries responded to the request to correct the errors in Decree No. 187, stating that having evaluated in detail, only the feasibility and timing of the petition, considering the circumstances and the prudence that must guide public acts, they had decided to reject the request for rectification of Decree No. 187 by administrative means.

     Lawsuit Against the State of Chile

     Upon extinguishing the administrative instances to correct the illegalities involved in the tariff setting, Telefonica CTC Chile S.A. filed a lawsuit for damages against the State of Chile.

     The lawsuit for US$274 million, plus readjustments and interest, covers past and future damages until May 2004, resulting from having to charge lower rates than those that should legally have been set.

     The Third Civil Court of Santiago accepted the complaint, and notified the State. Once the answer from the State had been received, as well as the answer and rejoinder with which the discussion period ends, the Court dictated the writ of evidence, setting the pertinent, substantial and disputed evidence, which initiated the presentation of evidence stage, in which witnesses for the plaintiff and for the State have testified.

     Assignment of Frequencies in 1,900 MHz for Mobile Telephony

     On May 31, 2001, four companies, among them Telefonica Movil, presented offers to participate in the

     Public Tender to grant three concessions to provide mobile telephone service to the public on the 1,900 MHz band. A tie was declared between Telefonica Movil, Bellsouth and Smartcom for the three frequencies put out to tender, since the difference was less than 2 points.

     On September 6, 2001 Subtel issued the report on observations made by the bidders involved in the Public Tender, excluding Smartcom S.A. for non compliance with the Public Tender Documents. Smartcom appealed to the General Controller of the Republic to void the exclusion from the Public Tender decreed by the Undersecretary of Telecommunications for non-compliance with the Tender Documents. Subsequently the General Controller of the Republic voided the exclusion from the Public Tender, ordering Subtel to incorporate Smartcom in the process.

     Due to the above, Bellsouth filed a protective petition against the General Controller of the Republic before the Santiago Court of Appeals. Telefonica Movil made itself a party to this petition.

     The Court of Appeals accepted the protective petition presented by Bellsouth, voiding the resolution of the General Controller of the Republic who ordered the Undersecretary of Telecommunications to incorporate Smartcom in the public tender to award three 1900 MHz mobile telephone service concessions.

     Smartcom and the State Defense Council (Consejo de Defensa del Estado), appealed before the Supreme Court against the sentence of the Court of Appeals. Telefonica Movil S.A. became a party in the process before the Supreme Court. The Supreme Court ratified the verdict of the Court of Appeals, which excluded Smartcom from the Tender.

     On July 18, the tender for the three 10 MHz frequencies on the 1,900 MHz band took place. Telefonica Movil Chile was awarded two frequencies (20
     MHz) for a total sum of UF 544,521 equivalent to US$12.8 million.


9.   ANALYSIS OF MARKETS, COMPETITION AND RELATIVE PARTICIPATION

     The Company estimates that sales in the telecommunications sector grew 4% during 2002 reaching some US$2,540 million, without including Pay TV. The growth was driven primarily by the mobile, data and Internet business. The growth in the traditional fixed-network voice communications business has slowed as consumers, unlike in previous years, are allocating an increasing proportion of their budget to mobile and Internet services.

     These changes have forced companies to adjust to the new market realities by refocusing resources and searching for new value-added businesses in which their current infrastructure can be used as leverage. Therefore, 2002 was characterized by significant restructuring on the part of the major operators, by a rationalization of investment, by changes in financing structure, and by the rollout of new technologies.


     Local Telephone Service

     This market contemplates providing local telephone services inside the primary areas, interconnection services with other telecommunications companies and other unregulated local services.

     Incorporation to this market is regulated by concessions awarded by the Undersecretary of Telecommunications of the Ministry of Transport and Telecommunications (Subtel).

     Currently eleven companies with twelve brands participate in this market, including rural operators. The penetration rate per 100 inhabitants as of December 2002 was in the order of 22.6, slightly lower than in December of 2001 (22.7 lines per 100 inhabitants). Telefonica CTC Chile had approximately 76% of fixed telephone lines as of December 2002.

     On August 21, 1999, Decree No. 187 was published in the Official Gazette. This decree was drafted jointly by the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction and it sets rates for the regulated services of Telefonica CTC Chile during the five-year period from 1999-2004. The Decree had to be applied retroactively as of May 4, 1999.

     In Resolution No. 611, the Antitrust Resolutive Commission established the possibility for Telefonica CTC Chile to offer alternative tariff plans to Decree No. 187, oriented toward volume discounts, and to request rate freedom in certain geographic areas. On September 4, 2001, Telefonica CTC Chile presented a proposal for alternative tariff plans (for high traffic consumption), which were approved in October 2002.

     On May 24, 2002, Telefonica CTC Chile also obtained authorization from Subtel to commercialize prepaid telephone service for low income segments, which was commercially implemented in October 2002.

     Of the five companies that were awarded the bid to operate fixed wireless telephone service concessions in the 3,400 to 3,700 MHz Wireless Local Loop (WLL), only Entel (licenses: one national and 13 regional) is developing its projects. Telefonica del Sur (which was awarded licenses in the VIII and X Regions) informed Subtel it was interrupting the project, due to extenuating circumstances.

     Telefonica CTC Chile does not currently hold a license to operate with WLL technology.

     Long Distance

     This market contemplates communications services between primary areas
     (DLD) and international communications (ILD), also known as intermediate services.

     On March 9, 1994 Law No. 19,302 came into effect. It establishes the application of a multicarrier system for domestic and international long distance. This law allows local telephone operators to participate in the long distance market through an independent subsidiary subject to a series of requirements.

     In this market there are currently 14 companies operating with 17 carrier codes. Traffic in the DLD and ILD market, through fixed telephone lines recorded a drop in 2002 compared to 2001 estimated at 9.5% and 1.9% respectively. Telefonica CTC Chile, through its subsidiaries Telefonica Mundo 188 and Globus 120, reached a market share of 39% in domestic long distance and 31% in international outgoing long distance at the end of 2002.

     Corporate Communications

     This business area contemplates providing circuit and data services (Datared, E1, ATM, Frame Relay), IP network solutions, Hosting, ASP and advanced telecommunications solutions for companies and Internet service providers (ISPs). Likewise includes commercialization of advanced equipment (multiple lines and PABx, among others).

     In October 2002 the management of Telefonica Empresas was refocused toward the company and corporate segment. In this business Telefonica CTC Chile competes with 8 companies in the private service area and with at least 10 companies in the hosting business, reaching a market share of approximately 49% of revenues, including sale of advanced equipment to companies.

     Mobile Communications

     Provides mobile communication services (cellular telephones, pagers, trunking and wireless data transmission).

     There are currently four mobile telephone operators and one smaller operator of mobile satellite communications. Telefonica CTC Chile, through its subsidiary Telefonica Movil, has approximately 30.4% of a total 6.1 million estimated subscribers as of December 2002.

     Of these companies, two operate with three linceses of 30 MHz each in the 1,900 MHz frequency band. Each of these was awarded in tenders in 1998. Two companies operate with two lincenses in the 800 MHz band, one of which is Telefonica Movil.

     Regarding the tender for PCS mobile spectrum in the 1,900 MHz band (3 bands of 10 MHz each), once the Supreme Court verdict to exclude Smartcom was handed down, the Ministry of Transport and Telecommunications called on Telefonica Movil S.A. and Bellsouth to proceed to bid on the three concessions on July 18, 2002.

     On July 18 the three 10 MHz frequencies on the 1,900 MHz band were awarded. Telefonica Movil Chile was awarded two frequencies (20 MHz) for a total sum of UF 544,521 equivalent to US$12.8 million.

     Pay TV

     The pay television market is composed of two main cable TV competitors with approximately 80% of the pay TV market. Two satellite TV operators and approximately 20 cable TV operators in specific areas, jointly have the remaining 20% of the market share.

     On July 3, 2000, a contract was signed for the sale by Telefonica CTC Chile of MetropolisIntercom to Cordillera Comunicaciones S.A. once the transaction was authorized by the Preventive Antitrust Commission (Comision Preventiva Antimonopolios). The amount of the transaction was US$270 million for 40% of Metropolis Intercom, 100% of its cable television network (except the cable TV network in the IV and VIII Regions) and 100% of Compania de Telecomunicaciones de Chile Plataforma Tecnica Red Multimedia. In addition the arbitration processes between both companies ended through judicial agreement.

     In January 2002 a merger agreement was achieved between Liberty Media and United Global Com (UCG), companies that participate in the Chilean operations of Metropolis Intercom and VTR, respectively.

     Internet Access

     In this market there are currently approximately 33 ISP's operating effectively, with two of these concentrating 80% of traffic. As of December 2002 it is estimated that the penetration rate per home is 19.6%; an important growth with respect to the 14.5% estimated at the end of 2001. IP traffic (switched) in 2002 in the network of Telefonica CTC Chile, reached in the order of 6,580 million minutes, with a growth of 4% compared to 2001.

     Telefonica CTC Chile focuses on Internet access for companies through its ISP TIE, segment in which it holds a market share of close to 30%, and has commercial agreements with ISP Terra.

     During 2002, Telefonica CTC Chile made an intensive deployment of internet access through ADSL broad band, directly to the customer and through a wholesale model in the ISP industry. At the end of December 2002 ADSL connections in the service of Telefonica CTC Chile reached 54,163 with a growth of 266% compared to December 2001, thus achieving a market share of 30%.

     Other Businesses

     Comprises the Public Telephone market, in which Telefonica CTC Chile participates through its subsidiary CTC Equipos. There are seven nationwide companies, out of which CTC Equipos as of December 2002 has approximately a 23% market share considering its own public telephones.

     On January 11, 1999, Telefonica CTC Chile completed the acquisition of 60% of Sonda S.A. The agreement included the commitment of Sonda S.A. to purchase 100% of the information assets of Telefonica CTC Chile, which occurred in the first quarter of 1999.

     On October 12, 2001, Telefonica CTC Chile signed a new shareholders' agreement with Inversiones Pacifico II Ltda. and Inversiones Atlantico Ltda. in which it grants each of these companies a call option for its 60% stake in Sonda S.A. maturing in June 2005. Additionally the outsourcing and rental contracts between Sonda and Telefonica CTC Chile were terminated and a contract was signed by virtue of which Telefonica CTC Chile repurchases, at book value the assets that were sold to Sonda S.A. in January 1999.

     On September 26, 2002, Telefonica CTC Chile S.A. through its subsidiary Telefonica Empresas signed a sales contract for 25% ownership of Sonda S.A. for Ch$27,921 million (approximately US$37.5 million), paid in cash.

     Through this agreement Inversiones Pacifico II Limitada acquired 11% of Sonda and Inversiones Santa Isabel Limitada acquired 14%. Both companies are related to Mr. Andres Navarro H. Thus, company control is transferred to Andres Navarro, while Telefonica CTC Chile keeps the remaining 35% ownership through its subsidiary Telefonica Empresas.

     During the third quarter of 2001 a new contract was signed between Telefonica CTC Chile and Publiguias, which terminated the existing contract in advance. This new agreement mainly consists of a billing and collections contract for which Telefonica CTC Chile receives a percentage of revenues generated by the sale of advertising in the Yellow and White Pages. Additionally, Publiguias shall pay a charge per customer for permanent updating of the database of Telefonica CTC Chile.

     On November 20, 2001 a subsidiary was formed to commercialize and install alarm systems and video cameras for residences and companies, providing monitoring and surveillance services and any other service relating to the above. As of December 2002 it is estimated that Telefonica CTC Chile has a market share of 24% in this service.

10.  ANALYSIS OF MARKET RISK

     Financial Risk Coverage

     Due to the size of the Company in comparison to the banking and capital markets in Chile, the Company obtains a large part of its financing abroad. In this sense it has obtained financing abroad denominated mainly in dollars and euros and in certain cases at a floating interest rate. For this reason the Company faces two types of financial risks, the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

     Financial risk due to foreign currency fluctuations

     The Company has exchange rate coverage instruments, the purpose of which is to reduce the negative impact of dollar and euro fluctuations on its results. The percentage of interest-bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

     The main hedging instruments used are dollar/UF and dollar/peso forwards contracts.

     As of December 31, 2002, the interest-bearing debt in original currency expressed in dollars was US$1,550.1 million, including US$1,119.8 million of financial liabilities in dollars, US$265.0 million in debt in "unidades de fomento" (inflation indexed chilean currency unit) and US$165.2 million of debt in euros. In this manner US$1.285 million corresponded to debt exposed to foreign currencies and therefore directly or indirectly exposed to variations in the dollar.

     Simultaneously, the Company had dollar/UF forward contracts and assets in dollars that resulted, as of December 31, 2002, in a coverage of close to 100% of outstanding debt.

     Financial risk due to floating interest rate fluctuations

     The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to interest rate increases.

     As of December 31, 2002, the Company had debts with variable Libor, Euro Libor and TAB interest rates mainly for syndicated loans.

     To protect the Company from increases in the variable (floating) interest rates, derivative financial instruments have been used, particularly "collars" (which protect the Libor rate) and variable to fixed interest rate "swaps", which limit within a range the future fluctuations of interest rates. This has allowed the Company to end 2002 with an exposure to floating interest rates of 19.4% of total interest-bearing debt in original currency.